                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-105881


                                   PROSPECTUS

                                 JUNE 20, 2003

                        TOWN SPORTS INTERNATIONAL, INC.

     Offer for all outstanding 9 5/8% Senior Notes due 2011 in aggregate principal amount at maturity of $255,000,000 in exchange for up to $255,000,000 aggregate principal amount at maturity of 9 5/8% Senior Exchange Notes due 2011.

TERMS OF THE EXCHANGE OFFER

- Expires 5:00 p.m., New York City time, July 21, 2003, unless extended.

- Not subject to any condition other than that the exchange offer not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

- We can amend or terminate the exchange offer.

- We will exchange all 9 5/8% Senior Notes due 2011 that are validly tendered and not validly withdrawn.

- We will not receive any proceeds from the exchange offer.

- The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

- You may withdraw tendered outstanding 9 5/8% Senior Notes due 2011 any time before the expiration of the exchange offer.

TERMS OF THE EXCHANGE NOTES

- The exchange notes rank junior to all of our and the guarantors' existing and future senior secured debt and senior to all of our and the guarantors' existing and future subordinated indebtedness.

- The exchange notes mature on April 15, 2011. The Exchange Notes will bear interest, which will be payable semi-annually in arrears, at a rate of 9 5/8% per annum on each April 15 and October 15, commencing October 15, 2003.

- We may redeem the exchange notes at any time on or after April 15, 2007.

- Prior to April 15, 2007, we may redeem up to 35% of the exchange notes with the proceeds of certain equity offerings.

- Upon a change of control, we may be required to offer to repurchase the exchange notes.

- The terms of the exchange notes are identical to our outstanding 9 5/8% Senior Notes due 2011 except for transfer restrictions and registration rights.

     FOR A DISCUSSION OF SPECIFIC RISKS THAT YOU SHOULD CONSIDER BEFORE TENDERING YOUR OUTSTANDING 9 5/8% SENIOR NOTES DUE 2011 IN THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

     There is no public market for our outstanding 9 5/8% Senior Notes due 2011 or the exchange notes. However, you may trade our outstanding 9 5/8% Senior Notes due 2011 in the Private Offerings Resale and Trading through Automatic Linkages, or PORTAL(TM), market.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


Disclosure Regarding Forward-Looking Statements.............   ii
Market and Industry Data....................................   ii
Prospectus Summary..........................................    1
Risk Factors................................................   14
The Exchange Offer..........................................   22
The Refinancing Transactions................................   30
Use of Proceeds.............................................   31
Capitalization..............................................   32
Selected Consolidated Financial and Other Data..............   33
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   38
Business....................................................   50
Management..................................................   65
Security Ownership and Certain Beneficial Owners............   69
Certain Relationships and Related Transactions..............   71
Description of Senior Secured Revolving Credit Facility.....   73
Description of Notes........................................   75
Certain U.S. Federal Income Tax Considerations..............  112
Plan of Distribution........................................  112
Legal Matters...............................................  114
Experts.....................................................  114
Available Information.......................................  114
Index to Financial Statements...............................  F-1

                             ----------------------

     As used in this prospectus and unless the context indicated otherwise, "Notes" refers, collectively, to (a) our 9 5/8% Senior Notes due 2011, also referred to as the "old notes," or the "Series A Notes" and (b) our 9 5/8% Senior Exchange Notes due 2011, also referred to as the "exchange notes" or the "Series B Notes."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations, or "cautionary statements," are disclosed under "Risk Factors" and elsewhere in this offering memorandum, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

                            MARKET AND INDUSTRY DATA

     Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information. Although we believe that these independent sources are reliable, we have not independently verified and cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained in this prospectus, and our beliefs and estimates based on such data, may not be reliable.
                             ---------------------

     Our trademarks, service marks and trade names include "New York Sports Clubs," "Washington Sports Clubs," "Boston Sports Clubs," "Philadelphia Sports Clubs," "TSAG," "TSI," "Town Sports International, Inc." and "Sports Club for Kids." This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

                               PROSPECTUS SUMMARY

     The following summary contains basic information about us and highlights selected information from the prospectus. It likely does not contain all the information that is important to you. Because it is a summary, it does not contain all the information that you should consider before investing. We encourage you to read this entire document and the documents we have referred you to. As used herein, "Town Sports," the "Company," "we," "us," and "our" refer to Town Sports International, Inc. and its subsidiaries.

                                  OUR COMPANY

     We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and the third largest fitness club operator in the United States, as measured by number of clubs. As of March 31, 2003, we operated 129 clubs that collectively served approximately 356,000 members. Our goal is to provide the premier health club network in each of the major metropolitan regions we serve. To optimize convenience to our members, we cluster clubs near the highest concentrations of our target members' areas of both employment and residence. Our clusters of clubs serve densely populated major metropolitan regions in which a high percentage of the population commutes to work. Our target member is college-educated, typically between the ages of 21 and 50 and earns an annual income of between $50,000 and $150,000. Our revenues, cash flows from operations and EBITDA for the year ended December 31, 2002 were $319.4 million, $50.8 million and $69.8 million, respectively and for the three months ended March 31, 2003 were $86.9 million, $23.6 million and $22.4 million, respectively. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, extraordinary loss and cumulative effect of change in accounting policy. EBITDA is presented because we believe it provides useful information regarding our liquidity.

     We are the largest fitness club operator in Manhattan with 37 locations (more than twice as large as our nearest competitor) and a total of 85 clubs under the New York Sports Clubs ("NYSC") brand name within the New York metropolitan region. We operate 20 clubs in the Boston region and 15 clubs in the Washington, D.C. region under our Boston Sports Club ("BSC") and Washington Sports Club ("WSC") brand names, respectively, and have begun establishing a similar cluster in the Philadelphia region with six clubs under our Philadelphia Sports Club ("PSC") brand name. In addition, we operate three clubs in Switzerland. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community and to foster the recognition as a local network of quality fitness clubs rather than a national chain.

     Over our 30-year operating history, we have developed and refined a model club format that allows us to cost effectively construct and efficiently operate our fitness clubs. Our model club ranges in size from approximately 15,000 to 25,000 square feet and features a wide variety of state-of-the-art cardiovascular and strength-training equipment, as well as exercise studios offering extensive group fitness programs. Some clubs also feature additional amenities, including swimming pools, squash or tennis courts and physical therapy centers. Our locker rooms generally include a sauna and steam room. We offer members a variety of other value-added services for which we receive additional fees, including personal training, massage and Sports Club for Kids.

                               INDUSTRY OVERVIEW

     Demographic trends have helped fuel the growth experienced by the fitness industry over the past decade. The industry has benefited from the aging of the "baby boomer" generation and the coming of age of their offspring. Government-sponsored reports, such as the Surgeon General's Report on Physical Activity & Health (1996) and the Call to Action to Prevent and Decrease Overweight and Obesity (2002) have helped to increase the general awareness of the benefits of physical exercise to these demographic segments over those of prior generations. Membership penetration (defined as club members as a percentage of the total U.S. population) has increased significantly from 8.3% in 1991 to 11.9% in 2001.

                         U.S. FITNESS CLUB REVENUES(1)
                                (IN $ BILLIONS)

                                  [BAR GRAPH]

1993  1994   1995   1996   1997   1998   1999   2000   2001
----  ----   ----   ----   ----   ----   ----   ----   ----
6.5   7.3    7.7    8.2    9.0    9.6    10.6   11.6   12.2

------------

(1) Industry revenues for 1991 and 1992 are not available.

                         U.S. FITNESS CLUBS MEMBERSHIP
                                 (IN MILLIONS)

                                  [BAR GRAPH]

1991  1992   1993   1994   1995   1996   1997   1998   1999   2000   2001
----  ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
20.9  20.8   22.9   25.2   24.1   26.2   28.3   29.5   30.6   32.8   33.8

     Total U.S. fitness club industry revenues increased at a compound annual growth rate of 8.2% from $6.5 billion in 1993 to $12.2 billion in 2001, while the total number of clubs increased at a compound annual growth rate of 3.9%, from 12,146 in 1991 to 17,807 in 2001. Growth in club memberships outpaced club growth during this period, increasing at a compound annual growth rate of 4.9% from 20.9 million in 1991 to 33.8 million in 2001. As a result, average members per club has increased from 1,721 in 1991 to 1,898 in 2001, indicating industry-wide demand for further expansion of the existing club base.

     Notwithstanding these longstanding growth trends, the fitness club industry continues to be highly fragmented. Less than 10.0% of clubs in the United States are owned and operated by companies that own more than 25 clubs, and the two largest fitness club operators each generate less than 9.0% of total fitness club revenues.

     As a large operator with recognized brand names, leading regional market shares and an established operating history, we believe we are well positioned to benefit from these favorable industry dynamics.

                             COMPETITIVE STRENGTHS

     Strong market position. We are the third largest fitness club operator in the United States, as measured by number of clubs. We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. We are the largest fitness club owner and operator in the New York and Boston regions, and we believe we are the second largest owner and operator in the Washington, D.C. region and the third largest in the Philadelphia region. We attribute our leadership positions in these markets to the success of our regional clustering strategy, the consistency of facilities and services provided by our clubs and the ability to continue to attract new members by providing one of the most attractive price/value combinations available in our markets.

     Successful regional clustering strategy. We believe our regional clustering strategy allows us to maximize cash flows by providing high quality, conveniently located fitness facilities on a cost effective basis. By operating a group of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs through a passport membership. This membership appeals primarily to customers who seek the convenience of having fitness clubs near their home and their workplace. Approximately 47% of our members choose the passport membership plan, and because these memberships offer broader privileges and greater convenience, they generate higher monthly dues than single club memberships. In a typical month, approximately 46% of our active members use a club other than the club they originally joined. Regional clustering also allows us to provide special facilities within the market, such as squash, tennis, basketball, special programs and swimming pools, without offering them at each location. We are also able to achieve economies of scale with regard to sales, marketing, purchasing, general operations and corporate administrative expenses.

     Stable cash flows. We believe that our emphasis on affordable monthly dues and our electronic funds transfer ("EFT") system allows us to generate stable and predictable cash flows. We charge a moderate initiation fee (approximately $83 on average over the last twelve months ended March 31, 2003) and monthly dues of $39 to $93, depending on the type of membership plan. We believe that our monthly dues structure gives us a significant competitive advantage in terms of ease of sale, collection and revenue collected per year, all of which make us less dependent on new membership sales and price discounting than certain of our competitors. We also believe our use of EFT, by which a member's credit card or bank account is automatically debited for each month's dues, assures a more stable cash flow, substantially reduces the traditional accounts receivable function and minimizes bad-debt write-offs. Approximately 91.6% of our members pay their monthly dues through EFT, accounting for 71.6% of consolidated revenue for the year ended December 31, 2002 and for the three months ended March 31, 2003.

     Proven unit operating performance. We have established a track record of consistent growth in revenue and cash flow across our club base. Our 32 wholly-owned clubs that have been in operation from January 1, 1998 through March 31, 2003 generated revenues and operating income (after corporate expenses allocated on a revenue basis) of $122.1 million and $32.3 million, respectively, during the year ended December 31, 2002, as compared to $85.1 million and $15.1 million, respectively, during the year ended December 31, 1998. We believe that the track record of our mature clubs provides a sound basis for expected improved performance in our recently opened clubs as well as providing impetus for continued investment in new clubs. In addition, for the year ended December 31, 2002, and the three months ended March 31, 2003, revenues from clubs that have been open for more than 24 months grew at 4.1% (excluding our club in Battery Park City that was closed for a year due to the events of September 11,
2001) and 1.8%, respectively.

     Experienced management team. We believe that our management team is one of the most experienced management teams in the industry. Our four senior executives have over 60 years of combined experience in the fitness club industry and have been working together at Town Sports since 1990. We believe that our management has the depth, experience and motivation to manage our internal and external growth. In the aggregate, our management team owns approximately 26% of our common stock on a fully-diluted basis.

     Proprietary centralized information systems. We utilize a proprietary system developed internally to track and analyze sales, leads and membership statistics. This system allows us to track the frequency of member workouts, multi-club utilization, value-added services and demographic profiles by member. This enables us to develop targeted direct marketing programs and to modify our broadcast and print advertising to improve consumer response. These systems also assist us in evaluating staffing needs and program offerings. In addition, we rely on certain data gathered through our information systems to assist in the identification of new markets for clubs and site selection within those markets.

                               BUSINESS STRATEGY

     We intend to continue to increase revenues and cash flow using the following strategies:

     Realize benefits from maturation of recently opened clubs. From January 1, 2001 to March 31, 2003, we opened or acquired 27 clubs. We believe that our recent financial performance does not yet fully reflect the benefit of these clubs. Based on our historical experience, a new club tends to achieve significant increases in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenues, there is a greater proportionate increase in profitability. We believe that the revenues and operating income
(loss) of these 27 clubs will significantly improve as the clubs reach maturity.

                                              CLUBS OPEN PRIOR TO   CLUBS OPEN SUBSEQUENT
                                                JANUARY 1, 2001      TO JANUARY 1, 2001
                                              -------------------   ---------------------
Number of wholly-owned clubs(1).............         100                     27

                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                              -------------------------------------------
                                                            (IN THOUSANDS)
Revenues(2).................................       $283,266                $33,123
Revenues per club(2)........................          2,833                  1,227
Operating income (loss)(3)..................         47,591                 (9,178)
Operating income (loss) per club............            476                   (340)

---------------

    (1) Excludes two partly-owned and managed clubs. Our Battery Park City club is included with the 27 clubs open subsequent to January 1, 2001. This club was temporarily closed in September, 2001 and was reopened in September, 2002.

    (2) Excludes $3.0 million of revenues generated at the corporate level.

    (3) Includes club operating expenses of $208.7 million for clubs open prior to January 1, 2001 and $39.1 million for clubs open subsequent to January 1, 2001, as well as an allocation (based on revenue) of corporate expenses of $27.0 million and $3.2 million for the clubs open prior to January 1, 2001 and the clubs open subsequent to January 1, 2001, respectively, and excludes $320,000 of pre-sale operating losses incurred by clubs that have not yet been opened.

     Expansion of regional clusters. We intend to strengthen our market position and to increase revenues and cash flow in our existing markets through the opening of new clubs and the acquisition of existing clubs. Before opening or acquiring a new club, we undertake a rigorous process involving site selection, demographic and competitive analysis, negotiation of lease and acquisition terms and financial modeling to ensure that a location meets our criteria for a model club. As of March 31, 2003, we had identified over 70 urban and suburban locations in our existing markets that we believe possess the criteria for a model club.

     Increased value-added services. In addition to our regional clustering strategy, we have continued to focus on increasing the additional services available to our members. The increased emphasis on value-added services and programs, such as personal training, massage, Sports Club for Kids, Group Exclusives, "for fee" programming, swimming and racquet sports has contributed to our growth, as non-membership club revenues have increased from $11.8 million, or 10.6% of revenues for the year ended December 31, 1998, to $42.8 million, or 13.3% of revenues in the year ended December 31, 2002. These services generate incremental revenues with minimal capital investment and assist us in the process of attracting and retaining members.

                          THE REFINANCING TRANSACTIONS

     In connection with the offering of the old notes we repaid our existing senior and subordinated credit facilities, redeemed our 9 3/4% senior notes due 2004 and our redeemable senior preferred stock and entered into a new senior secured revolving credit facility.

     We refer in this prospectus to these transactions, collectively, as the "other refinancing transactions."

     Our company is incorporated under the laws of the State of New York. Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10106. Our telephone number is (212) 246-6700. We maintain the following web site: www.mysportsclubs.com that provides information about club locations, program offerings and on-line promotions. Information contained on this web site, however, is not incorporated into or otherwise a part of this prospectus.

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus contains specific terms of this exchange offer and of the Notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this entire prospectus and the documents we have referred you to.

                             THE OLD NOTE OFFERING

Old Notes.....................   We sold our 9 5/8% Senior Notes due 2011 to
                                 Deutsche Bank Securities and BNP Paribas on
                                 April 16, 2003 in accordance with the terms of a purchase agreement. The initial purchasers subsequently resold the old notes to qualified institutional buyers in accordance with Rule
                                 144A under the Securities Act of 1933.

Registration Rights
Agreement.....................   We and the initial purchasers entered into a
                                 registration rights agreement on April 16, 2003, which granted the initial purchasers and any subsequent holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the old notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

                               THE EXCHANGE OFFER

Securities Offered............   Up to $255,000,000 aggregate principal amount
                                 at maturity of 9 5/8% Senior Exchange Notes due
                                 2011. The terms of the exchange notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The Exchange Offer............   We are offering to exchange the old notes for a
                                 like principal amount at maturity of exchange notes. Old notes may be exchanged only in integral principal at maturity in multiples of $1000.

Expiration Date; Withdrawal of
Tender........................   Our exchange offer will expire 5:00 p.m. New
                                 York City time, on             , 2003, or a
                                 later time if we choose to extend this exchange offer. You may withdraw your tender of old notes at any time prior to the expiration date.
                                 All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged. Any old notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales.......................   We believe that you can offer for resale,
                                 resell and otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

                                 - you acquire the exchange notes in the
                                   ordinary course of business;

                                 - you are not participating, do not intend to
                                   participate, and have no arrangement or
                                   understanding with any person to participate, in the distribution of the exchange notes; and

                                 - you are not an "affiliate" of ours, as
                                   defined in Rule 405 of the Securities Act.

                                 If any of these conditions is not satisfied and you transfer any exchange notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

                                 Each broker-dealer acquiring exchange notes issued for its own account in exchange for old notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any exchange notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the exchange notes issued in the exchange offer.

Conditions to the Exchange
Offer.........................   Our obligation to accept for exchange, or to
                                 issue the exchange notes in exchange for, any old notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange
                                 Offer -- Conditions to the Exchange Offer."

Procedures for Tendering Notes
Held in the Form of Book-Entry
Interests.....................   Most of the old notes were issued as global
                                 securities and were deposited upon issuance with The Bank of New York. The Bank of New York issued certificateless depositary interests in those outstanding old notes, which represent a 100% interest in those old notes, to The
                                 Depository Trust Company.

                                 Beneficial interests in the outstanding old notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the old notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

                                 You may tender your outstanding old notes:

                                 - through a computer-generated message
                                   transmitted by The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

                                 - by sending a properly completed and signed
                                   letter of transmittal, which accompanies this prospectus, and other documents required by the letter of transmittal, or a facsimile of the letter of transmittal and other required documents, to the exchange agent at the address on the cover page of the letter of transmittal;

                                 And either:

                                 - a timely confirmation of book-entry transfer
                                   of your outstanding old notes into the
                                   exchange agent's account at The Depository
                                   Trust Company, under the procedure for
                                   book-entry transfers described in this
                                   prospectus under the heading "The Exchange
                                   Offer -- Book Entry Transfers" must be
                                   received by the exchange agent on or before the expiration date; or

                                 - the documents necessary for compliance with
                                   the guaranteed delivery described in "The
                                   Exchange Offer -- Guaranteed Delivery
                                   Procedures" must be received by the exchange agent.

Procedures for Tendering Notes
held in the Form of Registered
Notes.........................   If you hold registered old notes, you must
                                 tender your registered old notes by sending a properly completed and signed letter of transmittal, together with other documents required by it, and your certificates, to the exchange agent, in accordance with the procedures described in this prospectus under the heading "The Exchange Offer -- Procedures for Tendering Old Notes."

United Series Federal Income
Tax Considerations............   The exchange offer should not result in any
                                 income, gain or loss to the holders of old notes or to us for United States Federal Income
                                 Tax Purposes. See "Certain U.S. Federal Income
                                 Tax Considerations."

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the exchange notes in the exchange offer.

                                 The proceeds from the offering of the old notes were used to:

                                 - fund the refinancing of our existing senior
                                   secured, senior unsecured and subordinated indebtedness (including applicable accrued interest and call premium);

                                 - redeem senior preferred stock;

                                 - pay transaction fees and expenses; and

                                 - for general corporate purposes.

Exchange Agent................   The Bank of New York is serving as the exchange
                                 agent for the exchange offer.

Shelf Registration
Statement.....................   In limited circumstances, holders of old notes
                                 may require us to register their old notes under a shelf registration statement.

                               THE EXCHANGE NOTES

Issuer........................   Town Sports International, Inc.

Securities offered............   $255,000,000 principal amount of 9 5/8% senior
                                 notes due 2011.

Maturity......................   April 15, 2011.

Interest rate.................   9 5/8% per year (calculated using a 360-day
                                 year).

Interest payment dates........   Each April 15 and October 15, beginning on
                                 October 15, 2003. Interest will accrue from the issue date of the Notes.

Ranking.......................   The Notes and the guarantees will be our
                                 unsecured senior obligations and will rank senior to all of our and the guarantors' existing and future subordinated debt. The
                                 Notes will effectively rank junior to any of our and the guarantors' secured debt to the extent of the value of the assets securing that debt, including debt under our new senior secured revolving credit facility. As of December 31, 2002, after giving effect to this offering and the other refinancing transactions described in this prospectus, we estimate that we and our subsidiaries would have had $12.4 million of secured debt outstanding, excluding approximately $50.0 million that, subject to certain limitations, we expect to have available to borrow under our new senior secured revolving credit facility.

Guarantees....................   All of our domestic subsidiaries will
                                 unconditionally guarantee the Notes on an unsecured senior basis. If we cannot make payments required by the Notes, our guarantor subsidiaries must make them. The guarantees may be released under certain circumstances.

Optional redemption...........   On or after April 15, 2007, we may redeem some
                                 or all of the Notes at the redemption prices listed in the "Description of Notes" section under the heading "Redemption -- Optional
                                 Redemption" plus accrued and unpaid interest.

Optional redemption after
equity offerings..............   At any time (which may be more than once)
                                 before April 15, 2006, we can choose to redeem up to 35% of the outstanding Notes with money that we raise in one or more equity offerings, as long as:

                                 - we pay 109.625% of the face amount of the
                                   Notes plus accrued and unpaid interest;

                                 - we redeem the Notes within 120 days of
                                   completing the equity offering; and

                                 - at least 65% of the aggregate principal
                                   amount of Notes originally issued remains outstanding afterwards.

Change of control offer.......   If a change in control of our company occurs,
                                 we must, subject to certain conditions, give holders the opportunity to sell their notes to us at 101% of their face amount plus accrued and unpaid interest.

                                 We might not be able to pay the required price for Notes presented to us at the time of a change of control because:

                                 - we might not have enough funds at the time;
                                   or

                                 - the terms of our new senior secured revolving
                                   credit facility may prevent us from paying.

Asset sale proceeds...........   If we or our subsidiaries engage in asset
                                 sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under our new senior secured revolving credit facility or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds. The purchase price of the Notes will be 100% of their principal amount plus accrued and unpaid interest.

Certain indenture
provisions....................   The indenture governing the Notes will contain
                                 covenants that, among other things, limit our and our subsidiaries' ability to:

                                 - incur additional debt;

                                 - pay dividends or distributions on our capital
                                   stock or repurchase our capital stock;

                                 - issue preferred stock of subsidiaries;

                                 - make certain investments;

                                 - create liens on our assets to secure debt;

                                 - enter into transactions with affiliates;

                                 - merge or consolidate with another company;
                                   and

                                 - transfer and sell assets.

                                 These covenants are subject to a number of important limitations and exceptions. See "Description of Notes -- Certain Covenants."

Risk factors..................   Investing in the Notes involves substantial
                                 risks. See "Risk Factors" for a description of some of the risks you should consider before investing in the Notes.

            SUMMARY HISTORICAL AND OTHER CONSOLIDATED FINANCIAL DATA

     Set forth below are our summary historical and other consolidated financial data as of December 31, 2002 and March 31, 2003 and for the fiscal years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2002 and 2003. The consolidated statement of operations data, balance sheet data and other financial data for fiscal years ended December 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data, balance sheet data and other financial data for the three months ended March 31, 2002 and 2003 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The club and membership data, for all periods presented, was derived from our unaudited books and records. The information contained in this table should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes thereto appearing elsewhere in this prospectus. All amounts are presented in thousands except club and membership data.

                                                                   THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,           MARCH 31,
                                  ------------------------------   -------------------
                                    2000       2001       2002       2002       2003
                                  --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues........................  $223,828   $281,633   $319,427   $76,874    $86,902
Operating expenses..............   200,481    252,677    281,334    67,982     72,752
Operating income................    23,347     28,956     38,093     8,892     14,150
Interest expense, net of
  interest income...............    13,120     14,527     16,421     4,085      4,210
Income tax provision............     5,031      6,853      9,709     2,387      4,099
Net income......................     4,831      7,046     10,507     1,665      5,841

                                                                  AS OF             AS OF
                                                            DECEMBER 31, 2002   MARCH 31, 2003
                                                            -----------------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................      $  5,551           $  9,052
Total assets..............................................       314,250            312,517
Long-term debt, including current installments............       160,943            148,838
Redeemable senior preferred stock.........................        62,125             64,089
Redeemable Series A preferred stock.......................        34,841             36,061
Stockholders' deficit.....................................       (31,740)           (29,437)

                                                                           THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,          MARCH 31,
                                            ----------------------------   -------------------
                                             2000      2001       2002       2002       2003
                                            -------   -------   --------   --------   --------
OTHER FINANCIAL DATA:
Net cash provided by operating
  activities..............................  $40,573   $44,348   $ 50,805   $ 20,569   $ 23,606
Compensation expense incurred in
  connection with stock options...........   (1,836)   (1,149)    (1,207)      (281)      (187)
Depreciation and amortization.............  (28,173)  (34,549)   (33,953)    (8,436)    (8,896)
Goodwill impairment and club closure
  costs...................................       --        --     (2,297)    (1,301)        --
Noncash rental expense, net of noncash
  rental income...........................   (2,976)   (4,224)    (1,670)      (713)      (522)
Net change in certain working capital
  components..............................   (9,392)   (3,475)    (2,413)   (10,573)    (5,564)
(Decrease) increase in deferred tax
  asset...................................    3,326     4,526      1,162      1,413     (2,903)
Increase (decrease) in deferred membership
  costs...................................    2,745     1,162       (340)       856        160
Other.....................................      564       407        420        131        147
                                            -------   -------   --------   --------   --------
Net income................................    4,831     7,046     10,507      1,665      5,841
Depreciation and amortization(1)..........   26,248    32,185     31,748      7,857      8,299
Interest expense, net of interest
  income..................................   13,120    14,527     16,421      4,085      4,210
Provision for corporate income tax........    5,031     6,853      9,709      2,387      4,099
Loss from discontinued operations of
  closed clubs(2).........................      365       530        767         66         --
Cumulative effect of a change in
  accounting policy(3)....................       --        --        689        689         --
                                            -------   -------   --------   --------   --------
EBITDA(4).................................  $49,595   $61,141   $ 69,841   $ 16,749   $ 22,449
                                            =======   =======   ========   ========   ========
EBITDA Margin(4)..........................     22.2%     21.7%      21.9%      21.8%      25.8%

Capital expenditures and club acquisition
  costs...................................  $71,507   $59,083   $ 43,715     20,376      7,418

CLUB AND MEMBERSHIP DATA:
Total clubs operated at end of
  period(5)...............................      105       119        129        126        129
Members at end of period(6)...............  278,000   317,000    342,000    330,000    356,000
Mature club revenue increase(7)...........     18.6%     12.3%       4.1%       3.8%       1.8%

AS ADJUSTED DATA:(8)
Ratio of earnings to fixed charges(9).....                          1.25x
Cash interest expense(10).................                      $ 25,711
Ratio of EBITDA to cash interest
  expense.................................                          2.72x
Debt......................................                      $267,443
Ratio of debt to EBITDA...................                          3.83x

------------

 (1) Effective January 1, 2002 we implemented Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. In connection with SFAS 142 we no longer amortize goodwill, but rather test it for impairment when circumstances indicate it is necessary, and at a minimum annually. A reconciliation of reported net income to net income adjusted for the impact of SFAS 142 is as follows for the periods presented:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                                     ----------------
                                                                      2000     2001
                                                                     ------   -------
      Net income as reported......................................   $4,831   $ 7,046
      Goodwill amortization, net of taxes.........................    2,481     3,092
                                                                     ------   -------
      Net income as adjusted......................................   $7,312   $10,138
                                                                     ======   =======

 (2) In the fourth quarter of 2002, we closed two remote underperforming, wholly-owned clubs. In connection with the closure of one of the clubs, we recorded club closure costs of $996 related to the write-off of fixed assets. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the Consolidated Statement of Operations and prior periods have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of.

     Loss from operations and tax benefit for these discontinued clubs were as follows for the periods presented:

                                                                                                    THREE
                                                                                                   MONTHS
                                                                                                    ENDED
                                                                   YEARS ENDED DECEMBER 31,       MARCH 31,
                                                                  ---------------------------     ---------
                                                                  2000      2001       2002         2002
                                                                  -----     -----     -------     ---------
     Loss from operations of discontinued clubs (including
       loss on club closure of $996 in 2002)..................    $(597)    $(894)    $(1,318)      $(114)
     Benefit for corporate income tax.........................     (232)     (364)       (551)        (48)
                                                                  -----     -----     -------       -----
     Loss from discontinued operations........................    $(365)    $(530)    $  (767)      $ (66)
                                                                  =====     =====     =======       =====

 (3) Effective January 1, 2002 we implemented SFAS 142. In connection with the SFAS 142 transitional impairment test we recorded a $1,301 write-off of goodwill. A deferred tax benefit of $612 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689 in 2002. The write-off of goodwill related to four remote, underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value.

 (4) EBITDA is defined as earnings before interest, taxes, depreciation, amortization, income (loss) from operations of discontinued clubs, and cumulative effect of changes in accounting policy. For the year ended December 31, 2002 and the three months ended March 31, 2003, EBITDA includes non-cash charges of $1,207 and $187, respectively, reflecting the non-cash component of compensation expense related to stock options and $1,670 and $522, respectively, reflecting the non-cash component of deferred lease expense net of the non-cash component of deferred lease income. Non-cash deferred lease expense reflects the difference between accrued rent expense in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP") and cash rent expense actually paid in a given period, which difference is typically positive in the early years of a lease and negative in the later years of a lease. EBITDA is presented because we believe it provides useful information regarding our liquidity and financial condition. EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income (loss) or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. EBITDA Margin is defined as EBITDA as a percentage of revenues. Additionally, investors should be aware that EBITDA may not be comparable to similarly titled measures presented by other companies.

 (5) Includes all clubs wholly-owned or partly-owned and managed. (We operate two partly-owned clubs under the Washington Sports Club brand name as of March 31, 2003).

 (6) Represents members at clubs wholly-owned or partly-owned and managed.

 (7) We define mature clubs as those clubs operated by us for more than 24 months.

 (8) As adjusted data reflects the issuance of the Notes and the other refinancing transactions as if they had occurred on the first day of the relevant period.

 (9) For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before provision for corporate income taxes and fixed charges. "Fixed charges" consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of our rent expense (assumed to be one third of rent expense, which is an appropriate representative of the interest factor).

(10) Cash interest expense is defined as interest expense less amortization of debt issuance costs.

                                  RISK FACTORS

     You should consider carefully all of the information in this prospectus, including the following risk factors and warnings, before deciding whether to exchange your old notes for the exchange notes to be issued in this exchange offer. Except for the first three risk factors described below, these risk factors apply to both the old notes and the exchange notes.

RISKS RELATED TO THE OFFERING

  You may have difficulty selling the old notes which you do not exchange, since outstanding old notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration.

     If a large number of outstanding old notes are exchanged for exchange notes issued in the exchange offer, it may be difficult for holders of outstanding old notes that are not exchanged in the exchange offer to sell their old notes, since those old notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act or state laws that apply to them. In addition, if there are only a small number of old notes outstanding, there may not be a very liquid market in those old notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. See "The Exchange Offer -- You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Notes."

     In addition, if you do not tender your outstanding old notes or if we do not accept some outstanding old notes, those old notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the old notes that are described in the legend on the old notes and in the prospectus relating to the old notes.

  Resale Restrictions -- If you exchange your old notes, you may not be able to resell the exchange notes you receive in the exchange offer without registering them and delivering a prospectus.

     You may not be able to resell exchange notes you receive in the exchange offer without registering those exchange notes or delivering a prospectus. Based on interpretations by the Commission in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:

     1. holders who are not "affiliates" of Town Sports within the meaning of Rule 405 of the Securities Act;

     2. holders who acquire their exchange notes in the ordinary course of business; and

     3. holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities
        Act) of the exchange notes;

do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

     Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the Commission in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed "underwriters" within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding exchange notes in market-making activities or other trading activities and must deliver a prospectus when they resell the exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

     You should review the more detailed discussion in "The Exchange
Offer -- Procedures for Tendering Old Notes and Consequences of Exchanging Outstanding Old Notes".

 Our substantial leverage may impair our financial condition and we may incur significant additional debt.

     We currently have, and after the issuance of the Notes will have, a substantial amount of debt. As of March 31, 2003, our total consolidated debt was approximately $148.8 million. See "Capitalization" for additional information.

     Our substantial debt could have important consequences to you, including:

     - making it more difficult for us to satisfy our obligations with respect to the Notes;

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions of clubs and other general corporate requirements;

     - requiring a substantial portion of our cash flow from operations for the payment of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions of new clubs and general corporate requirements; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

These limitations and consequences may place us at a competitive disadvantage to other less-leveraged competitors.

     Subject to specified limitations, the indenture permits us and our subsidiaries to incur substantial additional debt. In addition, as of March 31, 2003, after giving effect to the offering of the old notes and the other refinancing transactions, subject to certain limitations, we would be able to borrow up to $50.0 million (less any standby letter of credit issuances) under our new senior secured revolving credit facility. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Description of Senior Secured Revolving Credit Facility" for additional information.

 Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

     Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will continue to generate cash flow from operations at current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may have to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any refinancing of this kind would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Notes.

 Although the notes are referred to as "senior notes," they will be effectively subordinated to our secured indebtedness.

     The Notes are unsecured obligations of Town Sports and are guaranteed by all of our domestic subsidiaries. As a result of this structure, the Notes are effectively subordinated to all of our and the guarantors' secured indebtedness to the extent of the value of the collateral. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving us and the guarantors, our and the guarantors' assets could not be used to pay you until after all secured claims against us have been fully paid.

     On March 31, 2003, as adjusted for the issuance of the Notes and the other refinancing transactions we and the guarantors would have had outstanding an aggregate of $10.8 million of secured indebtedness that would be effectively senior to the Notes and, subject to certain limitations, we would be able to borrow up to $50.0 million (less any standby letter of credit issuances) under our new senior secured revolving credit facility. We may incur additional secured indebtedness in the future.

 Covenant restrictions under our indebtedness may limit our ability to operate our business and, in such an event, we may not have sufficient assets to pay amounts due to you on the Notes.

     Our new senior secured revolving credit facility, the indenture governing the Notes and certain of our other agreements regarding our indebtedness contain, among other things, covenants that may restrict our and the restricted subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. Our new senior secured revolving credit facility and the indenture restrict, among other things, our ability and the ability of our restricted subsidiaries to:

     - borrow money;

     - pay dividends or make distributions;

     - purchase or redeem stock;

     - make investments and extend credit;

     - engage in transactions with affiliates;

     - engage in sale-leaseback transactions;

     - consummate certain asset sales;

     - effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

     - create liens on our assets.

     In addition, our new senior secured revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests that may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our new senior secured revolving credit facility and the indenture. If an event of default under our new senior secured revolving credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the Notes. As a result, you may receive less than the full amount you would be otherwise entitled to receive on the Notes. See "Description of Senior Secured Revolving Credit Facility" and "Description of Notes" for additional information.

  The guarantees may not be enforceable because of fraudulent conveyance laws.

     The incurrence of the guarantees by the guarantors may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of the guarantors' unpaid creditors. Under these laws, if in such a case or lawsuit a court were to find that, at the time such guarantor incurred a guarantee of the Notes, such guarantor:

     - incurred the guarantee of the Notes with the intent of hindering, delaying or defrauding current or future creditors; or

     - received less than reasonably equivalent value or fair consideration for incurring the guarantee of the Notes and such guarantor:

      - was insolvent or rendered insolvent;

      - was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

      - intended to incur, or believed that it would incur, debts beyond its ability to pay as these debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);

     then such court could avoid the guarantee of such guarantor or subordinate the amounts owing under the guarantee to the guarantor's presently existing or future debt or take other actions detrimental to you.

     It may be asserted that the guarantors incurred their guarantees for our benefit and they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

     The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee, either:

     - the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation; or

     - the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including continent liabilities) as they become absolute and matured.

     If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be a creditor of Town Sports and any guarantor whose obligation was not set aside or found to be unenforceable.

 We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

     Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

     The source of funds for that purchase of Notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowing, sales of assets or sales of equity. We cannot assure you that sufficient funds will be available at the time of any change of control to make required repurchases of Notes tendered. In addition, the terms of our new senior secured revolving credit facility limit our ability to purchase your Notes. Our future debt agreements may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase all of the Notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of Notes or that restrictions in our new senior secured revolving credit facility and the indenture will not allow such repurchases. See "Description of Notes--Change of Control" and "Description of Senior Secured Revolving Credit Facility" for additional information.

 There is no established trading market for the Notes and the Notes contain restrictions on transfer that may make it difficult for you to sell or pledge your Notes.

     There is currently no established trading market for the Notes. The initial purchasers are not obligated to repurchase the Notes or to provide markets that would allow the Notes to be traded. Although we are obligated, subject to some exceptions, to attempt to exchange the Notes for notes that will be registered with the SEC, we may not be able to comply with this obligation. See the description of the proposed exchange offer under "Exchange Offer; Registration Rights." Whether or not the Notes are exchanged for registered notes in the proposed exchange offer, an active market for the Notes or the exchange notes may not develop. If markets for the Notes do not develop, you will not be able to resell your Notes for an extended period of time, if at all. Consequently, your lenders may be reluctant to accept the Notes as collateral for loans. Moreover, if markets for the Notes do develop in the future, we cannot assure you that these markets will continue indefinitely or that the Notes can be sold at a price equal to or greater than their initial offering price. In addition, in response to prevailing interest rates and market conditions generally, the Notes could trade at a price lower than their initial offering price. Because the Notes have not been registered under the Securities Act, the Notes are subject to additional restrictions on transfer, including that:

     - the Notes may only be sold within the United States to qualified institutional buyers;

     - the Notes may be sold outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act;

     - the Notes will not be registered under the Securities Act or any state or foreign securities laws; and

     - transfers of the Notes are subject to substantial contractual and legal restrictions, including that you may not sell or offer to sell the Notes in any state or jurisdiction of the United States or any foreign jurisdiction other than those where a sale or offer is permitted.

     Given the risks inherent in an investment in the Notes and the restrictions on transfer, you may have difficulty finding willing buyers for the Notes. Consequently, you may not be able to liquidate your investment readily, and the Notes may not be readily accepted as collateral for loans. Therefore, you should be aware that you may bear the economic risk of an investment in the Notes until maturity. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. We cannot assure you that the market for the Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the Notes.

RISK FACTORS RELATED TO THE COMPANY

 We may experience losses in our recently opened greenfield clubs.

     We have opened a total of 20 new club locations that we have constructed (or greenfield clubs) in the last 24 months. Upon opening a greenfield club, we typically experience an initial period of club operating losses. Although we pre-sell memberships, such enrollment typically generates insufficient revenue for the club to generate positive cash flow. As a result, a greenfield club typically generates an operating loss in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. These operating losses and lower margins will negatively impact our future results of operations. This negative impact will be increased by the initial expensing of pre-opening costs which include legal and other costs associated with lease negotiations and permitting and zoning requirements, as well as increased depreciation and amortization expenses, which will further negatively impact net income. A greenfield club typically reaches mature membership levels in three to four years. We may, at our discretion, accelerate or expand our plans to open new greenfield clubs, which may adversely affect results from operations temporarily.

 Our inability to acquire additional capital on acceptable terms to finance future expansion would adversely impact our competitive position.

     The opening of greenfield clubs and the acquisition of existing clubs requires considerable capital. Any material acceleration or expansion of that plan through additional greenfields or acquisitions, to the extent such acquisitions include cash payments, may require us to pursue additional sources of financing. We cannot assure you that financing will be available or that it will be available on acceptable terms. The inability to finance accelerated expansion on acceptable terms may negatively impact our competitive position and/or materially adversely affect our business, results of operations or financial condition.

 We may be unable to attract and retain members, which could have a negative effect on our business.

     The performance of our clubs is dependent on our ability to attract and retain members, and we cannot assure you that we will be successful in these efforts, or that the membership levels at our clubs will not materially decline. Most of our members can cancel their club membership at any time upon 30 days notice. In addition, there are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including harm to our reputation, a decline in our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public's interest in sports and fitness clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

 Our geographic concentration heightens our exposure to adverse regional developments.

     As of March 31, 2003, we operated 85 fitness clubs in the New York metropolitan market, 20 fitness clubs in the Boston market, 15 fitness clubs in the Washington, D.C. market, six fitness clubs in the Philadelphia market and three fitness clubs in Switzerland. Our geographic concentration in the Northeast and Mid-Atlantic regions and, in particular, the New York area, heightens our exposure to adverse developments related to competition, as well as, economic and demographic changes in these regions. Over the past twelve months, we have experienced a decline in the growth rate of our mature club revenue and a decline in memberships in Manhattan, each of which we attribute to the general economic conditions in the markets we serve as well as to the continuing effects of the events of September 11, 2001. We cannot assure you that our geographic concentration will not result in a material adverse effect on our business, financial condition or results of operations in the future.

 The high level of competition in the fitness club industry could make it difficult for us to generate sufficient cash flow to service our debt.

     The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies that are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or greenfield locations, thereby increasing costs associated with expansion through both acquisitions, and lease negotiation and real estate availability for greenfields. See "Business--Competition."

 We could be subject to claims related to health or safety risks at our clubs.

     Use of our clubs poses some potential health or safety risks to members or guests through exertion and use of our services and facilities including exercise equipment. We cannot assure you that claims against us for death or injury suffered by members or their guests while exercising at a club will not be asserted, or that we would be able to successfully defend any such claim. We cannot assure you that we will be able to maintain our general liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. A claim has been filed against us by an individual for injuries sustained at one of our club locations for $250.0 million in damages for personal injuries and $250.0 million in punitive damages. "Business -- Legal Proceedings."

 Loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to generate cash flow from operations and service our debt.

     We are dependent on the continued services of our senior management team, particularly Mark Smith, Chairman; Robert Giardina, Chief Executive Officer; Richard Pyle, Chief Financial Officer; and Alexander Alimanestianu, Chief Development Officer. We believe the loss of such key personnel could have a material adverse effect on us and our financial performance. Currently, we do not have any long-term employment agreements with our executive officers, and we cannot assure you that we can attract and retain sufficient qualified personnel to meet our business needs. See "Management -- Directors and Executive Officers."

 The interests of our controlling shareholder may be in conflict with your interests as a holder of Notes.

     Bruckmann, Rosser, Sherrill & Co., L.P. and certain of its affiliates (collectively "BRS") own approximately 40% of our common stock on a fully diluted basis and has the ability to elect a majority of the board of directors and generally to control the affairs and policies of our company. Circumstances may occur in which the interests of BRS, as our shareholder, in pursuing acquisitions or otherwise, could be in conflict with the interests of the holders of the Notes. See "Security Ownership and Certain Beneficial Owners" and "Certain Relationships and Related Transactions."

 We are subject to extensive government regulation and changes in these regulations could have a negative effect on our financial condition.

     Our operations and business practices are subject to federal, state and local government regulation in the various jurisdictions in which our clubs are located, including: (1) general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale, financing and collection of such memberships, (2) state and local health regulations, (3) federal regulation of health and nutritional supplements, and (4) regulation of rehabilitation service providers. Although we are not aware of any proposed changes in any statutes, rules or regulations, any changes in such laws could have a material adverse effect on our financial condition and results of operations. See "Business -- Government Regulation."

 The occurrence of extraordinary events, such as war in Iraq or elsewhere may increase the likelihood of a major terrorist attack in the United States, which may adversely affect our clubs, resulting in a decrease in our revenues.

     The United States has recently been engaged in a military action in Iraq. Such military action may increase the likelihood of another major terrorist attack in the United States. Our geographic concentration in the major cities in the Northeast and Mid-Atlantic regions and, in particular, the New York and Washington, D.C. areas, heightens our exposure to such future terrorist attacks, which may adversely affect our clubs and result in a decrease in our revenues. Future terrorist attacks cannot be predicted, and their occurrence can be expected to further negatively affect the United States economy generally, and specifically the regional markets in which we operate.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OUTSTANDING EXCHANGE NOTES

     On April 16, 2003, we sold the old notes to Deutsche Bank Securities and BNP Paribas. When we sold the old notes, we entered into a registration rights agreement with Deutsche Bank Securities and BNP Paribas. The registration rights agreement requires that we register the old notes sold on April 16, 2003 with the Commission and offer to exchange the new registered exchange notes for the outstanding old notes sold on April 16, 2003.

     We will accept any validly tendered old notes that you do not withdraw before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 of principal amount at maturity of exchange notes in exchange for each $1,000 principal amount at maturity of your outstanding old notes. You may tender some or all of your old notes in the exchange offer.

     The form and terms of the exchange notes are the same as the form and terms of the outstanding old notes except that:

     (1) the exchange notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

     (2) the exchange notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding old notes; and

     (3) interest on the exchange notes will accrue from the last interest date on which interest was paid on your old notes.

     Outstanding old notes that we accept for exchange will not accrue interest after we complete the exchange offer.

     The exchange offer will expire at 5:00 p.m., New York City time, on
       , 2003, unless we extend it. If we extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     (1) to extend the exchange offer;

     (2) to delay accepting your old notes;

     (3) to terminate the exchange offer and not accept any old notes for exchange if any of the conditions have not been satisfied; or

     (4) to amend the exchange offer in any manner.

     We will promptly give oral or written notice of any extension, delay, non-acceptance, termination or amendment. We will also file a post-effective amendment with the Commission if we amend the terms of the exchange offer.

     If we extend the exchange offer, old notes that you have previously tendered will still be subject to the exchange offer and we may accept them. We will promptly return your old notes if we do not accept them for exchange for any reason without expense to you after the exchange offer expires or terminates.

PROCEDURES FOR TENDERING OLD NOTES

     Only you may tender your old notes in the exchange offer.

     To tender your old notes in the exchange offer, you must:

     (1) complete, sign and date the letter of transmittal which accompanied this prospectus, or a copy of it;

     (2) have the signature on the letter of transmittal guaranteed if required by the letter of transmittal; and

     (3) mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent;

     OR

if you tender your notes under The Depository Trust Company's book-entry transfer procedures, transmit an agent's message to the exchange agent on or before the expiration date.

In addition, either:

     (1) the exchange agent must receive certificates for outstanding old notes and the letter of transmittal; or

     (2) the exchange agent must receive a timely confirmation of a book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company, along with the agent's message; or

     (3) you must comply with the guaranteed delivery procedures described below.

     An agent's message is a computer-generated message transmitted by The Depository Trust Company through its Automated Tender Offer Program to the exchange agent.

     To tender your old notes effectively, you must make sure that the exchange agent receives a letter of transmittal and other required documents before the expiration date.

     When you tender your outstanding old notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

     The method of delivery of outstanding old notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that you use an overnight or hand delivery service instead of mail. If you do deliver by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow enough time to make sure your documents reach the exchange agent before the expiration date. Do not send a letter of transmittal or notes directly to us. You may request your brokers, dealers, commercial banks, trust companies, or nominees to make the exchange on your behalf.

     Unless you are a registered holder who requests that the exchange notes to be mailed to you and issued in your name, or unless you are an eligible institution, you must have your signature guaranteed on a letter of transmittal or a notice of withdrawal by an eligible institution. An eligible institution is a firm which is a financial institution that is a member of a registered national securities exchange or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

     If the person who signs the letter of transmittal and tenders the old notes is not the registered holder of the old notes, the registered holders must endorse the old notes or sign a written instrument of transfer or exchange that is included with the old notes, with the registered holder's signature guaranteed by an eligible institution. We will decide whether the endorsement or transfer instrument is satisfactory.

     We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered old notes, and our determination will be final and binding on you. We reserve the absolute right to:

     (1) reject any and all tenders of any particular note not properly tendered;

     (2) refuse to accept any old note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

     (3) waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

     Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of old notes as we will determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of old notes.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of outstanding old notes, the outstanding old notes must be endorsed or accompanied by powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding old notes.

     If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or power of attorney on your behalf, those persons must indicate their capacity when signing, and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

     To participate in the exchange offer, we require that you represent to us that:

     (1) you or any other person acquiring exchange notes for your outstanding old notes in the exchange offer is acquiring them in the ordinary course of business;

     (2) neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes is engaging in or intends to engage in a distribution of the exchange notes issued in the exchange offer;

     (3) neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer;

     (4) neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes is our "affiliate" as defined under Rule 405 of the Securities Act; and

     (5) if you or another person acquiring exchange notes for your outstanding old notes is a broker-dealer, you will receive exchange notes for your own account, you acquired exchange notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

     Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the exchange notes issued in the exchange offer.

     If you are our "affiliate," as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your outstanding old notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

     (1) may not rely on the applicable interpretations of the staff of the Commission; and

     (2) must comply with the registration and prospectus delivery requirements of the Securities Act when reselling the exchange notes.

ACCEPTANCE OF OUTSTANDING OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES ISSUED IN THE EXCHANGE OFFER

     We will accept validly tendered old notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered old notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If we do not accept any tendered old notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered old notes by book-entry transfer, we will credit the notes to an account maintained with The Depository Trust Company. We will return certificates or credit the account at The Depository Trust Company as promptly as practicable after the exchange offer terminates or expires.

BOOK-ENTRY TRANSFERS

     The exchange agent will make a request to establish an account at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in The Depository Trust Company's systems must make book-entry delivery of outstanding old notes by causing The Depository Trust Company to transfer those outstanding old notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's Automated Tender Offer Procedures. The participant should transmit its acceptance to The Depository Trust Company on or before the expiration date or comply with the guaranteed delivery procedures described below. The Depository Trust Company will verify acceptance, execute a book-entry transfer of the tendered outstanding old notes into the exchange agent's account at The Depository Trust Company and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent's message confirming that The Depository Trust Company has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at The Depository Trust Company. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must:

     (1) be transmitted to and received by the exchange agent at the address listed below under "Exchange Agent" on or before the expiration date; or

     (2) the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If you are a registered holder of outstanding old notes who desires to tender old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

     (1) you tender the old notes through an eligible institution;

     (2) before the expiration date, the exchange agent received from the eligible institution a notice of guaranteed delivery in the form we have provided. The notice of guaranteed delivery will state the name and address of the holder of the old notes being tendered and the amount of old notes being tendered, that the tender is being made and guarantee that within three New York Stock Exchange trading days after the notice of guaranteed delivery is signed, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     (3) the certificates for all physically tendered outstanding old notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective, you must make sure that, before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a written notice of withdrawal at one of the addresses below or, if you are a participant of The Depository Trust Company, an electronic message using The Depository Trust Company's Automated Tender Offer Program.

     A notice of withdrawal must:

     (1) specify the name of the person that tendered the old notes to be withdrawn;

     (2) identify the old notes to be withdrawn, including the principal amount at maturity of the old notes;

     (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or be accompanied by documents of transfer; and

     (4) if you have transmitted certificates for outstanding old notes, specify the name in which the old notes are registered, if different from that of the withdrawing holder, and identify the serial numbers of the certificates.

     If you have tendered old notes under the book-entry transfer procedure, your notice of withdrawal must also specify the name and number of an account at The Depository Trust Company to which your withdrawn old notes can be credited.

     We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered old notes that you withdraw will be not be considered to have been validly tendered. We will return any outstanding old notes that have been tendered but not exchanged, or credit them to The Depository Trust

Company account, as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above before the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     We are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding old notes. We may terminate or amend the exchange offer, if at any time before the acceptance of outstanding notes:

     (1) any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

     (2) if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

     (3) there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus, as discussed above.

     These conditions are for our sole benefit and we may assert or waive them at any time and for any reason. However, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

EXCHANGE AGENT

     You should direct all signed letters of transmittal to the exchange agent, The Bank of New York. You should direct questions, requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery to the exchange agent addressed as follows:

  By Registered or Certified           By Hand Delivery          By Overnight Courier and By
             Mail:                   (before 4:30 p.m.):         Hand after 4:30 p.m. on the
                                                                       Expiration Date:
    The Bank of New York,           The Bank of New York,
  101 Barclay Street, 7 East      101 Barclay Street, 7 East        The Bank of New York,
   New York, New York 10286        New York, New York 10286       101 Barclay Street, 7 East
    Attn: Corporate Trust           Attn: Corporate Trust          New York, New York 10286
           Operations                     Operations                Attn: Corporate Trust
                                                                          Operations

                                 By Facsimile:

                                 (212) 298-1915
                             Attn: Customer Service

                             Confirm by telephone:

                                 (212) 815-6331

     Delivery or fax of the letter of transmittal to an address or number other than those above is not a valid delivery of the letter of transmittal.

FEES AND EXPENSES

     We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

     We will pay the estimated cash expenses connected with the exchange offer. We estimate that these expenses will be approximately $175,000.

ACCOUNTING TREATMENT

     The exchange notes will be recorded at the same carrying value as the existing old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

TRANSFER TAXES

     If you tender outstanding old notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register exchange notes in the name of, or request that your old notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

  You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Exchange Notes

     If you do not tender your outstanding old notes, you will not have any further registration rights, except for the rights described in the registration rights agreements and described above, and your old notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your old notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

     Holders of the exchange notes issued in the exchange offer and old notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the Notes.

  Consequences of Exchanging Outstanding Old Notes

     If you make the representations that we discuss above, we believe that you may offer, sell or otherwise transfer the exchange notes to another party without registration of your notes or delivery of a prospectus.

     We base our belief on interpretations by the staff of the Commission in no-action letters issued to third parties. If you cannot make these representations, you cannot rely on this interpretation by the Commission's staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the old notes. A broker-dealer that receives exchange notes for its own account in exchange for its outstanding old notes must acknowledge that it acquired as a result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers who can make these representations may use this exchange offer prospectus, as supplemented or amended, in connection with resales of exchange notes issued in the exchange offer.

     However, because the Commission has not issued a no-action letter in connection with this exchange offer, we cannot be sure that the staff of the Commission would make a similar determination regarding the exchange offer as it has made in similar circumstances.

  SHELF REGISTRATION

     The registration rights agreement also requires that we file a shelf registration statement if:

     (1) we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

     (2) law or Commission policy prohibits a holder from participating in the exchange offer;

     (3) a holder cannot resell the exchange notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

     (4) a holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates.

     We will also register the exchange notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register exchange notes in any jurisdiction unless a holder requests that we do so.

     Old notes will be subject to restrictions on transfer until:

     (1) a person other than a broker-dealer has exchanged the old notes in the exchange offer;

     (2) a broker-dealer has exchanged the old notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

     (3) the old notes are sold under an effective shelf registration statement that we have filed; or

     (4) the old notes are sold to the public under Rule 144 of the Securities Act.

                          THE REFINANCING TRANSACTIONS

     In connection with the offering of the old notes, we have consummated the following refinancing transactions, which we refer to as the other refinancing transactions.

REPAYMENT OF EXISTING INDEBTEDNESS

     Concurrently with the closing of the offering of the old notes, we paid in full our obligations under the existing senior and subordinated credit facilities. At the closing, we had $4.0 million of outstanding borrowings (including applicable accrued interest) under the existing senior secured credit facility and $9.1 million of outstanding borrowings (including applicable accrued interest) under the existing subordinated credit facility.

REDEMPTION OF SENIOR NOTES

     In connection with the offering of the old notes we redeemed the $125.0 million in principal amount of our 9 3/4% senior notes due 2004. We redeemed these notes pursuant to their terms at a redemption price of 102.438% of the principal amount plus accrued and unpaid interest.

REDEMPTION OF SENIOR PREFERRED STOCK

     Concurrently with the closing of the offering of the old notes, we redeemed all of our issued and outstanding shares of senior preferred stock, of which Farallon Capital Partners, L.P. and its affiliates held 50.0%, Canterbury Mezzanine Capital, L.P. and its affiliates held 37.5% and Rosewood Capital, L.P. held 12.5%. As of April 16, 2003, the redemption date, the aggregate redemption value of the senior preferred stock was $67.0 million. See "Security Ownership and Certain Beneficial Owners."

NEW SENIOR SECURED REVOLVING CREDIT FACILITY

     Concurrently with the closing of the offering of the old notes, we entered into a new senior secured revolving credit facility with a syndicate of financial institutions for which Deutsche Bank Trust Company Americas acts as administrative agent and Deutsche Bank Securities Inc. and BNP Paribas Securities Corp. act as joint lead arrangers. The new senior secured revolving credit facility is a five-year facility providing for borrowings of up to $50.0 million (with a sub-facility for the issuance of letters of credit), none of which was drawn at closing. See "Description of Senior Secured Revolving Credit Facility."

                                USE OF PROCEEDS

     The old notes were sold to the initial purchasers on April 16, 2003. The proceeds from the offering of the old notes were $255.0 million less discounts and commissions to the initial purchasers. The net proceeds from the offering of the old notes were used to repay the existing senior and subordinated credit facilities, redeem the $125.0 million in principal amount of our 9 3/4% senior notes due 2004 (including applicable accrued interest and call premium), redeem our senior preferred stock, pay related fees and expenses and for general corporate purposes.

     We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive existing old notes in equal principal amount at maturity, the terms of which are the same in all material respects to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired or cancelled and not reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our debt.

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the offering of the old notes and the application of the net proceeds and the other refinancing transactions in connection with the old note offering. This table should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements included elsewhere in this offering memorandum. All amounts are presented in thousands.

                                                               AS OF MARCH 31, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
Cash and cash equivalents...................................  $  9,052    $ 41,663(1)
                                                              ========    ========
Debt:
  New senior secured revolving credit facility..............  $     --    $     --(2)
  Existing senior credit facility...........................     4,000          --
  Notes payable for acquired businesses.....................     5,659       5,659
  Capitalized lease obligations.............................     5,179       5,179
  9 3/4% Senior notes due 2004..............................   125,000          --
  9 5/8% Senior notes due 2011..............................        --     255,000
  Existing subordinated credit facility.....................     9,000          --
                                                              --------    --------
Total debt..................................................   148,838     265,838
Redeemable Senior preferred stock...........................    64,089          --
Redeemable Series A preferred stock.........................    36,061      36,061
Total shareholders' deficit.................................   (29,437)    (35,763)
                                                              --------    --------
  Total capitalization......................................  $219,551    $266,136
                                                              ========    ========

---------------

(1) Does not reflect payments associated with accretion on our senior preferred stock or accrual of interest on our existing indebtedness for periods subsequent to March 31, 2003.

(2) Does not reflect $50.0 million in revolving credit loans and letters of credit available under our new senior secured revolving credit facility.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table presents our selected consolidated historical financial and other data, which you should read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this offering memorandum. In 1998, we changed our fiscal year end from May 31 to December 31, which resulted in a transition period of seven months ended December 31, 1998. The decision to change the fiscal year was made for more convenience in both internal and external communications. The selected consolidated financial and other data as of and for each of the years in the three year period ended December 31, 2002 were derived from our audited consolidated financial statements included elsewhere in this offering memorandum. The selected consolidated financial and other data as of and for each of the three month periods ended March 31, 2002 and 2003 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial and other data as of and for the year ended December 31, 1999, the seven months ended December 31, 1998 and for the year ended May 31, 1998 have been derived from our audited consolidated financial statements which are not included in this prospectus. All amounts are presented in thousands, except club membership and other data.

                          TWELVE       SEVEN
                          MONTHS       MONTHS                                                  THREE MONTHS ENDED
                           ENDED       ENDED               YEARS ENDED DECEMBER 31,                 MARCH 31,
                          MAY 31,   DECEMBER 31,   -----------------------------------------   -------------------
                           1998         1998         1999       2000       2001       2002       2002       2003
                          -------   ------------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS
  DATA:
Revenues................  $81,610     $70,641      $158,184   $223,828   $281,633   $319,427   $76,874    $86,902
Operating expenses:
  Payroll and related...   34,535      28,113        63,838     90,801    112,766    129,105    31,034     32,770
  Club operating........   25,634      23,943        52,048     68,806     88,941     99,113    24,150     26,662
  General and
    administrative......    5,773       5,765        10,797     14,626     18,785     21,368     4,941      5,021
  Depreciation and
    amortization(1).....    7,520       8,578        20,513     26,248     32,185     31,748     7,857      8,299
                          -------     -------      --------   --------   --------   --------   -------    -------
Operating income........    8,148       4,242        10,988     23,347     28,956     38,093     8,892     14,150
Interest expense, net of
  interest income(2)....    7,308       5,279        10,243     13,120     14,527     16,421     4,085      4,210
                          -------     -------      --------   --------   --------   --------   -------    -------
Income (loss) from
  continuing operations
  before provision
  (benefit) for
  corporate income
  taxes.................      840      (1,037)          745     10,227     14,429     21,672     4,807      9,940
Provision (benefit) for
  corporate income
  taxes.................      494        (431)          622      5,031      6,853      9,709     2,387      4,099
                          -------     -------      --------   --------   --------   --------   -------    -------

                          TWELVE       SEVEN
                          MONTHS       MONTHS                                                  THREE MONTHS ENDED
                           ENDED       ENDED               YEARS ENDED DECEMBER 31,                 MARCH 31,
                          MAY 31,   DECEMBER 31,   -----------------------------------------   -------------------
                           1998         1998         1999       2000       2001       2002       2002       2003
                          -------   ------------   --------   --------   --------   --------   --------   --------
Income (loss) from
  continuing
  operations............      346        (606)          123      5,196      7,576     11,963     2,420      5,841
Income (loss) from
  discontinued
  operations of closed
  clubs (including loss
  on club closure of
  $996 in 2002), net of
  income taxes(3).......       19          46           (74)      (365)      (530)      (767)      (66)        --
Cumulative effect of
  change in accounting
  principle, net of
  income tax benefit of
  $612(4)...............      (88)         --            --         --         --       (689)     (689)        --
                          -------     -------      --------   --------   --------   --------   -------    -------
Net income (loss).......      277        (560)           49      4,831      7,046     10,507     1,665      5,841
Accreted dividends on
  preferred stock.......   (2,387)     (2,146)       (7,880)    (9,016)   (10,201)   (11,543)   (2,779)    (3,226)
                          -------     -------      --------   --------   --------   --------   -------    -------
Net income (loss)
  attributable to common
  stockholders..........  $(2,110)    $(2,706)     $ (7,831)  $ (4,185)  $ (3,155)  $ (1,036)  $(1,114)   $ 2,615
                          =======     =======      ========   ========   ========   ========   =======    =======

                                                      AS OF DECEMBER 31,                    AS OF MARCH 31,
                                     ----------------------------------------------------   ---------------
                                       1998       1999       2000       2001       2002          2003
                                     --------   --------   --------   --------   --------   ---------------
BALANCE SHEET DATA:
Working capital (deficit)(5).......  $    478   $ (1,015)  $(38,414)  $(42,565)  $(43,192)     $(45,284)
Total assets.......................   157,416    215,678    256,085    296,005    314,250       312,517
Long-term debt, including current
  installments.....................    89,524    132,202    144,498    163,979    160,943       148,838
Redeemable senior preferred stock..    36,735     42,066     48,029     54,687     62,125        64,089
Redeemable Series A preferred
  stock(6).........................    20,351     23,216     26,580     30,432     34,841        36,061
Total stockholders' deficit........  $(22,684)  $(28,813)  $(30,491)  $(32,797)  $(31,740)     $(29,437)

                                TWELVE       SEVEN
                                MONTHS       MONTHS                                                  THREE MONTHS ENDED
                                ENDED        ENDED               YEARS ENDED DECEMBER 31,                 MARCH 31,
                               MAY 31,    DECEMBER 31,   -----------------------------------------   -------------------
                                 1998         1998         1999       2000       2001       2002       2002       2003
                               --------   ------------   --------   --------   --------   --------   --------   --------
OTHER FINANCIAL DATA:
Cash provided by (used in):
 Operating activities........  $ 15,733     $  7,393     $ 29,496   $ 40,573   $ 44,348   $ 50,805   $ 20,569   $ 23,606
 Investing activities........   (36,040)     (47,352)     (55,078)   (70,048)   (58,358)   (40,182)   (19,093)    (7,418)
 Financing activities........    40,836       36,116       33,553      5,715     16,103    (10,530)    (1,105)   (12,687)
Reconciliation of cash flows
 provided by operating
 activities and net income
 (loss) to EBITDA
Net cash provided by
 operating activities........  $ 15,733     $  7,393     $ 29,496   $ 40,573   $ 44,348   $ 50,805   $ 20,569   $ 23,606
 Compensation expense
   incurred in connection
   with stock options........    (1,442)        (434)      (2,042)    (1,836)    (1,149)    (1,207)      (281)      (187)
 Depreciation and
   amortization(1)...........    (7,520)      (8,578)     (20,513)   (26,248)   (32,185)   (31,748)    (7,857)    (8,299)
 Depreciation and
   amortization of
   discontinued clubs........      (216)        (240)        (422)      (394)      (482)      (277)      (108)        --
 Goodwill impairment write-
   off.......................        --           --           --         --         --     (1,301)    (1,301)        --
 Club closure costs..........        --           --           --         --         --       (996)        --         --
 Amortization of debt
   issuance costs............      (412)        (363)      (1,147)    (1,531)    (1,882)    (1,928)      (471)      (597)
 Losses from extinguishment
   of debt...................    (1,406)          --           --         --         --         --         --         --
 Write-off of organization
   costs.....................      (158)          --           --         --         --         --         --         --
 Noncash rental expense, net
   of noncash rental
   income....................    (2,670)      (1,493)      (3,061)    (2,976)    (4,224)    (1,670)      (713)      (522)
 Net change in certain
   working capital
   components................    (4,316)        (204)      (9,596)    (9,392)    (3,475)    (2,413)   (10,573)    (5,564)
 Increase (decrease) in
   deferred tax asset........     1,187        1,411        3,259      3,326      4,526      1,162      1,413     (2,903)
 Increase (decrease) in
   deferred membership
   costs.....................     1,403        2,072        3,836      2,745      1,162       (340)       856        160
 Other.......................        94         (124)         239        564        407        420        131        147
                               --------     --------     --------   --------   --------   --------   --------   --------
Net income (loss)............  $    277     $   (560)    $     49   $  4,831   $  7,046   $ 10,507   $  1,665   $  5,841
 Depreciation and
   amortization..............     7,520        8,578       20,513     26,248     32,185     31,748      7,857      8,299
 Interest expense, net of
   interest income(2)........     7,308        5,279       10,243     13,120     14,527     16,421      4,085      4,210
 Provision (benefit) for
   corporate income tax......       494         (431)         622      5,031      6,853      9,709      2,387      4,099
 (Income) loss from
   discontinued operations or
   closed clubs, net of
   income taxes(3)...........       (19)         (46)          74        365        530        767         66         --
 Cumulative effect of a
   change in accounting
   policy(4).................        88           --           --         --         --        689        689         --
                               --------     --------     --------   --------   --------   --------   --------   --------
EBITDA(7)....................  $ 15,668     $ 12,820     $ 31,501   $ 49,595   $ 61,141   $ 69,841   $ 16,749   $ 22,449
                               ========     ========     ========   ========   ========   ========   ========   ========
 EBITDA Margin(7)............     19.2%        18.1%         19.9%      22.2%      21.7%      21.9%      21.8%      25.8%

                                TWELVE       SEVEN
                                MONTHS       MONTHS                                                  THREE MONTHS ENDED
                                ENDED        ENDED               YEARS ENDED DECEMBER 31,                 MARCH 31,
                               MAY 31,    DECEMBER 31,   -----------------------------------------   -------------------
                                 1998         1998         1999       2000       2001       2002       2002       2003
                               --------   ------------   --------   --------   --------   --------   --------   --------
CLUB, MEMBERSHIP AND OTHER
 DATA:
New clubs opened(8)..........         1            4           14          9         12          8          6         --
Clubs acquired(8)............        13           16            4         11          2          4          1         --
Closed or sold clubs.........        --           --           --         --         --         (2)        --         --
Wholly owned clubs operated
 at end of period(8).........        45           65           82        103        117        127        124        127
Total clubs operated at end
 of period(9)................        49           69           86        105        119        129        126        129
Members at end of
 period(10)..................   125,100      178,700      203,100    278,000    317,000    342,000    330,000    356,000
Mature club revenue
 increase(11)................     12.6%        16.8%         16.0%      18.6%      12.3%       4.1%       3.8%       1.8%
Revenue per weighted average
 club (in thousands)(12).....  $  2,287     $  1,184     $  2,130   $  2,428   $  2,619   $  2,606   $    653   $    684
Ratio (deficiency) of
 earnings to fixed
 charges(13).................   1.0:1.0     $ (1,329)     1.0:1.0    1.4:1.0    1.5:1.0    1.7:1.0    1.6:1.0    2.2:1.0

------------

 (1) Effective January 1, 2002 we implemented Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. In connection with SFAS 142 we no longer amortize goodwill, but rather test it for impairment when circumstances indicate it is necessary, and at a minimum annually. A reconciliation of reported net income to net income adjusted for the impact of SFAS 142 is as follows for the periods presented:

                                                          TWELVE       SEVEN
                                                          MONTHS       MONTHS
                                                           ENDED       ENDED
                                                          MAY 31,   DECEMBER 31,    YEARS ENDED DECEMBER 31,
                                                          -------   ------------   ---------------------------
                                                           1998         1998        1999      2000      2001
                                                          -------   ------------   -------   -------   -------
      Net income (loss) as reported.....................   $ 277       $(560)      $    49   $ 4,831   $ 7,046
      Goodwill amortization, net of income taxes........     489         877         1,650     2,481     3,092
                                                           -----       -----       -------   -------   -------
      Net income as adjusted............................   $ 766       $ 317       $ 1,699   $ 7,312   $10,138
                                                           =====       =====       =======   =======   =======

 (2) Interest expense for the year ended May 31, 1998 includes the write-off of $1,406 of previously capitalized fees and expenses related to the repayment of certain indebtedness.

 (3) In the forth quarter of 2002, we closed two remote underperforming, wholly-owned clubs. In connection with the closure of one of the clubs, we recorded club closure costs of $996 related to the write-off fixed assets. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the Consolidated Statement of Operations and prior periods have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of.

     Income (loss) from operations and tax benefit for these discontinued clubs were as follows for the periods presented:

                                              TWELVE       SEVEN                                           THREE
                                              MONTHS       MONTHS                                         MONTHS
                                               ENDED       ENDED                                           ENDED
                                              MAY 31,   DECEMBER 31,      YEARS ENDED DECEMBER 31,       MARCH 31,
                                              -------   ------------   -------------------------------   ---------
                                               1998         1998       1999    2000    2001     2002       2002
                                              -------   ------------   -----   -----   -----   -------   ---------
      Income (loss) from operations of
       discontinued clubs (including loss of
       club closure of $996 in 2002)........    $32         $78        $(125)  $(597)  $(894)  $(1,318)    $(114)
      Provision (benefit) for corporate
       income tax...........................     13          32          (51)   (232)   (364)     (551)      (48)
                                                ---         ---        -----   -----   -----   -------     -----
      Income (loss) from discontinued
       operations...........................    $19         $46        $ (74)  $(365)  $(530)  $  (767)    $ (66)
                                                ===         ===        =====   =====   =====   =======     =====

 (4) Prior to fiscal 1998, we capitalized direct costs incurred to obtain leases for new clubs to be constructed by us. During the quarter ended May 31, 1998, we adopted the provisions of Statement of Position 98-5 Reporting on the Costs of Start-up Activities ("SOP 98-5") which requires that these costs be expensed as incurred. In connection with the adoption of SOP 98-5, effective June 1, 1997, we recorded a charge of $88 net of $70 in taxes, as the cumulative effect of this accounting change.

     Effective January 1, 2002 we implemented SFAS 142. In connection with SFAS 142 transitional impairment test we recorded a $1.3 million write-off of goodwill. A deferred tax benefit of $612 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689 in 2002. The write-off of goodwill related to four remote, underperforming clubs. The impairment rest was performed with discounted estimated future cash flows the criteria for determining fair market value.

 (5) Working capital deficit is calculated as current assets less current liabilities. We normally operate with a working capital deficit because we receive dues or fee revenue either (i) during the month services are rendered, or (ii) when paid-in-full in advance. As a result, we have no material accounts receivable, and record a deferred revenue liability for membership or ancillary services billed in advance. We also record deferred revenue liability, because initiation fees are received at enrollment and are deferred and recognized over the estimated average term of a membership.

 (6) We have 153,637 shares of Series A Redeemable Preferred Stock ("Series A") outstanding at March 31, 2003. We have reclassified our 2001 financial statements to account for a redemption feature included in the Series A stock, in accordance with the guidance in EITF Topic No. D-98:
     Classification and Measurement of Redeemable Securities ("EITF Topic No. D-98"). EITF Topic No. D-98 provided additional guidance on the appropriate classification of redeemable preferred stock upon the occurrence of an event that is not solely within the control of an issuer. EITF Topic No. D-98 requires retroactive application in the first fiscal quarter ending after December 15, 2001 by reclassifying the financial statements of prior periods. The carrying value of the Series A stock, which was previously presented as a component of stockholders' deficit, has been reclassified as redeemable preferred stock outside of stockholders' deficit. The reclassification of the 2001 financial statements for the Series A stock had no effect on our net income, net loss attributable to common stockholders or total assets. The following sets forth the overall effect of the reclassification on our stockholders' deficit at December 31, 2001:

      Stockholders' deficit prior to reclassification.............   $ (2,365)
      Reclassification of Series A stock..........................    (30,432)
                                                                     --------
      Stockholders' deficit after the reclassification............   $(32,797)
                                                                     ========

     All periods presented in the balance sheet data above have been reclassified.

 (7) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, extraordinary loss and cumulative effect of change in accounting policy. EBITDA is presented because we believe it provides useful information regarding our liquidity. Our Senior Note holders and our principle bank often measure our liquidity with EBITDA. EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income (loss) or cash flow data prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"). EBITDA Margin is defined as EBITDA as a percentage of revenues. Additionally, investors should be aware that EBITDA may not be comparable to similarly titled measures presented by other companies.

 (8) During fiscal 1998, we opened or acquired 14 clubs and acquired three formerly partly-owned clubs. During calendar 1998, we acquired one formerly partly-owned club. During 1999 we relocated one club. During 2000, we acquired two formerly partly-owned clubs and relocated one club upon the expiration of its lease.

 (9) Includes wholly-owned or partly-owned and managed clubs.

(10) Represents members at wholly-owned or partly-owned and managed clubs.

(11) We define mature clubs as those clubs operated by us for more than 24 months.

(12) Revenue per weighted average club is calculated as club revenue divided by the product of the total numbers of clubs and their weighted average months in operation as a percentage of the total year, seven months ended or three months ended, as applicable.

(13) For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before provision for corporate income taxes and fixed charges. "Fixed charges" consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of our rent expense (assumed to be one third of rent expense, which is an appropriate representative of the interest factor). The ratio of earnings to fixed charges for the year ended December 31, 2002 and the three months ended March 31, 2003 adjusted for the debt offering on a pro forma basis are 1.3 : 1.0 and 1.7 : 1.0, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Consolidated Financial and Other Data" and our consolidated financial statements and the related notes included elsewhere in this offering memorandum. This offering memorandum contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. The following discussion makes reference to EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, extraordinary charges and cumulative effect of changes in accounting policy. Investors should be aware that the items excluded from the calculation of EBITDA, such as depreciation and amortization, are significant components in an accurate assessment of our financial performance. EBITDA is presented because we believe it provides useful information regarding our ability to incur and/or service debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. Additionally, investors should be aware that EBITDA may not be comparable to similarly titled measures presented by other companies.

HISTORICAL CLUB GROWTH

                                                     SEVEN                                 THREE
                                                     MONTHS                                MONTHS
                                                     ENDED                                 ENDED
                                      YEAR ENDED    DECEMBER                               MARCH
                                        MAY 31,       31,       YEAR ENDED DECEMBER 31,     31,
                                      -----------   --------   -------------------------   ------
                                      1997   1998     1998     1999   2000   2001   2002    2003
                                      ----   ----   --------   ----   ----   ----   ----   ------
Clubs at beginning of period........    28    35       49       69     86    105    119     129
Greenfield clubs(a).................     3     1        4       14      9     12      8      --
Acquired clubs......................     5    13       16        4     11      2      4      --
Sold, relocated or closed clubs.....    (1)   --       --       (1)    (1)    --     (2)     --
                                       ---    --       --       --    ---    ---    ---     ---
Clubs at end of period(b)...........    35    49       69       86    105    119    129     129
                                       ===    ==       ==       ==    ===    ===    ===     ===
Number of partly owned clubs
  included at the end of the
  period(c).........................     7     4        4        4      2      2      2       2

------------

(a) A "Greenfield club" is a new location constructed by us.

(b) We include in the club count wholly owned and partly owned clubs. In addition, as of December 31, 2002 we managed two additional clubs in which we did not have an equity stake. As described in the September 11, 2001 Events discussion, a single club was closed from September 2001 through August 2002 due to its proximity to the World Trade Center. This club is included in the clubs at end of period from the year ended 2000 onward.

(c) In March 2000, two clubs previously managed by us were purchased. Including these two clubs, the total number of clubs opened or acquired in 2000 totals 22.

OVERVIEW

     We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and are the third largest fitness club operator in the United States, as measured by number of clubs. As of March 31, 2003, we operated 129 clubs that collectively served approximately 356,000 members. Our goal is to provide the premier health club network in each of the major metropolitan regions we serve. To optimize convenience to our members, we cluster clubs near the highest concentrations of our target members' areas of both employment and residence. Our clusters of clubs serve densely populated major metropolitan regions in which a high percentage of the population commutes to work. Our target member is college-educated, typically between the ages of 21 and 50 and earns an annual income of between $50,000 and $150,000.

     Our operating and selling expenses are comprised of both fixed and variable costs. The fixed costs include certain payroll expense, rent, utilities, janitorial expenses and depreciation. Variable costs are primarily related to sales commissions, advertising and supplies. As clubs mature and increase their membership base, fixed costs are typically spread over an increasing revenue base and operating margins tend to improve.

     During the last several years, we have increased revenues, operating income, net income, cash flow from operations and EBITDA by expanding our club base in New York, Boston, Washington, D.C. and Philadelphia. As a result of our expanding club base and the relatively fixed nature of our operating costs, our operating income has increased from $7.4 million for the year ended December 31, 1998 to $38.1 million for the year ended December 31, 2002. Cash flows provided by operating activities increased from $15.9 million in 1998 to $50.8 million for the year ended December 31, 2002. Net income (loss) improved from a loss of $283,000 in 1998 to net income of $10.5 million for the year ended December 31, 2002. EBITDA has increased from $19.5 million in 1998 to $69.8 million for the year ended December 31, 2002, and EBITDA as a percentage of revenues has increased from 17.9% to 21.9% over the same period. Similarly, operating income as a percentage of revenues increased to 11.9% for the year ended December 31, 2002 compared to 6.7% in 1998, and cash flows from operations as a percentage of revenues increased to 15.9% from 14.6% over these respective periods. Management expects growth in revenues and EBITDA to continue as the 46 clubs opened or acquired since the beginning of 2000 continue to mature. Based on our historical experience, a new club tends to experience significant increase in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenue, there is a greater proportionate increase in profitability. We believe that the revenues, EBITDA and operating income of these 46 clubs will increase as they mature. As a result of our expansion, however, EBITDA and operating income margins may be negatively impacted in the near term, as further new clubs are added.

     We define mature clubs as those clubs that were operated by us for the entire period of the period presented and that same entire period of the preceding year. Under this definition, mature clubs for periods shown are those clubs that were operated for more than 24 months. Our mature club revenue increased 14.2%, 16.0%, 18.6%, 12.3% and 4.1%, for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively and 3.8% and 1.8% for the three months ended March 31, 2002 and 2003, respectively. We believe that the decline in mature club revenue growth has been driven primarily by general economic softness, particularly in the New York metropolitan region, which we believe has had an industry-wide effect. In addition, we believe that the decline in mature club revenue growth is also attributable to increasing age of our mature clubs.

     Results of Operations

     The following table sets forth certain operating data as a percentage of revenues for the periods indicated:

                                                                      THREE MONTHS
                                                                          ENDED
                                           YEARS ENDED DECEMBER 31,     MARCH 31,
                                           ------------------------   -------------
                                            2000     2001     2002    2002    2003
                                           ------   ------   ------   -----   -----
Revenues.................................  100.0%   100.0%   100.0%   100.0%  100.0%
                                           -----    -----    -----    -----   -----
Operating expenses
  Payroll and related....................   40.6     40.0     40.4     40.4    37.7
  Club operating.........................   30.7     31.6     31.1     31.4    30.7
  General and administrative.............    6.6      6.7      6.7      6.4     5.8
  Depreciation and amortization..........   11.7     11.4      9.9     10.2     9.5
                                           -----    -----    -----    -----   -----
  Operating income.......................   10.4     10.3     11.9     11.6    16.3
Interest expense.........................    6.4      5.3      5.1      5.4     4.9
Interest income..........................   (0.6)    (0.1)      --       --      --
                                           -----    -----    -----    -----   -----
  Income from continuing operations
     before provision for corporate
     income taxes........................    4.6      5.1      6.8      6.2    11.4
Provision for corporate income taxes.....    2.2      2.4      3.1      3.1     4.7
                                           -----    -----    -----    -----   -----
Income from continuing operations........    2.4      2.7      3.7      3.1     6.7
Loss from discontinued operations of
  closed clubs, net of income tax........   (0.2)    (0.2)    (0.2)      --      --
Cumulative effect of a change in
  accounting principle, net of income tax
  benefit................................     --       --     (0.2)    (0.9)     --
                                           -----    -----    -----    -----   -----
Net income...............................    2.2      2.5      3.3      2.2     6.7
Accreted dividends on preferred stock....   (4.0)    (3.6)    (3.6)    (3.6)   (3.7)
                                           -----    -----    -----    -----   -----
Net income (loss) attributable to common
  stockholders...........................   (1.8)%   (1.1)%   (0.3)%   (1.4)%   3.0%
                                           =====    =====    =====    =====   =====

  THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2002

     Revenues. Revenues increased approximately $10.0 million, or 13.0%, to $86.9 million during the quarter ended March 31, 2003 from $76.9 million in the quarter ended March 31, 2002. This increase resulted from the eleven clubs opened or acquired during the last three quarters of 2001 (approximately $2.2 million), twelve opened or acquired during 2002 (approximately $5.2 million). In addition, revenues increased during the quarter by approximately $1.3 million or 1.8% at the Company's mature clubs (clubs owned and operated for at least 24 months). The mature club revenue increase is due to three factors: 3.1% from price increases, 0.6% from an increase in ancillary revenue, offset by a 1.9% decrease in membership. Fees and other revenue increased $1.3 million principally due to an on-account business interruption insurance payment received in January 2003.

     Operating Expenses. Operating expenses increased $4.8 million, or 7.0%, to $72.8 million in the quarter ended March 31, 2003, from $68.0 million in the quarter ended March 31, 2002. The increase was primarily due to a 7.8% increase in total months of club operations (the aggregate number of full months of operation during a given period for the clubs open at the end of such period) to 387 in the quarter ended March 31, 2003 from 359 in the quarter ended March 31, 2002, in addition to the following factors:

          Payroll and related increased by $1.7 million, or 5.6% to $32.8 million in the quarter ended March 31, 2003, from $31.0 million in the quarter ended March 31, 2002. This increase was principally attributable to the acquisition or opening of twelve clubs in 2002.

          Club operating increased by $2.5 million or 10.4% to $26.7 million in the quarter ended March 31, 2003, from $24.2 million in the quarter ended March 31, 2002. This increase is primarily attributable to the acquisition or opening of twelve clubs in 2002.

          General and administrative increased by $80,000, or 1.6% to $5.0 million in the quarter ended March 31, 2003.

          Depreciation and amortization increased by $442,000, or 5.6% to $8.3 million in the quarter ended March 31, 2003, from $7.9 million in the quarter ended March 31, 2002. This increase is principally due to a full period of depreciation and amortization for fixed asset additions, acquisitions or club openings since the quarter ended March 31, 2002.

     Interest Expense. Interest expense increased $108,000 to $4.2 million during the quarter ended March 31, 2003, from $4.1 million in the quarter ended March 31, 2002. This increase was primarily due to increased subordinated credit borrowings and borrowings associated with club acquisitions, partially offset by a decrease in line of credit borrowings.

     Interest Income. Interest income decreased $17,000 to $22,000 during the quarter ended March 31, 2003 from $39,000 in the quarter ended March 31, 2002. The decrease in interest income is due to lower interest rates in the quarter ended March 31, 2003 when compared to the same period of 2002.

     Provision for Income Tax. The income tax provision for the quarter ended March 31, 2003 was $4.1 million compared to $2.4 million for the quarter ended March 31, 2002.

     Loss on Discontinued Operations. In the fourth quarter of 2002, we closed two remote underperforming, wholly-owned clubs. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the consolidated statement of operations and prior periods have been reclassified in accordance with the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. The net loss related to these two clubs was $66,000 for the quarter ended March 31, 2002. Revenues and pre-tax losses for these discontinued clubs were $434,000 and $114,000 respectively in the first quarter ended March 31, 2002.

     Cumulative Effect of Change In Accounting Principle. In connection with the January 2002 implementation of SFAS 142 we recorded a goodwill write-off of $1.3 million. A deferred tax benefit of $612,000 was recorded in connection with this goodwill write-off resulting in a net cumulative effect of change in Accounting Principle of $689,000 during the quarter ended March 31, 2002.

     Accreted Dividends on Preferred Stock. Accreted dividends on preferred stock increased $447,000 to $3.2 million during the quarter ended March 31, 2003, from $2.8 million in the quarter ended March 31, 2002. This increase is a result of the compounding of accreted dividends and an increase in the number of Series B preferred stock outstanding.

  YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

     Revenues. Revenues increased $37.8 million or 13.4%, to $319.4 million during 2002 from $281.6 million in 2001. This increase resulted from the 14 clubs opened or acquired in 2001 (approximately $17.0 million), and the 12 clubs opened or acquired in 2002

(approximately $9.1 million). In addition, revenues increased during 2002 by approximately $11.1 million or 4.1% at our mature clubs (clubs owned and operated for at least 24 months). The mature club revenue increase is attributable to a 1.6% increase in membership, a 2.2% increase in dues, and a 0.3% increase in ancillary revenues.

     Our mature club revenue increased 18.6%, 12.3% and 4.1% for the years ended December 31, 2000, 2001 and 2002, respectively. We believe the decline in mature club revenue growth had been driven primarily by the general economic climate, particularly in the New York metropolitan region, which has had an industry-wide effect. In addition, we believe that the decline in mature club revenue growth is also attributable to the increasing age of our mature clubs.

     Operating Expenses. Operating expenses increased $28.6 million, or 11.3% to $281.3 million in 2002, from $252.7 million in 2001. This increase was due to a 13.9% increase in total months of club operations to 1,479 in 2002 from 1,298 in 2001. This increase was partially offset by a $437,000 decrease in depreciation and amortization from 2001 to 2002. In accordance with SFAS 142 as of January 1, 2002 goodwill is no longer being amortized.

     Payroll and related expenses increased by $16.3 million, or 14.4% to $129.1 million in 2002, from $112.8 million in 2001. This increase was primarily attributable to the acquisition or opening of 12 clubs in 2002 and a full year of operating the 14 clubs opened or acquired in 2001. This increase was also attributable to an increase in health and workers' compensation insurance, and payroll associated with fee-for-service programs.

     Club operating increased by $10.2 million, or 11.4% to $99.1 million in 2002, from $88.9 million in 2001. This increase is primarily attributable to the acquisition or opening of 12 clubs in 2002 and the additional expenses attributable to operating the 14 clubs opened or acquired in 2001.

     General and administrative increased by $2.6 million, or 13.8% to $21.4 million in 2002, from $18.8 million in 2001. This increase is principally attributable to a $1.3 million increase in liability and property insurance, and increases attributable to expenses associated with our expansion, including the enhancement of our management communication and information systems.

     Depreciation and amortization decreased by $437,000, or 1.4% to $31.7 million in 2002, from $32.2 million in 2001. A $2.3 million and a $1.6 million increase in depreciation and amortization expenses related to clubs opened or acquired in 2001 and 2002, respectively, and was offset by a $4.3 million decrease in goodwill amortization expense.

     Interest Expense. Interest expense increased $1.6 million to $16.6 million in 2002 from $14.9 million in 2001, primarily as a result of an increase in subordinated credit borrowings associated with our club base expansion.

     Interest Income. Interest income decreased $253,000 to $138,000 in 2002 from $391,000 in 2001. This decrease is due to lower interest rates earned on cash balances in 2002 as compared to 2001.

     Provision for Corporate Income Taxes. The provision for corporate income taxes increased $2.8 million from $6.9 million in 2001 to $9.7 million in 2002. Our effective tax rate decreased to 44.8% in 2002 from 47.5% in 2001. This decrease is due to a decrease in goodwill amortization which was not deductible for taxes. With the exception of deferred tax assets of $384,000 related to certain state net operating loss carry-forwards, which have been reserved for, we expect future taxable income to be sufficient to realize the $20.3 million of net deferred tax assets.

     Discontinued Operations. In the fourth quarter of 2002, we sold or closed two remote, underperforming, wholly-owned clubs. In connection with the closure of one of the clubs we recorded club closure costs of $996 related to the write-off of fixed assets. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the Consolidated Statement of Operations, and prior periods have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of.

     Revenue and pre-tax losses for these discontinued clubs were $1.7 million and $894,000 in 2001, and $1.6 million and $322,000 in 2002, respectively.

     Cumulative Effect of a Change in Accounting Principle. In connection with the implementation of SFAS 142 we recorded a goodwill write-off of $1.3 million in the first quarter of 2002. A deferred tax benefit of $612,000 was recorded in connection with this goodwill write-off, resulting in a net cumulative effect of a change in accounting principle of $689,000.

     Accreted Dividends on Preferred Stock. Accreted dividends on the Preferred Stock increased $1.3 million to $11.5 million in 2002, from $10.2 million in 2001. This increase is due to the compounding of accreted dividends.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues. Revenues increased $57.8 million or 25.8%, to $281.6 million during 2001 from $223.8 million in 2000. This increase resulted from the 20 clubs opened or acquired in 2000 (approximately $27.4 million), and the 14 clubs opened or acquired in 2001 (approximately $6.0 million). In addition, revenues increased during 2001 by approximately $24.9 million or 12.3% at our mature clubs (clubs owned and operated for at least 24 months). The mature club revenue increase is attributable to an 8.3% increase in membership, a 2.1% increase in dues, and a 1.9% increase in ancillary revenues.

     Operating Expenses. Operating expenses increased $52.2 million, or 26.0% to $252.6 million in 2001, from $200.4 million in 2000. This increase was due to a 16.6% increase in total months of club operations to 1,298 in 2001 from 1,113 in 2000. The increase is also attributable to the larger, multi purpose clubs opened or acquired in 2000.

     Payroll and related increased by $22.0 million, or 24.2% to $112.8 million in 2001, from $90.8 million in 2000. This increase was primarily attributable to the acquisition or opening of 14 clubs in 2001 and a full year of operating the 20 clubs opened or acquired in 2000. This increase was also attributable to an increase in personal training payroll and increases in management information systems personnel.

     Club operating increased by $20.1 million, or 29.3% to $88.9 million in 2001, from $68.8 million in 2000. This increase is primarily attributable to the acquisition or opening of 14 clubs in 2001 and the additional expenses attributable to operating the 20 clubs opened or acquired in 2000.

     General and administrative increased by $4.2 million, or 28.8% to $18.8 million in 2001, from $14.6 million in 2000. This increase is principally attributable to a $1.4 million increase in liability and property insurance, increases attributable to expenses associated with our expansion, including the enhancement of our management communication and information systems, and a $300,000 increase in donations related to the September 11 events.

     Depreciation and amortization increased by $6.0 million, or 22.9% to $32.2 million in 2001, from $26.2 million in 2000. This increase is attributable to the increased fixed assets placed in service and intangible assets and goodwill acquired arising out of acquisition or opening of new clubs.

     Interest Expense. Interest expense increased $618,000 to $14.9 million in 2001 from $14.3 million in 2000, primarily as a result of increased indebtedness under our line of credit. The increase in line of credit borrowings is principally due to capital expenditure associated with the expansion of our club base.

     Interest Income. Interest income decreased $789,000 from $1.2 million in 2000 to $391,000 in 2001. This decrease is due to lower levels of cash on hand and lower interest rates earned in 2001 when compared to 2000.

     Provision For Corporate Income Taxes. The provision for corporate income taxes increased $1.9 million from $5.0 million in 2000 to $6.9 million in 2001. Our effective tax rate decreased to 47.5% in 2001 from 49.2% in 2000. This decrease is principally due to decreases in the effective New York State and City rates. With the exception of deferred tax assets of $284,000 related to certain state net operating loss carry-forwards which have been reserved for, we expect future taxable income to be sufficient to realize the $19.1 million of net deferred tax assets.

     Discontinued Operations. In the fourth quarter of 2002, we sold or closed two remote, underperforming, wholly-owned clubs. We have accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the Consolidated Statement of Operations, and prior periods have been reclassified in accordance with SFAS No. 144.

     Revenues and pre-tax losses for these discontinued clubs were $1.2 million and $597,000 in 2000, $1.7 million and $894,000 in 2001, respectively.

     Accreted Dividends On Preferred Stock. Accreted dividends on the preferred stock increased $1.2 million to $10.2 million in 2001, from $9.0 million in 2000. This increase is due to the compounding of accreted dividends.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. Historically, we have satisfied our liquidity needs through cash from operations and various borrowing arrangements. Principal liquidity needs have included the acquisition and development of new clubs, debt service requirements and other capital expenditures necessary to maintain existing clubs. Our cash requirements consist principally of scheduled payments of principal and interest on outstanding indebtedness, capital expenditures and lease expenses. Based upon our current level of operations and the anticipated maturation of our immature club base, we believe that, following the completion of this offering and the entering into of our new senior secured revolving credit facility, our cash flow from operations, available cash and available revolving borrowings under the new senior secured revolving credit facility will be adequate to meet our future liquidity needs for the next several years.

     Operating Activities. Net cash provided by operating activities for the quarter ended March 31, 2003 was $23.6 million compared to $20.6 million for the quarter ended March 31, 2002. Cash flows from operations have improved with our increase in profitability, and in addition, because of the favorable impact of management's exercise of stock options in February 2003, which provided us with a current tax deduction of approximately $8.6 million.

     Net cash provided by operating activities for the year ended December 31, 2002 was $50.8 million compared to $44.3 million for the year ended December 31, 2001, an increase of $6.5 million. Cash flows from operations has improved as the profitability of the mature club base and the clubs opened or acquired in 2001, continues to improve. These increases are offset by recently opened or acquired clubs which may be immature and not yet operating at normal operating margins. Excluding cash and cash equivalents, we normally operate with a working capital deficit because we receive dues or fee revenue either (i) during the month services are rendered, or (ii) when paid-in-full, in advance. As a result, we have no material accounts receivable, and record a deferred revenue liability for membership and ancillary services billed in advance. We also record deferred revenue liability because initiation fees are received at enrollment and are recognized over the estimated average term of membership.

     Net cash provided by operating activities for the year ended December 31, 2001 was $44.3 million compared to $40.6 million during the year ended December 31, 2000. The increase in cash provided by operating activities was primarily due to an increase in the number of mature clubs and to improved performance by most of these mature clubs, offset by clubs opened or acquired in 2001 and 2002 which may be immature and not yet operating at normal operating margins.

     Investing Activities. We invested $7.4 million in capital expenditures during the quarter ended March 31, 2003. We currently estimate total capital expenditure and asset acquisition requirements for the remaining three quarters of 2003 to approximate $37.6 million, which includes $11.7 million to renovate and expand certain existing clubs, $9.9 million to maintain certain existing clubs, $14.8 million to construct new clubs and $1.2 million to further upgrade our management information systems.

     We invested $40.2 million and $58.4 million in capital expenditures and asset acquisitions during the years ended December 31, 2002 and 2001, respectively, primarily as a result of our expansion efforts. Our capital expenditures are net of landlord contributions of $3.5 million and $725,000, respectively, for the years ended December 31, 2002 and 2001. We estimate that for the year ended December 31, 2003, we will invest an additional $40.0 million in capital expenditures, which includes $10.3 million that management intends to invest to expand and renovate certain existing clubs, $14.6 million to maintain existing clubs and $2.0 million to further upgrade our management information system. These expenditures will be funded by cash flow generated from operations, available cash and credit facilities.

     We invested $59.1 million and $71.5 million in capital expenditures and asset acquisitions during the years ended December 31, 2001 and 2000, respectively, primarily as a result of our expansion efforts.

     Financing Activities. Net cash used in financing activities was $12.7 million for the three months ended March 31, 2003 compared to $1.1 million for the same period in 2002. Net cash used in financing activities was $10.5 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $16.1 million for the same period in 2001.

     Net cash provided by financing activities was $16.1 million for the year ended December 31, 2001 compared to $5.7 million for the same period in 2000.

     On April 16, 2003, we completed a refinancing of our debt, including the offering of $255.0 million of 9 5/8% senior notes due 2011 (the "New Senior Notes") and the entering into of a new $50.0 million senior secured revolving credit facility (the "New Senior Credit Facility"). The proceeds from the offering, less underwriting fees and expenses were used to repay the $4.0 of principal borrowings outstanding under our existing senior credit facility, $9.0 million of principal borrowings outstanding under our subordinated credit facility, redeem the $125.0 million of 9 3/4% senior notes due 2004 ("Existing Senior Notes") including applicable accrued interest and call premium, and to redeem our redeemable senior preferred stock. The net cash proceeds available for general corporate purposes after all the aforementioned April 16, 2003 refinancing transactions was approximately $36.6 million. The New Senior Notes accrue interest as 9 5/8% per annum and interest is payable semiannually on April 15 and October 15. The New Senior Credit Facility expires April 15, 2008 and contains various covenants including limits in capital expenditures, the maintenance of a consolidated interest coverage ratio of not less than 2.25:1.00 during 2003, and a maximum permitted total leverage ratio of 4.00:1.00 during 2003.

     As of March 31, 2003, $125.0 million of our "Existing Senior Notes" were outstanding. The Existing Senior Notes bore interest at a rate of 9 3/4%. As of March 31, 2003, our existing line of credit with our principal bank provided for direct borrowings and letters of credit of up to $25.0 million. The existing line of credit carried interest at our option based upon the Eurodollar borrowing rate plus 2.50% or the bank's prime rate plus 1.50% and we were required to pay a commitment fee of 0.375% per annum on the daily unutilized amount. As of March 31, 2003, $4.0 million of prime rate borrowings were outstanding under this line at an interest rate of 5.75%. As of March 31, 2003, we had approximately $17.0 million available under the line of credit. We also had a $20.0 million subordinated credit facility, under which there were $9.0 million of outstanding borrowings as of March 31, 2003. The subordinated credit agreement was entered into with an affiliate of a director and stockholder of the Company. Interest on principal borrowings accrued at 12.75% per annum, 9.75% of which was payable on a monthly basis and the remaining 3.0% was accruable, at our option, through maturity. The total amount of accrued and unpaid interest could not exceed $2.5 million. We were charged a fee of 0.083% per month based on the portion of the facility not utilized. In connection with the subordinated credit agreement, we paid a commitment fee of $225,000 to the lender, approximately $73,000 of legal fees, and we committed to issue 16,000 shares of common stock to the lender. In December 2001, we issued an additional 7,000 shares of restricted common stock to the lender which would have been forfeited by the lender in the event that the agreement was terminated prior to November 30, 2002. As the agreement was not terminated, these shares became unrestricted in November 2002.

     The existing line of credit contained restrictive covenants including a leverage ratio and interest coverage ratio and dividend payment restrictions and was collateralized by all of our assets. The subordinated credit facility contained similar, but less restrictive covenants than those of the line of credit. As of December 31, 2002 our net leverage ratio, and net interest coverage ratio as defined in the line of credit agreement were 2.2:1.0 and 4.9:1.0, respectively. Our ability to incur additional debt was limited by the terms of the line of credit facility in that the net leverage ratio, could not exceed 3.0:1.0 and the net interest coverage ratio had to be greater than 3.0:1.0. In addition, the indenture governing the Existing Senior Notes limited the incurrence of additional indebtedness, (other than permitted indebtedness) unless the consolidated fixed charge coverage ratio, as defined in the indenture, was greater than 2.0:1.0 after giving effect to such additional indebtedness. Our common stock is not publicly traded and therefore our ability to raise equity financing is not as readily available as it is for companies that have publicly traded common stock.

     Notes payable were incurred upon the acquisition of various clubs and are subject to the right of offset for possible post-acquisition adjustments arising out of operations of the acquired clubs. These notes are stated at rates between 5.0% and 9.0%. The notes are due on various dates through 2012.

     In June 1999, we issued $40.0 million of the Existing Senior Notes thereby increasing the total Existing Senior Notes outstanding to $125.0 million. These notes were issued at a price of 98.75%, providing us with $39.5 million of proceeds before expenses related to the issuance. After payment of fees and expenses of $3.9 million, we received net proceeds of $35.6 million. Other cash flow from financing activities during 1998 and 1999 included borrowings under the line of credit facility, the repayment of long-term debt, and the issuance of redeemable senior preferred stock.

     In November 1998, we sold $40.0 million of redeemable senior preferred stock. After payment of fees and expenses of approximately $400,000 we received net proceeds of $39.6 million. The senior preferred stock is redeemable in November 2008, and carries a cumulative 12.0% annual dividend which is added to the liquidation value of such preferred shares, if not paid in cash, at our option.

     In October 1997, we issued $85.0 million of the Existing Senior Notes and entered into the line of credit facility. After payment of fees and expenses of $3.3 million, we received net proceeds of $81.7 million, of which $41.5 million was used for the repayment of certain indebtedness. The Existing Senior Notes contain restrictive covenants and restrict the payment of dividends. The line of credit facility notes contain restrictive covenants, including a leverage ratio and interest coverage ratio and dividend payment restrictions and is collaterlized by all of our the assets.

CONTRACTUAL AND COMMERCIAL COMMITMENTS SUMMARY

     The aggregate long-term debt, capital lease, operating lease, and redeemable preferred stock obligations as of March 31, 2003 were as follows:

                                                  PAYMENTS DUE BY PERIOD
                                  -------------------------------------------------------
                                             LESS THAN                            AFTER
CONTRACTUAL OBLIGATIONS            TOTAL      1 YEAR     1-3 YEARS   4-5 YEARS   5 YEARS
-----------------------           --------   ---------   ---------   ---------   --------
Long-Term Debt(1)...............  $143,527    $ 1,471    $139,902     $ 1,159    $    995
Capital Lease Obligations(2)....     5,312      3,520       1,792          --          --
Operating Lease
  Obligations(3)................   578,036     46,276      94,989      92,753     344,018
Redeemable Preferred Stock(4)...    36,061         --      36,061          --          --
Redeemable Senior Preferred
  Stock(5)......................   128,525         --          --          --     128,525
                                  --------    -------    --------     -------    --------
Total Contractual Cash
  Obligations...................  $891,461    $51,267    $272,744     $93,912    $473,538
                                  ========    =======    ========     =======    ========

------------

(1) The long-term debt contractual cash obligations include principal payment requirements only. Interest on long-term debt with fixed rates amounts to $13.0 million annually. This represents a 9.75% interest rate charge on the $125.0 million of Senior Notes outstanding as of March 31, 2003, and a 12.75% interest rate charge on the $9.0 million of Subordinated Debt. London inter-bank offered rate ("LIBOR") line of credit borrowings are not at fixed rates of interest. As of March 31, 2003, LIBOR line of credit borrowings were at 4.0% or approximately $580,000 per annum, but such rates may change widely with changes in market conditions.

(2) Capital lease obligations represent principal and interest payments.

(3) Operating lease obligations include base rent only. Certain leases provide for additional rent based on increases in real estate tax indexation, utilities, and defined amounts based on the operating results of the lessee.

(4) The redeemable preferred stock is not redeemable on a specific date, but rather at our option or possibly upon sale of the company. For purposes of this schedule we considered this to be redeemable in one to three years.

(5) The redeemable senior preferred stock was redeemed with the proceeds of the offering of old notes. The redemption amount as of April 16, 2003 was 67.0 million. The above obligation includes future accrual of dividends totalling $62.1 million.

LEGAL PROCEEDINGS

     On February 13, 2003, an individual filed suit against us in the Supreme Court, New York County, alleging that on January 14, 2003, he sustained an injury at one of our club locations resulting in serious bodily injury. His complaint seeks $250.0 million in damages for personal injuries and $250.0 million in punitive damages. We have in force $51.0 million of insurance coverage to cover claims of this nature. We intend to vigorously contest this lawsuit and presently anticipate that this matter will be covered by our insurance.

     Additionally, we are a party to various lawsuits arising in the normal course of business. We believe that the ultimate outcome of these matters will not have a material adverse effect on our business, results of operations, cash flows or financial condition.

EFFECT ON RECENT CHANGES IN ACCOUNTING STANDARDS

     On December 31, 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123, which provided alternative transition methods to the expensing of employee stock-based compensation under SFAS No. 123. We are not required to adopt the fair value method prescribed by

SFAS No. 123 and, accordingly, will continue to account for stock-based compensation under the intrinsic value method in accordance with APB No. 25.

     In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity ("FAS 150"). FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective as of September 1, 2003. We are is in the process of evaluating the impact that FAS 150 will have on our financial statements.

SEPTEMBER 11, 2001 EVENTS

     The terrorist attacks of September 11, 2001 ("the September 11 events"), resulted in a tremendous loss of life and property. Secondarily, those events interrupted the operations at four of our clubs located in downtown Manhattan. Three of the affected four clubs were back on operation by October 2001, while the fourth club reopened in September 2002.

     We carry business interruption insurance to mitigate certain lost revenue and profits experienced with the September 11 events. In this regard in the third quarter of 2001 a $175,000 insurance receivable was recorded representing an estimate of costs incurred in September 2001. Such costs included rent, payroll benefits, and other club operating costs incurred during period of closure. In 2002, we collected this $175,000 receivable and received additional on account payments of $1.0 million. These on-account payments were classified with fees and other revenues.

     Although we have business interruption insurance to cover certain lost profits at all four clubs, we cannot predict with any degree of certainty what future amounts will actually be received from our insurance carriers. Furthermore we cannot, at this time, determine whether the assets related to the fourth club location have been permanently impaired. We will continue to gather information to better assess whether or not the assets of this club have been permanently impaired. We are communicating with our insurance carriers on an ongoing basis in order to better assess the relief we could expect to receive for such coverage. In January 2003, we received and recorded an additional $1.3 million on-account payment.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     The most significant assumptions and estimates relate to the allocation and fair value ascribed to assets acquired in connection with the acquisition of clubs under the purchase method of accounting, the useful lives, recoverability and impairment of fixed and intangible assets, deferred income tax valuation, valuation of, and expense incurred in connection with stock options and warrants, legal contingencies and the estimated membership life.

     Our one-time member initiation fees and related direct expenses are deferred, and recognized, on a straight-line basis, in operations over an estimated membership life of 24 months. This estimated membership life has been derived from actual membership retention experienced by us. Although the average membership life approximated 24 months over each of the past several years, this estimated life could increase or decrease in future periods. Consequently, the amount of initiation fees and direct expenses deferred by us would increase or decrease in similar proportion.

     Long-lived assets, such as fixed assets, goodwill and intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired, in which case the asset's carrying value would be reduced to fair value. Actual cash flows realized could differ from those estimated and could result in asset impairments in the future.

     Effective January 1, 2002, we implemented SFAS 142. There were no changes to the estimated useful lives of amortizable intangible assets due to the SFAS 142 implementation. In connection with the SFAS 142 transition impairment test we recorded a $1.3 million write-off of goodwill. A deferred tax benefit of $612,000 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689,000, in the first quarter of 2002. The write-off of goodwill related to four, remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. Goodwill has been allocated to reporting units that closely reflect the regions served by our four trade names; New York Sports Club, Boston Sports Club, Washington Sports Club and Philadelphia Sports Club, with certain more remote clubs that do not benefit from a regional cluster being considered single reporting units.

     As of March 31, 2003 our net deferred tax assets totaled $17.3 million. These net assets represent cumulative net "temporary differences" that will result in tax deductions in future years. The realizability of these assets greatly depends on our ability to generate sufficient future taxable income. Our pre-tax profit was $10.2 million, $14.4 million, $21.7 million, and current tax liabilities were $8.6 million, $11.4 million and $10.9 million for the years ended December 31, 2000, 2001 and 2002, respectively. Our pre-tax profit for the three months ended March 31, 2003 was $9.9 million. Because there is currently no evidence we will not continue to be profitable, the weight of available evidence indicates we will be able to realize these net deferred tax assets. If at some time in the future the weight of available evidence does not support the realizability of a portion of, or the entire net deferred tax assets, the write-down of this asset could have a significant impact on our financial statements.

INFLATION

     Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

                                    BUSINESS

OUR COMPANY

     We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and the third largest fitness club operator in the United States, as measured by number of clubs. As of March 31, 2003, we operated 129 clubs that collectively served approximately 356,000 members. Our goal is to provide the premier health club network in each of the major metropolitan regions we serve. To optimize convenience to our members, we cluster clubs near the highest concentrations of our target members' areas of both employment and residence. Our clusters of clubs serve densely populated major metropolitan regions in which a high percentage of the population commutes to work. Our target member is college-educated, typically between the ages of 21 and 50 and earns an annual income of between $50,000 and $150,000. Our revenues, cash flows from operations and EBITDA for the year ended December 31, 2002 were $319.4 million, $50.8 million and $69.8 million, respectively and for the three months ended March 31, 2003 were $86.9 million, $23.6 million and $22.4 million, respectively.

     We are the largest fitness club operator in Manhattan with 37 locations (more than twice as large as our nearest competitor) and a total of 85 clubs under the New York Sports Clubs ("NYSC") brand name within the New York metropolitan region. We operate 20 clubs in the Boston region and 15 clubs in the Washington, D.C. region under our Boston Sports Club ("BSC") and Washington Sports Club ("WSC") brand names, respectively, and have begun establishing a similar cluster in the Philadelphia region with six clubs under our Philadelphia Sports Club ("PSC") brand name. In addition, we operate three clubs in Switzerland. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community and to foster the recognition as a local network of quality fitness clubs rather than a national chain.

     Over our 30-year operating history, we have developed and refined a model club format that allows us to cost effectively construct and efficiently operate our fitness clubs. Our model club ranges in size from approximately 15,000 to 25,000 square feet and features a wide variety of state-of-the-art cardiovascular and strength-training equipment, as well as exercise studios offering extensive group fitness programs. Some clubs also feature additional amenities, including swimming pools, squash or tennis courts and physical therapy centers. Our locker rooms generally include a sauna and steam room. We offer members a variety of other value-added services for which we receive additional fees, including personal training, massage and Sports Club for Kids.

                               INDUSTRY OVERVIEW

     Demographic trends have helped fuel the growth experienced by the fitness industry over the past decade. The industry has benefited from the aging of the "baby boomer" generation and the coming of age of their offspring. Government-sponsored reports, such as the Surgeon General's Report on Physical Activity & Health (1996) and the Call to Action to Prevent and Decrease Overweight and Obesity (2002) have helped to increase the general awareness of the benefits of physical exercise to these demographic segments over those of prior generations. Membership penetration (defined as club members as a percentage of the total U.S. population) has increased significantly from 8.3% in 1991 to 11.9% in 2001.

                         U.S. FITNESS CLUB REVENUES(1)
                                (IN $ BILLIONS)

                                  [BAR CHART]

1993  1994   1995   1996   1997   1998   1999   2000   2001
----  ----   ----   ----   ----   ----   ----   ----   ----
6.5   7.3    7.7    8.2    9.0    9.6    10.6   11.6   12.2

------------

(1) Industry revenues for 1991 and 1992 are not available.

                         U.S. FITNESS CLUBS MEMBERSHIP
                                 (IN MILLIONS)

                                  [BAR CHART]

1991  1992   1993   1994   1995   1996   1997   1998   1999   2000   2001
----  ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
20.9  20.8   22.9   25.2   24.1   26.2   28.3   29.5   30.6   32.8   33.8

     Total U.S. fitness club industry revenues increased at a compound annual growth rate of 8.2% from $6.5 billion in 1993 to $12.2 billion in 2001, while the total number of clubs increased at a compound annual growth rate of 3.9%, from 12,146 in 1991 to 17,807 in 2001. Growth in club memberships outpaced club growth during this period, increasing at a compound annual growth rate of 4.9% from 20.9 million in 1991 to 33.8 million in 2001. As a result, average members per club has increased from 1,721 in 1991 to 1,898 in 2001, indicating industry-wide demand for further expansion of the existing club base.

     Notwithstanding these longstanding growth trends, the fitness club industry continues to be highly fragmented. Less than 10.0% of clubs in the United States are owned and operated by companies that own more than 25 clubs, and the two largest fitness club operators each generate less than 9.0% of total fitness club revenues.

     As a large operator with recognized brand names, leading regional market shares and an established operating history, we believe we are well positioned to benefit from these favorable industry dynamics.

                             COMPETITIVE STRENGTHS

     Strong market position. We are the third largest fitness club operator in the United States, as measured by number of clubs. We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. We are the largest fitness club owner and operator in the New York and Boston regions, and we believe we are the second largest owner and operator in the Washington, D.C. region and the third largest in the Philadelphia region. We attribute our leadership positions in these markets to the success of our regional clustering strategy, the consistency of facilities and services provided by our clubs and the ability to continue to attract new members by providing one of the most attractive price/value combinations available in our markets.

     Successful regional clustering strategy. We believe our regional clustering strategy allows us to maximize cash flows by providing high quality, conveniently located fitness facilities on a cost effective basis. By operating a group of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs through a passport membership. This membership appeals primarily to customers who seek the convenience of having fitness clubs near their home and their workplace. Approximately 47% of our members choose the passport membership plan, and because these memberships offer broader privileges and greater convenience, they generate higher monthly dues than single club memberships. In a typical month, approximately 46% of our active members use a club other than the club they originally joined. Regional clustering also allows us to provide special facilities within the market, such as squash, tennis, basketball, special programs and swimming pools, without offering them at each location. We are also able to achieve economies of scale with regard to sales, marketing, purchasing, general operations and corporate administrative expenses.

     Stable cash flows. We believe that our emphasis on affordable monthly dues and our electronic funds transfer ("EFT") system allows us to generate stable and predictable cash flows. We charge a moderate initiation fee (approximately $83 on average over the last twelve months ended March 31, 2003) and monthly dues of $39 to $93, depending on the type of membership plan. We believe that our monthly dues structure gives us a significant competitive advantage in terms of ease of sale, collection and revenue collected per year, all of which make us less dependent on new membership sales and price discounting than certain of our competitors. We also believe our use of EFT, by which a member's credit card or bank account is automatically debited for each month's dues, assures a more stable cash flow, substantially reduces the traditional accounts receivable function and minimizes bad-debt write-offs. Approximately 91.6% of our members pay their monthly dues through EFT, accounting for 71.6% of consolidated revenue for the year ended December 31, 2002 and for the three months ended March 31, 2003.

     Proven unit operating performance. We have established a track record of consistent growth in revenue and cash flow across our club base. Our 32 wholly-owned clubs that have been in operation from January 1, 1998 through March 31, 2003 generated revenues and operating income (after corporate expenses allocated on a revenue basis) of $122.1 million and $32.3 million, respectively, during the year ended December 31, 2002, as compared to $85.1 million and $15.1 million, respectively, during the year ended December 31, 1998. We believe that the track record of our mature clubs provides a sound basis for expected improved performance in our recently opened clubs as well as providing impetus for continued investment in new clubs. In addition, for the year ended December 31, 2002, and the three months ended March 31, 2003, revenues from clubs that have been open for more than 24 months grew at 4.1% (excluding our club in Battery Park City that was closed for a year due to the events of September 11,
2001) and 1.8%, respectively.

     Experienced management team. We believe that our management team is one of the most experienced management teams in the industry. Our four senior executives have over 60 years of combined experience in the fitness club industry and have been working together at Town Sports since 1990. We believe that our management has the depth, experience and motivation to manage our internal and external growth. In the aggregate, our management team owns approximately 26% of our common stock on a fully-diluted basis.

     Proprietary centralized information systems. We utilize a proprietary system developed internally to track and analyze sales, leads and membership statistics. This system allows us to track the frequency of member workouts, multi-club utilization, value-added services and demographic profiles by member. This enables us to develop targeted direct marketing programs and to modify our broadcast and print advertising to improve consumer response. These systems also assist us in evaluating staffing needs and program offerings. In addition, we rely on certain data gathered through our information systems to assist in the identification of new markets for clubs and site selection within those markets.

                               BUSINESS STRATEGY

     We intend to continue to increase revenues and cash flow using the following strategies:

     Realize benefits from maturation of recently opened clubs. From January 1, 2001 to March 31, 2003, we opened or acquired 27 clubs. We believe that our recent financial performance does not yet fully reflect the benefit of these clubs. Based on our historical experience, a new club tends to achieve significant increases in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenues, there is a greater proportionate increase in profitability. We believe that the revenues and operating income
(loss) of these 27 clubs will significantly improve as the clubs reach maturity.

                                              CLUBS OPEN PRIOR TO   CLUBS OPEN SUBSEQUENT
                                                JANUARY 1, 2001      TO JANUARY 1, 2001
                                              -------------------   ---------------------
Number of wholly-owned clubs(1).............         100                     27

                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                              -------------------------------------------
                                                            (IN THOUSANDS)
Revenues(2).................................       $283,266                $33,123
Revenues per club(2)........................          2,833                  1,227
Operating income (loss)(3)..................         47,591                 (9,178)
Operating income (loss) per club............            476                   (340)

---------------

    (1) Excludes two partly-owned and managed clubs. Our Battery Park City club is included with the 27 clubs open subsequent to January 1, 2001. This club was temporarily closed in September, 2001 and was reopened in September, 2002.

    (2) Excludes $3.0 million of revenues generated at the corporate level.

    (3) Includes club operating expenses of $208.7 million for clubs open prior to January 1, 2001 and $39.1 million for clubs open subsequent to January 1, 2001, as well as an allocation (based on revenue) of corporate expenses of $27.0 million and $3.2 million for the clubs open prior to January 1, 2001 and the clubs open subsequent to January 1, 2001, respectively, and excludes $320,000 of pre-sale operating losses incurred by clubs that have not yet been opened.

     Expansion of regional clusters. We intend to strengthen our market position and to increase revenues and cash flow in our existing markets through the opening of new clubs and the acquisition of existing clubs. Before opening or acquiring a new club, we undertake a rigorous process involving site selection, demographic and competitive analysis, negotiation of lease and acquisition terms and financial modeling to ensure that a location meets our criteria for a model club. As of March 31, 2003, we had identified over 70 urban and suburban locations in our existing markets that we believe possess the criteria for a model club.

     Increased value-added services. In addition to our regional clustering strategy, we have continued to focus on increasing the additional services available to our members. The increased emphasis on value-added services and programs, such as personal training, massage, Sports Club for Kids, Group Exclusives, "for fee" programming, swimming and racquet sports has contributed to our growth, as non-membership club revenues have increased from $11.8 million, or 10.6% of revenues for the year ended December 31, 1998, to $42.8 million, or 13.3% of revenues in the year ended December 31, 2002. These services generate incremental revenues with minimal capital investment and assist us in the process of attracting and retaining members.

MARKETING

     Our marketing campaign, which has become a large driver of the brand, is directed by our in-house media department, which is headed by our chief executive officer. This team develops advertising strategies to promote each of our regionally branded networks as the premier network of fitness clubs in that region. The media team's goal is to achieve broad awareness of our regional brand names primarily through radio, television, newspaper, billboard, and direct mail advertising. We believe that our clustering of clubs creates economies in our marketing and advertising strategy that increase the efficiency and effectiveness of these campaigns.

     Advertisements generally feature creative slogans that communicate the serious approach we take toward fitness in a provocative and/or humorous tone, rather than pictures of our clubs, pricing specials or members exercising. Promotional marketing campaigns will typically feature opportunities to participate in value-added services such as personal training for a limited time at a discount to the standard rate. On occasion, we will also offer reduced initiation fees to encourage enrollment. Additionally, we frequently sponsor member referral incentive programs. Such incentive programs include a free month of membership, personal training sessions, sports equipment such as a free gym bag or a gift certificate for other in-club purchases.

     We also engage in public relations and special events to promote our image in the local communities. Management believes that these public relations efforts enhance our image and the image of our local brand names in the communities in which we operate. We also seek to build our community image through co-operative advertising campaigns with local retailers.

     We maintain the following web site: www.mysportsclubs.com that provides information about club locations, program offerings and on-line promotions. Our website provides our members a venue to give us direct feedback on all of our services and offerings. We also use our website to promote career opportunities.

SALES

     Sales of new memberships are generally handled at the club level. We employ approximately 450 "in-club" membership consultants who are responsible for new membership sales. Each club generally has two or three full-time and one part-time membership consultants. These consultants report both to the general manager of the club as well as to one of our 20 area sales managers, who in turn report to our Vice President, Sales. Membership consultants' compensation consists of a base salary plus commission. Sales commissions range from $45 to $65 per new member enrolled. We provide additional incentive-based compensation in the form of bonuses contingent upon individual, club and company-wide enrollment goals. Membership consultants must successfully complete a three-month, in-house training program through which they learn our sales strategy. In making a sales presentation, membership consultants emphasize: (i) the proximity of our clubs to concentrated commercial and residential areas convenient to where target members live and work, (ii) the lack of a long-term obligation on the part of the enrollee, (iii) the price value relationship of a Town Sports membership and (iv) access to value-added services. We believe that providing employees with opportunities for career advancement is essential to our ability to attract and retain qualified sales personnel. We also employ six full-time corporate sales managers whose responsibility is to solicit group memberships through senior level corporate contacts.

     We believe that clustering clubs allows us to sell memberships based upon the opportunity for members to utilize multiple club locations to differing degrees. We have streamlined our membership structure to simplify the sales process. In addition, the proprietary centralized computer software utilized by us ensures consistency of pricing and controls enrollment processing at the club level. We generally offer three principal types of memberships:

     - The passport membership, currently priced from $67 to $93 per month, is our highest priced membership and entitles members to use any Town Sports club at any time. This membership is held by approximately 47% of our members. In addition, we have introduced a passport premium membership for a select club, that includes core member services, at a price greater than $100 per month.

     - The gold membership, currently priced from $39 to $82 per month based on the market area of enrollment, enables members to use a specific club, or a group of specific clubs, at any time and any Town Sports club during off-peak times. This membership is held by over 52% of our members.

     - The off-peak membership, currently priced from $39 to $75 per month, is the least expensive membership, and allows members to use any Town Sports club only during off-peak times. This membership is held by approximately 1% of our members.

     We also offer corporate membership plans that vary in price depending on the respective corporation's needs. The corporate membership plans are typically at a discount to that of individual membership plans.

     By clustering a group of clubs in a geographic area, the value of our memberships is enhanced by the ability to offer passport memberships, which allow the member to use any of our clubs at any time. We believe the popularity of the passport membership results from the broader privileges and greater convenience this membership plan provides through the opportunity for members to access club facilities near to both their homes and offices. Our clustering strategy also allows us to provide access to special facilities and programs such as squash, tennis, basketball and racquetball courts, swimming pools and programs targeted at children and other groups, through flagship locations strategically located in key target areas without offering such facilities or programs in every location.

     In joining a club, a new member signs a membership agreement which obligates the member to pay a one-time initiation fee and monthly dues on an ongoing basis. Monthly Electronic Funds Transfer "EFT" membership dues averaged approximately $70 per month for the year ended December 31, 2002 and approximately $71 per month for the three months ended March 31, 2003. During that same period, initiation fees averaged $83 for EFT members. We collect approximately 93.3% of all monthly membership dues through EFT and EFT revenue constitutes over 71.6% of consolidated revenue for the year ended December 31, 2002 and for the three months ended March 31, 2003. Substantially all other membership dues are paid in advance. EFT members can generally cancel memberships at any time upon 30 days notice. Based upon detailed statistical studies of the membership base at our clubs open over 24 months, however, the average length of our memberships is approximately 24 months. The membership agreement calls for monthly dues to be collected by EFT based on credit card or bank account debit authorization contained in the agreement. We believe that our EFT program of monthly dues collection provides a predictable and stable cash flow for us, eliminates the traditional accounts receivable function, and minimizes bad-debt write-offs while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. In addition, it enables us to increase our dues in an efficient and consistent manner, which we do annually by between 1% and 3%, in line with cost of living increases. During the first week of each month, we receive the EFT dues for that month initiated by a third party EFT processor. Discrepancies and insufficient funds incidents are researched and resolved by an in-house staff. For the year ended December 31, 2002 and the three months ended March 31, 2003, we experienced an average of uncollected EFT dues of 1.5% and 1.2%, respectively.

     Our total EFT revenue has increased by $15.7 million per month from $5.1 million in December, 1997 to $20.8 million in December, 2002. While we strongly encourage monthly EFT memberships, approximately 8% of our members (often corporate group members and existing members of acquired clubs) purchase paid-in-full memberships for a one year term.

ANCILLARY REVENUE

     Over the past five years we have expanded the level of ancillary services provided to our members. Ancillary revenue has increased by $31.0 million from $11.8 million in 1998 to

$42.8 million in 2002. Increases in personal training revenue in particular have contributed to $21.0 million of the increase in ancillary revenue from 1998 to 2002. In addition, the Company has added Sports Club for Kids and Group Exclusives (both additional fee-for-service programs) at selected clubs. Ancillary revenue as a percentage of total revenue has increased from 10.6% for the year ended December 31, 1998 to 13.3% for the year ended December 31, 2002. Personal training revenue as a percentage of sales increased from 6.8% of revenue in 1998 to 8.9% of revenue in 2002.

CLUB FORMAT AND LOCATIONS

     Our clubs are typically located in well-established, higher-income residential, commercial or mixed urban neighborhoods within major metropolitan areas which are capable of supporting the development of a cluster of clubs. The clubs generally have relatively high "retail" visibility, and close proximity to transportation. In the New York City, Boston and Washington, D.C., we have created clusters of clubs in urban areas and their commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services. We have begun establishing a similar cluster in Philadelphia.

     Approximately half of the clubs we operate are urban clubs and half are suburban. Our urban clubs generally range in size from 15,000 to 25,000 square feet and averages approximately 20,000 square feet. Our suburban clubs vary in size from 15,000 square feet to 75,000 square feet with one club being 200,000 square feet. Excluding this single large club the average suburban club is 24,000 square feet. Membership for each club generally ranges from 2,000 to 4,500 members at maturity. Although club members represent a cross-section of the population in a given geographic market, our target member is college educated, between the ages of 21 and 50 and earns an annual income of between $50,000 and $150,000.

     Our facilities include state-of-the-art cardiovascular equipment, including upright and recumbent bikes, steppers, treadmills, and elliptical motion machines; strength equipment and free weights, including Cybex, Icarian, Nautilus, Free Motion and Hammer Strength equipment; group exercise and cycling studio(s); the Sportsclub Network entertainment system; locker rooms, including shower facilities, towel service and other amenities such as saunas and steamrooms, babysitting and a retail shop. Personal training services are offered at all locations and massage is offered at most clubs, each at an additional charge. At certain flagship locations, additional facilities also are offered, including swimming pools, racquet and basketball courts. Also, we have significantly expanded the availability of fee-based programming at many of our clubs, including programs targeted at children, members and non-member adult customers.

     We have recently launched our Xpressline strength workout. Xpressline is a trainer-supervised, eight-station total-body circuit workout designed to accommodate all fitness levels. This service is a free service provided to our members. We have also introduced FitMap, which is a visual tool that provides our members with guidance on how to use our equipment trough safe progressions of difficulty.

     Our Sportsclub Network personal entertainment units have been instated in over 95% of our clubs. Over 5,200 of these entertainment units have been installed. The units are typically mounted on cardiovascular equipment and are equipped with a color screen for television viewing, a compact disc player and most models have audio cassette players. The Sportsclub Network also broadcasts our own personalized music video channel that provides us with a direct means of advertising products and services to our membership base.

CLUB SERVICES AND OPERATIONS

     We emphasize consistency and quality in all of our club operations, including:

     Management. We believe that our success is largely dependent on the selection and training of our staff and management. Our management structure is designed, therefore, to support the professional development of highly motivated managers who will execute our directives and support growth.

     Corporate departments are responsible for each area of club services, such as exercise group programs, fitness programming, personal training, facility and equipment maintenance, housekeeping and laundry. This centralization allows local general managers at each club to focus on customer service, club staffing and providing a high quality exercise experience. General managers are responsible for the day-to-day management of each club, and directly report to area managers, who liaise with senior operations management and other corporate staff ensuring consistent service at all locations.

     Personal Training. All of our fitness clubs offer one-on-one personal training, which is sold by the single session or in multi-session packages. We have implemented a comprehensive staff education curriculum that progresses from basic knowledge and practical skills to advanced concepts and training techniques. Our education program provides professional standards to ensure that our trainers provide superior service and fitness expertise to our members. There are four levels of professional competency for which different levels of compensation are paid, with mandatory requirements trainers must meet in order to achieve and maintain such status. We believe the qualifications of the personal training staff helps ensure that members receive a consistent level of quality service throughout our club base. We believe that our personal training programs provide valuable guidance to our members and a significant source of incremental revenue from value-added services for us. In addition, management believes that members who participate in personal training programs have a longer membership life.

     Group Fitness. Our commitment to providing a quality workout experience to our members extends to the employment of program instructors, who teach aerobics, cycling, strength conditioning, boxing, yoga and step aerobics classes, among others. Our clustering strategy enables us to staff program instructors and professional personal trainers at more than one club. As a result, we can vary a given club's instructors, while providing instructors sufficient classes to effectively and economically treat these instructors as full-time employees. All program instructors report to a centralized management structure, headed by the Vice President of Programs and Services whose department is responsible for overseeing auditions and providing in-house training to keep instructors current in the latest training techniques and program offerings. We also provide Group Exclusive offerings to our members, which are for-fee based programs that have smaller groups and provide more focused, and typically more advanced training classes. Some examples of these offerings include: Pilates, boxing camps, and cycling.

     Sports Clubs for Kids. During 2000, we began offering programs for children under the Sports Club for Kids ("SCFK") brand in the NYSC and PSC regions. As of December 2002, SCFK was operating in 18 locations throughout our four major markets. In addition to extending fitness offerings to a market not previously served by us, we expect that SCFK programming will help position our suburban clubs as family clubs, which should provide us with a competitive advantage. Depending upon the facilities available at a location, Sports Clubs for Kids programming can include traditional youth offerings such as day camps, sports camps, swim lessons, hockey and soccer leagues, gymnastics, dance, martial arts and birthday parties. It also can include innovative and proprietary programming such as Kidspin Theater, a multi-media cycling experience, and non-competitive "learn-to-play" sports programs. In selected locations we also offer laser tag.

     Employee Compensation and Benefits. We provide performance-based incentives to our management. Senior management compensation, for example, is tied to our overall performance. Departmental directors, area managers and general managers have bonuses tied to financial and member retention targets for a particular club or group of clubs. We offer our employees various benefits including; health, dental, disability, insurance, pre-tax healthcare and dependent care accounts and a 401(k) plan. Management believes the availability of employee benefits provides us a strategic advantage in attracting and retaining quality managers, program instructors and professional personal trainers and that this strategic advantage in turn translates into a more consistent and higher quality workout experience for those members who utilize such services.

PROPRIETARY CENTRALIZED INFORMATION SYSTEMS

     Currently we are utilizing a proprietary system developed internally to track and analyze sales, leads, and membership statistics which, in conjunction with our other systems, allows us to track the frequency of member workouts, multi-club utilization, value-added services and demographic profiles by member, which enables us to develop targeted direct marketing programs and to modify our broadcast and print advertising to improve consumer response. These systems also assist us in evaluating staffing needs and program offerings. In addition, we rely on certain data gathered through our information systems to assist in the identification of new markets for clubs and site selection within those markets.

PLANNED INFORMATION SYSTEMS DEVELOPMENTS

     We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. After developing an information technology strategy to support the business strategy, we have developed a comprehensive multi-year plan to replace or upgrade key systems.

     We expect to begin implementation of a new fully integrated club management system during 2003. We have been actively involved in the design of the software and are currently in the final phase of acceptance testing. This system incorporates contemporary browser-based, n-tier technology and open architecture to allow for scalability and extensibility to support our projected growth and diversification of services. This system will provide enhanced or new functionality for member services, contract management, electronic billing, point of sale, inventory control, scheduling resources, reservations, and cash management.

     During 2001, we implemented a new time capture system that integrates with our payroll processing system. This system will also integrate with the new club management system to fully automate the various compensation plans for all employees. In addition, during 2002, we implemented a new budgeting and forecasting product that will be expanded later in 2003 for data warehousing capabilities which will enable enhanced managerial and analytical reporting. We implemented application and telephone systems to manage our internal customer service center which supports information technology, facilities, equipment and Sportsclub Network service call requests for all locations. Numerous infrastructure changes were implemented to accommodate our growth, to provide network redundancy, efficiencies in operations, and to improve management of all components of the technical architecture.

     Our website will be expanded after the implementation of the above mentioned club management system to incorporate e-business functionality such as sales of products, services, and memberships, member self service and reservations. We have built an intranet to provide the portal for the newly implemented browser-based application. Development of intranet features to support corporate communications, human resources programs, and training is ongoing.

     In the first half of 2004, we will assess our current financial systems and provide recommendations for implementation of new fully integrated software.

     Coinciding with the implementation of the new club management system, we will implement an updated Disaster Recovery plan that will include a designated "hot site", recovery procedures, data restoration testing, and training of personnel.

STRATEGIC PLANNING

     During 2001, we began a strategic planning process. The process, spearhead by the Chairman and the Chief Executive Officer, produced a new set of core values, a revised mission statement and a set of five-year performance targets. In 2002, more than 40 projects were completed in support of the plan's strategic initiatives and objectives. Our Chairman and Chief Executive Officer led the strategy process, which produced significant changes in our approach to our brand, our core business development process and our intranet strategy.

     The strategic plan has been updated for 2003 with new strategic initiatives in several areas. Senior management continues to support the strategic planning process and believes that accomplishing our strategic objectives will cause us to attain the five-year performance targets outlined in the 2003 plan.

INTELLECTUAL PROPERTY

     We have registered, and are in the process of registering, various trademarks and service marks with the U.S. Patent and Trademark Office, including New York Sports Clubs, Washington Sports Clubs, Boston Sports Clubs, Philadelphia Sports Clubs, TSI and Town Sports International, Inc.

COMPETITION

     The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments and hospitals and by businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. There can be no assurance that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies which are larger and have greater resources than we, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates, and real estate availability thereby increasing costs associated with expansion through both acquisitions, and greenfields.

     We believe that our market leadership, experience and operating efficiencies enable us to provide our members with a superior product in terms of convenience, quality and affordability. We believe that there are significant barriers to entry in our urban markets, including restrictive zoning laws, lengthy permit processes and a shortage of appropriate real estate, which could discourage any large competitor from attempting to open a chain of clubs in these markets. However, such a competitor could enter these markets more easily through one or a series of acquisitions.

EMPLOYEES

     At March 31, 2003, we had approximately 7,500 employees, of which approximately 2,800 were employed full-time. Approximately 325 employees were corporate personnel working in the Manhattan, Boston or Washington, D.C. offices. We are not a party to any collective bargaining agreement with our employees. We have never experienced any significant labor shortages nor had any difficulty in obtaining adequate replacements for departing employees and consider our relations with our employees to be good. We believe that we offer our employees benefits (including health, dental, disability insurance, pre-tax healthcare and dependent care accounts, and a 401(k) plan) which are generally superior to those offered by our competitors.

GOVERNMENT REGULATION

     Our operations and business practices are subject to regulation at the federal, state and, in some cases, local levels. State and local consumer protection laws and regulations govern our advertising, sales and other trade practices.

     Statutes and regulations affecting the fitness industry have been enacted in states in which we conduct business; many other states into which we may expand have adopted or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may establish maximum prices for membership contracts and limitations on the term of contracts. In addition, we are subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements, and believe that our activities are in substantial compliance with all applicable statutes, rules and decisions.

     Under so-called state "cooling-off" statutes, a member has the right to cancel his or her membership for a period of three to ten days (depending on the applicable state law) and, in such event, is entitled to a refund of any initiation fee paid. In addition, our membership contracts provide that a member may cancel his or her membership at any time for medical reasons or relocation a certain distance from the nearest club. The specific procedures for cancellation in these circumstances vary due to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to us upon cancellation and we may offset such amount against any refunds owed.

PROPERTIES

     We own the 151 East 86th Street location, which houses a fitness club and a retail tenant that generated approximately $560,000 of rental income for us during the twelve months ended March 31, 2003. Our fitness clubs occupy leased space pursuant to long-term leases (generally 15 to 25 years, including options). In the next four years (ending December 31, 2006), only three of our fitness club leases will expire without any renewal option. In each case, we have, or will have, on the date of expiration, a new Town Sports club in close proximity, and intend to transfer members to these clubs when and if the expiring leases are not extended.

     We lease approximately 40,000 square feet of office space in New York City, and have smaller regional offices in Fairfax, VA, East Brunswick, NJ, Old Bridge, NJ, Philadelphia, PA, Stamford, CT and Wakefield, MA, for administrative, and general corporate purposes. We also lease warehouse and commercial space in Long Island City, NY and Brooklyn, NY, for storage purposes and for the operation of a centralized laundry facility for certain New York fitness clubs. As of March 31, 2003, 127 of the existing fitness clubs were wholly owned by us and two were managed and partly-owned. In addition, we provide management services at two fitness clubs in which we have no equity interest.

     The following table provides information regarding our club locations:

                                                                  DATE OPENED OR MANAGEMENT
LOCATION                                   ADDRESS                         ASSUMED
-------------------------------------------------------------------------------------------
NEW YORK SPORTS CLUBS:
    1. Manhattan             151 East 86th Street                 January, 1977
    2. Manhattan             61 West 62nd Street                  July, 1983
    3. Manhattan             614 Second Avenue                    July, 1986
    4. Manhattan             380 Madison Avenue                   January, 1990
    5. Manhattan             151 Reade Street                     January, 1990
    6. Manhattan             1601 Broadway                        September, 1991
    7. Manhattan             50 West 34th Street                  August, 1992
    8. Manhattan             349 East 76th Street                 April, 1994
    9. Manhattan             248 West 80th Street                 May, 1994
   10. Manhattan             502 Park Avenue                      February, 1995
   11. Manhattan             117 Seventh Avenue South             March, 1995
   12. Manhattan             303 Park Avenue South                December, 1995
   13. Manhattan             30 Wall Street                       May, 1996
   14. Manhattan             1635 Third Avenue                    October, 1996
   15. Manhattan             575 Lexington Avenue                 November, 1996
   16. Manhattan             278 Eighth Avenue                    December, 1996
   17. Manhattan             200 Madison Avenue                   February, 1997
   18. Manhattan             131 East 31st Street                 February, 1997
   19. Manhattan             2162 Broadway                        November, 1997
   20. Manhattan             633 Third Avenue                     April, 1998
   21. Manhattan             1657 Broadway                        July, 1998
   22. Manhattan             217 Broadway                         March, 1999
   23. Manhattan             23 West 73rd Street                  April, 1999
   24. Manhattan             34 West 14th Street                  July, 1999
   25. Manhattan             503-511 Broadway                     July, 1999
   26. Manhattan             1372 Broadway                        October, 1999
   27. Manhattan             300 West 125th Street                May, 2000
   28. Manhattan             102 North End Avenue                 May, 2000
   29. Manhattan             14 West 44th Street                  August, 2000
   30. Manhattan             128 Eighth Avenue                    December, 2000
   31. Manhattan             2521-23 Broadway                     August, 2001
   32. Manhattan             3 Park Avenue                        August, 2001
   33. Manhattan             19 Irving Place                      November, 2001
   34. Manhattan             160 Water Street                     November, 2001
   35. Manhattan             230 West 41st Street                 November, 2001
   36. Manhattan             1221 Avenue of the Americas          January, 2002
   37. Manhattan             200 Park Avenue                      December, 2002

   38. Brooklyn, NY          110 Boerum Place                     October, 1985
   39. Brooklyn, NY          1736 Shore Parkway                   June, 1998
   40. Brooklyn, NY          179 Remsen Street                    May, 2001
   41. Brooklyn, NY+         453 Fifth Avenue                     Opening 2003

                                                                  DATE OPENED OR MANAGEMENT
LOCATION                                   ADDRESS                         ASSUMED
-------------------------------------------------------------------------------------------
   42. Queens, NY            69-33 Austin Street, Forest Hills    April, 1997
   43. Queens, NY            153-67 A Cross Island Parkway        June, 1998
   44. Queens, NY            2856 Steinway Street                 Opening 2004
   45. Staten Island, NY     300 West Service Road                June, 1998

   46. Scarsdale, NY         696 White Plains Road                October, 1995
   47. Mamaroneck, NY        124 Palmer Avenue                    January, 1997
   48. White Plains, NY      1 North Broadway                     September, 1997
   49. Croton-on-Hudson, NY  420 South Riverside Drive            January, 1998
   50. Larchmont, NY         15 Madison Avenue                    December, 1998
   51. Nanuet, NY            58 Demarest Mill Road                May, 1998
   52. Great Neck, NY        15 Barstow Road                      July, 1989
   53. East Meadow, NY       625 Merrick Avenue                   January, 1999
   54. Commack, NY           6136 Jericho Turnpike                January, 1999
   55. Oceanside, NY         2909 Lincoln Avenue                  May, 1999
   56. Long Beach, NY        265 East Park Avenue                 July, 1999
   57. Garden City, NY       833 Franklin Avenue                  May, 2000
   58. Huntington, NY        350 New York Avenue                  February, 2001
   59. Syosset, NY           49 Ira Road                          March, 2001
   60. West Nyack, NY        3656 Palisades Center Drive          February, 2002
   61. Woodmere, NY          158 Irving Street                    March 2002

   62. Stamford, CT          6 Landmark Square                    December, 1997
   63. Stamford, CT          16 Commerce Road                     January, 1998
   64. Danbury, CT           38 Mill Plain Road                   January, 1998
   65. Stamford, CT          1063 Hope Street                     November, 1998
   66. Norwalk, CT           250 Westport Avenue                  March, 1999
   67. Greenwich, CT         6 Liberty Way                        May, 1999
   68. Westport, CT          427 Post Road, East                  January, 2002

   69. East Brunswick, NJ    8 Cornwall Court                     January, 1990
   70. Princeton, NJ         301 North Harrison Street            May, 1997
   71. Freehold, NJ          200 Daniels Way                      April, 1998
   72. Matawan, NJ           163 Route 34                         April, 1998
   73. Old Bridge, NJ        Gaub Road and Route 516              April, 1998
   74. Marlboro, NJ          34 Route 9 North                     April, 1998
   75. Fort Lee, NJ          1355 15th Street                     June, 1998
   76. Ramsey, NJ            1100 Route 17 North                  June, 1998
   77. Mahwah, NJ            7 Leighton Place                     June, 1998
   78. Parsippany, NJ        2651 Route 10                        August, 1998
   79. Springfield, NJ       215 Morris Avenue                    August, 1998
   80. Colonia, NJ           1250 Route 27                        August, 1998
   81. Franklin Park, NJ     3911 Route 27                        August, 1998
   82. Plainsboro, NJ        10 Schalks Crossing                  August, 1998
   83. Somerset, NJ          120 Cedar Grove Lane                 August, 1998
   84. Hoboken, NJ           221 Washington Street                October, 1998
   85. West Caldwell, NJ     913 Bloomfield Avenue                April, 1999
   86. Jersey City, NJ       147 Two Harborside Financial Center  June, 2002
   87. Newark, NJ            1 Gateway Center                     October, 2002

                                                                  DATE OPENED OR MANAGEMENT
LOCATION                                   ADDRESS                         ASSUMED
-------------------------------------------------------------------------------------------
   88. Ridgewood, NJ+        129 S. Broad Street                  Opening 2003
   89. Westwood, NJ+         35 Jefferson Avenue                  Opening 2003
BOSTON SPORTS CLUBS:
   90. Boston, MA            561 Boylston Street                  November, 1991
   91. Allston, MA           15 Gorham Street                     July, 1997
   92. Boston, MA            1 Bulfinch Place                     August, 1998
   93. Natick, MA            Sherwood Plaza, 124 Worcester Rd     September, 1998
   94. Weymouth, MA          553 Washington Street                May, 1999
   95. Boston, MA            201 Brookline Avenue                 June, 2000
   96. Wellesley, MA         140 Great Plain Avenue               July, 2000
   97. Boston, MA            One Devonshire Place                 July, 2000
   98. Andover, MA           307 Lowell Street                    July, 2000
   99. Lynnfield, MA         425 Walnut Street                    July, 2000
  100. Lexington, MA         475 Bedford Avenue                   July, 2000
  101. Franklin, MA          750 Union Street                     July, 2000
  102. Framingham, MA        1657 Worcester Street                July, 2000
  103. Danvers, MA           50 Ferncroft Road                    July, 2000
  104. Cambridge, MA         625 Massachusetts Avenue             January, 2001
  105. East Cambridge, MA    6 Museum Way                         January, 2001
  106. Boston, MA            361 Newbury Street                   November, 2001
  107. West Newton, MA       1359 Washington Street               November, 2001
  108. Boston, MA            350 Washington Street                February, 2002
  109. Waltham, MA           840 Winter Street                    November, 2002
WASHINGTON SPORTS CLUBS:
  110. Washington, D.C.      214 D Street, S.E.                   January, 1980
  111. Washington, D.C.      1835 Connecticut Avenue, N.W.        January, 1990
  112. Washington, D.C.      1990 M Street, N.W.                  February, 1993
  113. Washington, D.C.      2251 Wisconsin Avenue, N.W.          May, 1994
  114. Washington, D.C.      1211 Connecticut Avenue, N.W.        July, 2000
  115. Washington, D.C.      1345 F Street, N.W.                  August, 2002

  116. Bethesda, MD          4903 Elm Street                      May, 1994
  117. North Bethesda, MD    10400 Old Georgetown Road            June, 1998
  118. Germantown, MD        12623 Wisteria Drive                 July, 1998
  119. Chevy Chase, MD       5346 Wisconsin Ave., N.W.            February, 2002
  120. Alexandria, VA        3654 King Street                     June, 1999
  121. Sterling, VA          21800 Town Center Plaza              October, 1999
  122. Fairfax, VA           11001 Lee Highway                    October, 1999
  123. West Springfield, VA  8430 Old Keene Mill                  September, 2000
  124. Clarendon, VA         2700 Clarendon Boulevard             November, 2001
PHILADELPHIA SPORTS CLUBS:
  125. Philadelphia, PA      220 South 5th Street                 January, 1999
  126. Philadelphia, PA      2000 Hamilton Street                 July, 1999
  127. Chalfont, PA          One Highpoint Drive                  January, 2000
  128. Cherry Hill, NJ       Route 70 and Kings Highway           April, 2000
  129. Philadelphia, PA      1735 Market Street                   October, 2000
  130. Ardmore, PA           34 W. Lancaster Avenue               March, 2002

                                                                  DATE OPENED OR MANAGEMENT
LOCATION                                   ADDRESS                         ASSUMED
-------------------------------------------------------------------------------------------
SWISS SPORTS CLUBS:
  131. Basel, Switzerland    St. Johanns-Vorstadt 41              August, 1987
  132. Zurich, Switzerland   Glarnischstrasse 35                  August, 1987
  133. Basel, Switzerland    Basel FC Soccer Stadium              August, 2001

---------------

+ Under construction.

  We have also signed five leases for greenfield club development. These locations are, however, part of development projects and are subject to various conditions, including delivery of the space as specified in the lease.

LEGAL PROCEEDINGS

     On February 13, 2003, an individual filed suit against us in the Supreme Court, New York County, alleging that on January 14, 2003, he sustained an injury at one of our club locations resulting in serious bodily injury. His complaint seeks $250.0 million in damages for personal injuries, and $250.0 million in punitive damages. We have in force $51.0 million of insurance coverage to cover claims of this nature. We intend to vigorously contest this lawsuit and presently anticipate that this matter will be covered by our insurance.

     Additionally, we are a party to various lawsuits arising in the normal course of business. We believe that the ultimate outcome of these matters will not have a material adverse effect on our business, results of operations, cash flows, or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and a brief account of the business experience of each person who is a director or executive officer of Town Sports.

    NAME                                     AGE                       POSITION
    ----                                     ---                       --------
    Mark Smith.............................  44    Chairman and Director
    Robert Giardina........................  45    Chief Executive Officer, Office of the President
    Alexander Alimanestianu................  44    Chief Development Officer, Office of the
                                                   President
    Richard Pyle...........................  44    Chief Financial Officer, Office of the President
    Randy Stephen..........................  46    Chief Operating Officer
    Keith E. Alessi........................  48    Director
    Paul Arnold............................  56    Director
    Bruce Bruckmann........................  49    Director
    J. Rice Edmonds........................  32    Director
    Jason Fish.............................  45    Director

     Mark Smith joined us in 1985 and has served as Chief Executive Officer from 1995 to 2001 and became Chairman in January 2002. Prior to these appointments, he held the position of Executive Vice President of Development and International Operations. Mr. Smith has also served as a director since September 1995. He was appointed to the Board of the International Health, Racquet and Sportsclub Association (the club industry trade association) in 2001. Before joining us, Mr. Smith was a chartered accountant with Coopers & Lybrand in New York City, London and New Zealand, and a professional squash player.

     Robert Giardina joined us in 1981 and has served as President and Chief Operating Officer from 1992 to 2001, and became Chief Executive Officer in January 2002. With over 20 years of experience in the club industry, Mr. Giardina has expertise in virtually every aspect of facility management and club operations. In addition to operations, Mr. Giardina has primary responsibility for sales and marketing.

     Alexander Alimanestianu joined us in 1990 and became Executive Vice President, Development in 1995 and Chief Development Officer in January 2002. From 1990 to 1995, Mr. Alimanestianu served as Vice President and Senior Vice President. Before joining us, he worked as a corporate attorney for six years with one of our outside law firms. Mr. Alimanestianu has been involved in the development or acquisition of over 100 of our clubs.

     Richard Pyle, a British chartered accountant, joined us in 1987 and has been chiefly responsible for our financial matters since that time, as a Vice President in 1988, Senior Vice President and Chief Financial Officer in 1992 and Executive Vice President and Chief Financial Officer in 1995, successively. Before joining us, Mr. Pyle worked in public accounting (in the United States, Bermuda, Spain and England) specializing in the hospitality industry, and as the corporate controller for a British public company in the leisure industry.

     Randy Stephen joined us on September 2002 as Chief Operating Officer. Prior to joining us and since 1987, Mr. Stephen held various positions with Circuit City Stores, including Director of Human Resources and General Manager. In 1995, he was appointed Circuit City Stores' Vice President, Corporate Operations, focusing on marketing, promotions and business process re-engineering and in 1996 he became the Northeast Division President. Prior to 1987, Mr. Stephen worked with several premier retailers including Eastern Mountain Sports, Eddie Bauer, Keeger & Sons and Britches of Georgetown.

     Keith E. Alessi has served as a director of Town Sports since April 1997. Mr. Alessi is the owner and Chief Executive Officer of Lifestyle Improvement Centers, LLC. Mr. Alessi is an adjunct professor of Law at Washington and Lee University School of Law and an adjunct professor of strategy at the University of Michigan Graduate School of Business. Mr. Alessi served as President, Chief Executive Officer and a director of Telespectrum Worldwide, Inc. from March 1998 to April 2000. From May 1996 to March 1998, Mr. Alessi served as Chairman, President and Chief Executive Officer of Jackson Hewitt, Inc. Mr. Alessi is currently a Director of H&E Equipment Services L.L.C. and MWI Veterinary Supply Co.

     Paul Arnold has served as a director of Town Sports since April 1997. Mr. Arnold has served as Chairman and Chief Executive Officer of Cort Business Services, Inc., a Berkshire Hathaway Company, since 2000. From 1992 to 2000, Mr. Arnold served as President, Chief Executive Officer and Director of Cort Business Services. Prior to 1992, Mr. Arnold held various positions over a 24 year period within Cort Furniture Rental, a division of Mohasco Industries. Mr. Arnold is currently a Director of Relocation Central Corp. and Penhall International, Inc.

     Bruce Bruckmann has served as a director of Town Sports since December 1996. Since 1995, Mr. Bruckmann has served as Managing Director of BRS. From 1983 until 1995, Mr. Bruckmann served as an officer and subsequently a Managing Director of Citicorp Venture Capital, Ltd. Mr. Bruckmann is currently a director of Penhall International, Inc., Mohawk Industries, Inc., H&E Equipment Services L.L.C. and Anvil Knitwear, Inc. and a director of several private companies.

     J. Rice Edmonds has served as a director of Town Sports since July 2002. Mr. Edmonds is a Principal of BRS. Prior to joining BRS in 1996, Mr. Edmonds worked in the high yield finance group of Bankers Trust. Mr. Edmonds is currently a director of H&E Equipment Services L.L.C. and several other private companies.

     Jason Fish has been a director of Town Sports since December 1996. Mr. Fish is the co-founder and President of CapitalSource Holdings, L.L.C., a position he has held since June 2000. Prior to founding CapitalSource, Mr. Fish had been a Managing Member of Farallon Capital Management, L.L.C. ("FCM") and Farallon Partners, L.L.C., Farallon's two management entities, since April 1996. Mr. Fish was a General Partner of the Farallon investment partnerships and a Managing Director of FCM's predecessor, Farallon Capital Management, Inc., from 1991 to 1996.

EXECUTIVE COMPENSATION

     The following summarizes, for the year indicated, the principal components of compensation for our Chief Executive Officer and the other four highest compensated executive officers (collectively, the "named executive officers"). The compensation set forth below fully reflects compensation for work performed on our behalf.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                       COMMON
                                                                                       STOCK
                                                                     OTHER ANNUAL    UNDERLYING
                                               SALARY    BONUS (1)   COMPENSATION   OPTIONS/SARS
NAME AND PRINCIPAL POSITION           PERIOD     ($)        ($)          ($)            (#)
---------------------------           ------   -------   ---------   ------------   ------------
Mark Smith..........................   2002    426,072    429,224        --             --
  Chairman                             2001    413,662    364,597        --             --
                                       2000    397,752    540,000        --             --
Robert Giardina.....................   2002    404,097    327,312        --             --
  Chief Executive Officer,             2001    392,327    276,678        --             --
  Office of the President              2000    377,237    413,000        --             --
Richard Pyle........................   2002    236,539    252,815        --             --
  Chief Financial Officer,             2001    215,035    216,258        --             --
  Office of the President              2000    206,764    317,000        --             --
Alexander Alimanestianu.............   2002    236,539    252,815
  Chief Development Officer,           2001    215,035    216,258        --             --
  Office of the President              2000    206,764    317,000        --             --
Deborah Smith.......................   2002    178,098    171,690        --             --
  Senior Vice President,               2001    172,911    145,839        --             --
  Operations                           2000    166,261    216,000        --             --

---------------

(1) Includes annual bonus payments under our Annual Bonus Plan.

OPTION/SAR GRANTS DURING THE YEAR ENDED DECEMBER 31, 2002

     There were no options granted to named executive officers by us during the year ended December 31, 2002.

AGGREGATED OPTION/SAR EXERCISES DURING THE YEARS ENDED DECEMBER 31, 2002 AND 2002 YEAR-END OPTION/SAR VALUES

     The following summarizes exercises of stock options (granted in prior years) by the named executive officers during the year ended December 31, 2002 as well as the number and value of all unexercised options held by the named executive officers as of December 31, 2002.

                                                       NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                         OPTIONS/SARS AT          IN-THE-MONEY OPTIONS/SARS
                          SHARES                            FY-END(#)                 AT FY-END ($)(1)
                       ACQUIRED ON       VALUE      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/ UNEXERCISABLE
                       EXERCISE(#)    REALIZED($)   --------------------------   ---------------------------
NAME                      COMMON        COMMON       COMMON         PREFERRED       COMMON       PREFERRED
----                   ------------   -----------   ---------      -----------   ------------   ------------
Mark Smith...........      --             --         8,830/0         42,812/0    1,147,900/0    2,428,725/0
Robert Giardina......      --             --         8,829/0         32,793/0    1,147,770/0    1,860,347/0
Richard Pyle.........      --             --         8,828/0         27,569/0    1,147,640/0    1,563,989/0
Alexander
  Alimanestianu......      --             --         8,828/0         27,199/0    1,147,640/0    1,542,999/0
Deborah Smith........      --             --         5,750/0          9,530/0      740,900/0      540,637/0

---------------

(1) Value realized is based upon the fair market value of the stock at the exercise date minus the exercise price. Fair market value was determined in good faith by the Board of Directors and was based upon our historical and projected financial performance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of our compensation committee are Bruce Bruckmann, Paul Arnold and Mark Smith. Bruce Bruckmann and Paul Arnold are non-employee directors.

MANAGEMENT EQUITY AGREEMENTS

     We have entered into executive stock agreements with our named executive officers. Pursuant to these executive stock agreements, our named executive officers each have purchased our shares of common stock and/or shares of series B preferred stock at a purchase price of $1.00 per share of common stock and $35.00 per share of series B preferred stock.

OUR BENEFIT PLANS

     We maintain a 401(k) defined contribution plan and are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for us to make discretionary contributions; however, we elected not to make contributions for the year ended December 31, 2000. The Plan was amended, effective January 1, 2001, to provide for an employer matching contribution in an amount equal to 25% of the participant's contribution with a limit of five hundred dollars per annum. In February 2002 and 2003, employer matching contributions totaling $200,000 were made for the Plan year ended December 31, 2001 and 2002.

                SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth (as of March 31, 2003) certain information with respect to the beneficial ownership of the common stock and preferred stock by: (i) each person or entity who owns of record or beneficially more than 5% or more of any class of our voting securities; (ii) each named executive officer and director of Town Sports; and (iii) all directors and named executive officers of Town Sports as a group. All of our redeemable senior preferred stock was redeemed with the proceeds of the offering of old notes and the other refinancing transactions. See "The Refinancing Transactions."

                                          COMMON                       REDEEMABLE    SERIES A
                                          STOCK       PERCENTAGE OF      SENIOR     REDEEMABLE   SERIES B
                                       BENEFICIALLY    COMMON STOCK    PREFERRED    PREFERRED    PREFERRED
NAME                                     OWNED(1)     OUTSTANDING(1)     STOCK        STOCK        STOCK
----                                   ------------   --------------   ----------   ----------   ---------
BRS(2)
  126 East 56th Street, 29th Floor
  New York, New York 10022...........     504,456          37.6%             --      104,330           --
The Farallon Entities(3)
  One Maritime Plaza, Suite 1325
  San Francisco, California 94111....     270,091          20.1%         20,000       41,045           --
The Canterbury Entities(4)
  600 Fifth Avenue, 23rd Floor
  New York, New York 10020...........     139,437          10.4%         15,000           --           --
Capital Source Holdings L.L.C.
  4445 Willard Avenue
  Chevy Chase, Maryland 20815........      23,000           1.7%             --           --           --
The Rosewood Capital Entities(5)
  One Maritime Plaza, Suite 1330
  San Francisco, California 94111....      17,908           1.3%          5,000           --      109,541
Executive Officers and Directors:
  Mark Smith(6)......................      74,955           5.6%             --           --           --
  Robert Giardina(6).................      59,480           4.4%             --           --           --
  Richard Pyle(6)....................      51,410           3.8%             --           --           --
  Alexander Alimanestianu(6).........      50,839           3.8%             --           --           --
  Deborah Smith(6)...................      21,658           1.6%             --           --           --
  Bruce C. Bruckmann(7)..............     517,642          38.6%             --      107,057           --
  J. Rice Edmonds(8).................     504,456          37.6%             --      104,330           --
  Jason Fish(9)......................     293,091          21.9%         20,000       41,045           --
  Paul Arnold........................           *           *                --          591           --
  Keith Alessi.......................           *           *                --          591           --
Executive Officers and Directors as a
  Group:
  10 Persons(10).....................   1,074,789          80.2%         20,000      149,285           --

---------------

  * Represents less than 1%.

 (1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2003 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

 (2) Excludes shares held individually by Mr. Bruckmann and other individuals (and affiliates and family members thereof), each of whom are employed by BRS.

 (3) Includes shares held by each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P. and R.R. Capital Partners, L.P. (the "Farallon Entities"). Farallon Partners, L.L.C. is the general partner of each of the Farallon Entities. Farallon Partners, L.L.C. disclaims beneficial ownership of such shares. Also includes warrants to purchase 71,630 shares of common stock with an exercise price of $.01 per share and an expiration date of November 30, 2008, which will be reduced by 9,637 upon completion of this offering and the other refinancing transactions.

 (4) Includes shares held by each of Canterbury Mezzanine Capital, LP and Canterbury Detroit Partners, LP.

 (5) Includes shares held by each of Rosewood Capital LP, Rosewood Capital IV, LP and Rosewood Capital IV Associates, LP.

 (6) Includes options to acquire common stock, exercisable within 60 days, pursuant to the option plan. Messrs. Smith, Giardina, Pyle, Alimanestianu and Ms. Smith each hold such options on 8,830, 8,829, 8,828, 8,828 and 5,750 shares of common stock, respectively. The address for each of these named executive officers is the same as the address of our principal executive offices.

 (7) Includes 504,456 shares held by BRS, and approximately 2,276 shares held by certain other family members of Mr. Bruckmann. Mr. Bruckmann disclaims beneficial ownership of such shares held by BRS.

 (8) Includes shares held by BRS. Mr. Edmonds disclaims beneficial ownership of such shares.

 (9) Includes shares held by each of the Farallon Entities and CapitalSource, L.L.C. Mr. Fish is the founder of CapitalSource L.L.C. an affiliate of the Farallon Entities. Mr. Fish disclaims beneficial ownership of such shares.

(10) Includes (i) shares held by BRS, which may be deemed to be owned beneficially by Messrs. Bruckmann and Edmonds, and (ii) shares held by the Farallon Entities, which may be deemed to be owned beneficially by Mr. Fish.

     Excluding the shares beneficially owned by BRS and the Farallon Entities, the directors and named executive officers as a group beneficially own (i) 264,056 shares of common stock (which represents approximately 19.7% of the common stock on a fully diluted basis), (ii) no shares of redeemable senior preferred stock, (iii) 1,182 shares of series A redeemable preferred stock, and
(iv) and no shares of series B preferred stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REDEEMABLE SENIOR PREFERRED STOCK

     In November 1998, we issued 40,000 shares of redeemable senior preferred stock. After the payment of fees and expenses of approximately $400,000 we received net proceeds of approximately $39.6 million. The redeemable senior preferred stock was redeemable in November 2008. The redeemable senior preferred stock could, at the option of the holder, be converted into common stock upon all initial public offering of Town Sports. In connection with the offering of the old notes, we redeemed all of our issued and outstanding shares of senior preferred stock.

REGISTRATION RIGHTS AGREEMENT

     In connection with our recapitalization in 1996, we, BRS, the Farallon Entities, Canterbury Mezzanine Capital, L.P. ("CMC"), certain members of management and other shareholders of Town Sports entered into a registration rights agreement, dated December 10, 1996 (as amended on November 13, 1998, in connection with the issuance of senior preferred stock, the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, BRS, the Farallon Entities and CMC have the right to require us, at our expense and subject to certain limitations, to register under the Securities Act all or part of the shares of common stock (the "Registrable Securities") held by them. BRS is entitled to demand up to three long-form registrations at any time and unlimited short-form registrations. Farallon is entitled to demand one long-form registration (but only one year after we have consummated an initial registered public offering of our common stock) and up to three short-form registrations. CMC is entitled to demand up to two short-form registrations.

     All holders of Registrable Securities are entitled to an unlimited number of "piggyback" registrations, with us paying all expenses of the offering, whenever we propose to register our common stock under the Securities Act. Each such holder is subject to certain pro rata limitations on its ability to participate in such a "piggyback" registration. In addition, pursuant to the Registration Rights Agreement, we have agreed to indemnify all holders of registrable securities against certain liabilities, including certain liabilities under the Securities Act.

PROFESSIONAL SERVICES AGREEMENT

     In connection with our recapitalization, Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS Co."), an affiliate of BRS, and Town Sports entered into a Professional Services Agreement, whereby BRS Co. agreed to provide us certain advisory and consulting services. In exchange for such services, BRS Co. receives an annual fee of $250,000 per calendar year while they own at least 20.0% of our outstanding common stock.

SUBORDINATED CREDIT AGREEMENT

     In November 2000, we entered into a subordinated credit agreement with CapitalSource Holdings L.L.C., an affiliate of a director and stockholder of Town Sports. This subordinated agreement provided for up to $20.0 million of principal borrowings and expired December 31, 2004. Interest on principal borrowings accrues at 12.75% per annum; 9.75% of which was payable on a monthly basis and the remaining 3% was accruable, at our option, through maturity. The total amount of accrued and unpaid interest could not exceed $2.5 million. We were charged a fee of 0.083% per month based on the portion of the facility not utilized. In connection with this agreement we paid a commitment fee of $225,000 to the lender, approximately $73,000 of legal fees, and committed to issue 16,000 shares of common stock to the lender. Such shares were issued during December 2001 and had an estimated fair value of $1.4 million as of the date the lender committed to provide the financing. In December 2001 we issued an additional 7,000 shares of restricted common stock to the lender, which would have been forfeited by the lender in the event that the agreement had been terminated prior to November 30, 2002. As the agreement was not terminated, these shares became unrestricted in November 2002. In 2002, an additional commitment fee of $125,000 was paid to the lender, pending an increase in the facility of $5.5 million. In connection with the offering of the old notes, we paid the entire outstanding borrowings under the subordinated credit facility and terminated the subordinated credit agreement.

            DESCRIPTION OF SENIOR SECURED REVOLVING CREDIT FACILITY

     Our new senior secured revolving credit facility, with Deutsche Bank Trust Company Americas, as administrative agent, Deutsche Bank Securities Inc., as joint lead arranger and BNP Paribas Securities Corp., as joint lead arranger and syndication agent, is a five-year facility, providing for borrowings of up to $50.0 million (containing a sublimit to be determined available for the issuance of letters of credit).

     Permanent reductions to the commitments under the new senior secured revolving credit facility are required in an amount equal to (a) 100.0% of the net cash proceeds of all asset sales and dispositions by us and our subsidiaries, subject to certain exceptions and reinvestment rights, (b) 100.0% of the net cash proceeds of issuances of certain debt obligations by us and our subsidiaries, subject to certain exceptions, and (c) 100.0% of certain insurance proceeds received by us and our subsidiaries, subject to certain exceptions and reinvestment rights.

     Voluntary prepayments and commitment reductions are permitted in whole or in part, subject to minimum prepayment or reduction requirements, provided that voluntary prepayments of eurodollar loans on a date other than the last day of the relevant interest period are subject to the payment of customary breakage costs, if any. Such voluntary prepayments and commitment reductions may be made without premium or penalty.

     All of our obligations under the new senior secured revolving credit facility are unconditionally guaranteed by each of our existing and each subsequently acquired or organized domestic subsidiaries. The new senior secured revolving credit facility and the related guarantees are secured by substantially all of our present and future assets and all present and future assets of each guarantor, including but not limited to (i) a first-priority pledge of all of the outstanding capital stock owned by us and each guarantor (limited to 65% of the voting stock of our first tier foreign subsidiaries) and
(ii) perfected first-priority security interests in all of our present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor (in each case, other than certain equipment assets subject to capitalized lease obligations). Guarantees from foreign subsidiaries and security in respect thereof may be required in certain circumstances.

     Loans under the new senior secured revolving credit facility, at our option, bear interest at either the base rate or a floating rate equal to the reserve adjusted London inter-bank offered rate ("LIBOR"), in each case plus a margin. Overdue principal and, to the extent permitted by law, overdue interest shall, in each case bear interest at the greater of (x) the rate which is 2% in excess of the rate otherwise applicable to base rate loans and (y) the rate which is 2% in excess of the rate then borne by such loans. Interest on all loans under the new senior secured revolving credit facility are payable (x) in the case of base rate loans, quarterly and (y) in the case of LIBOR loans, on the last day of the interest period applicable thereto and every three months in the case of interest periods in excess of three months and, in each case, at the time of repayment of any such loans and at maturity. In addition to paying interest on any outstanding principal amount under the new senior secured revolving credit facility, we are required to pay an unused revolving credit facility fee to the senior lenders equal to 0.75% per annum on the unused daily balance of the revolving credit commitment, commencing on the execution and delivery of the new senior secured revolving credit facility and payable quarterly in arrears, based upon the actual number of days elapsed in a 360 day year. For each letter of credit we issue, we are required to pay (i) a per annum fee equal to the margin over the LIBOR rate from time to time in effect, (ii) a fronting fee equal to 1/4 of 1% on the aggregate outstanding stated amounts of such letters of credit, plus (iii) customary administrative charges.

     The credit agreement documentation contains certain customary representations and warranties and contains customary covenants restricting our ability to, among others

(i) declare dividends or redeem or repurchase capital stock, (ii) prepay, redeem or purchase other debt, (iii) incur liens, (iv) make loans and investments, (v) incur additional indebtedness, (vi) amend or otherwise alter debt and other material agreements, (vii) make capital expenditures, (viii) engage in mergers, acquisitions and asset sales, (ix) transact with affiliates, and (x) alter the business we conduct. We also are required to comply with specified financial covenants and affirmative covenants.

     Events of default under the credit agreement include, but are not limited to, (i) our failure to pay principal or interest when due, (ii) our material breach of any representations or warranty, (iii) covenant defaults, (iv) events of bankruptcy, (v) cross default to certain other debt, (vi) unsatisfied final judgments over a threshold to be determined, and (vii) a change of control. We pay the senior lenders certain syndication and administration fees, reimburse certain expenses and provide certain indemnities to the senior lenders, the administrative agent and the arranger, in each case which are customary for credit facilities of this type.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes were issued under an indenture (the "Indenture"), dated as of April 16, 2003, among us, the guarantors and The Bank of New York, as trustee. The following summary of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture (a copy of the form of which may be obtained from us), including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of most of the capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes are our unsecured obligations, ranking equal in right of payment to all of our unsubordinated debt. The Notes are effectively subordinated to all existing and future secured debt of the Company to the extent of the assets securing such debt. As of March 31, 2003, the aggregate principal amount of secured Debt of the Company and its subsidiaries outstanding was $10.8 million and the Company had $50.0 million of secured borrowings available under the Credit Agreement.

     We issued the Notes in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee acts as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially is the Trustee's corporate trust office. We may change any Paying Agent and Registrar without notice to holders of the Notes. We will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At our option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are unlimited in aggregate principal amount, with $255.0 million aggregate principal amount to be issued in this offering and will mature on April 15, 2011. Additional Notes may be issued from time to time subject to the limitations set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness."

     Interest on the Notes accrue at the rate of 9 5/8% per annum and is payable semiannually in cash on each April 15 and October 15 to the persons who are registered Holders at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the Notes being issued in this offering will first be payable on October 15, 2003. Interest on the Notes accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes are not entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes are redeemable, at the Company's option, in whole at any time or in part from time to time, on and after April 15, 2007, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on April 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

YEAR                                                          PERCENTAGE
----                                                          ----------
2007........................................................   104.813%
2008........................................................   102.406%
2009 and thereafter.........................................   100.000%

     Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to April 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the Notes issued under the Indenture at a redemption price equal to 109.625% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

          (1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

          (2) the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

     As used in the preceding paragraph, "Equity Offering" means a public or private offering of Qualified Capital Stock of the Company that generates gross proceeds to the Company of at least $15.0 million.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however:

          (1) that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and

          (2) that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited.

Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

GUARANTEES

     The Guarantors jointly and severally guarantee the Company's obligations under the Indenture and the Notes on a senior unsecured basis. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

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

     Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "-- Certain Covenants -- Merger, Consolidation and Sale of Assets." In the event a Guarantor ceases to be a Subsidiary of the Company in a transaction that complies with the provisions set forth in "-- Certain Covenants -- Limitation on Asset Sales" and the other covenants contained in the Indenture, then the Guarantor's Guarantee will be released.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The Credit Agreement contains, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on the Company's ability to repurchase Notes or may provide that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payments of amounts borrowed under, those agreements. If a Change of Control occurs at a time when the Company is prohibited from repurchasing the Notes, we could seek the consent of our then existing lenders to the repurchase of the Notes or could attempt to refinance the Credit Agreement. If the Company does not obtain such consent or repay the indebtedness, it would remain prohibited from repurchasing the Notes. In that case, failure to repurchase tendered Notes would constitute an Event of Default under the Indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet our purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset

Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence becomes, a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.00 to 1.00.

     (b) Notwithstanding the preceding paragraph above, the Company will not incur any Indebtedness if such Indebtedness is by its terms subordinate or junior in right of payment to any other Indebtedness of the Company, unless such Indebtedness is also by its terms made subordinate or junior in right of payment to the Notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company; provided, that Indebtedness shall not be considered subordinate or junior in right of payment by reason of being unsecured or being secured to a greater or lesser extent.

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in the Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock,

          (2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock,

          (3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to:

             (a)  any scheduled maturity,

             (b)  any scheduled or mandatory repayment or

             (c) any scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes; or

          (4) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment");

if at the time of such Restricted Payment or immediately after giving effect thereto:

          (1) a Default or an Event of Default shall have occurred and be continuing; or

          (2) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; or

          (3) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of, without duplication:

             (a) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the end of the fiscal quarter immediately prior to the Issue Date and on or prior to the end of the most recently ended fiscal quarter for which internal financial statements are available as of the date the Restricted Payment occurs (treating such period as a single accounting period), plus

             (b) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs of Qualified Capital Stock of the Company, plus

             (c) without duplication of any amounts included in clause (3)(b) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs, plus

             (d)  without duplication, an amount equal to the sum of

                (x) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets by any Unrestricted Subsidiary to the Company or any Restricted Subsidiary or the receipt of proceeds by the Company or any Restricted Subsidiary from the sale or other disposition of any portion of the Capital Stock of any Unrestricted Subsidiary, in each case occurring subsequent to the Issue Date and

                (y) the consolidated net Investments on the date of Revocation made by the Company or any of its Restricted Subsidiaries in any Subsidiary of the Company that has been designated an Unrestricted Subsidiary after the Issue Date upon its redesignation as a Restricted Subsidiary in accordance with the covenant described under "-- Limitation on Designations of Unrestricted Subsidiaries."

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

          (1) the payment of any dividend or redemption payment within 60 days after the date of declaration of such dividend or the mailing of such irrevocable redemption notice if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration or the date of mailing of such notice;

          (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either

             (a) solely in exchange for shares of Qualified Capital Stock of the Company or

             (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

          (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either

             (a) solely in exchange for shares of Qualified Capital Stock of the Company, or

             (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of

                (x)  shares of Qualified Capital Stock of the Company or

                (y)  Refinancing Indebtedness;

          (4) if no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Capital Stock of the Company or options or warrants to purchase Capital Stock of the Company, stock appreciation rights or any similar equity interest in the Company from consultants, directors, officers and employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability, retirement or termination of employment of such consultants, directors, officers or employees in an aggregate amount not to exceed $750,000 in any calendar year plus the amount of any proceeds received under key-man life insurance policies that are used to make such payments;

          (5) if no Default shall have occurred and be continuing, the purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of the Company that is subordinate or junior in right of payment to the Notes in connection with an asset sale net proceeds amount offer or change of control offer after complying with the covenants set forth under "-- Limitation on Asset Sales" and "-- Change of Control"; and

          (6) if no Default or Event of Default shall have occurred and be continuing, Restricted Payments in an aggregate amount not to exceed $10.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the second preceding paragraph, amounts expended pursuant to clauses (1), (2)(b), (3)(b)(x), (4) and (6) of the immediately preceding paragraph shall be included in such calculation.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company);

          (2) at least 75% of the consideration received by the Company or its Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and shall be received at the time of such disposition; provided, however, that the amount of:

             (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee in such Asset Sale and from which the Company or such Restricted Subsidiary is released and

             (b) any notes, securities or other obligations received by the Company or by any such Restricted Subsidiary from such transferee that are immediately converted by the Company or by such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), shall be deemed to be cash for the purposes of this provision;

          (3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

             (a) to pay (i) Indebtedness under the Credit Agreement (and, in the case of any such Indebtedness under any revolving credit facility, effect a corresponding permanent reduction in the availability under such revolving credit facility) or other Indebtedness ranking pari passu with the Notes or Guarantees and (ii) in the case of an Asset Sale by a Restricted Subsidiary that is not a Guarantor, Indebtedness of such Restricted Subsidiary; provided, however, that if the Company repays such other pari passu Indebtedness it must make an equal and ratable Offer to all holders of Notes as provided in the following paragraph,

             (b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets") or

             (c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

     On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the next preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the next preceding paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date not less than 45 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, the maximum principal amount of Notes and other Indebtedness of the Company and the Guarantors that ranks pari passu in right of payment with the Notes or the Guarantees, as the case may be (to the extent required by the instrument governing such other Indebtedness), that may be purchased out of the Net Proceeds Offer Amount (an "Offer"). Any Notes and other Indebtedness to be purchased pursuant to an Offer shall be purchased pro rata based on the aggregate principal amount of Notes and such other Indebtedness outstanding and all Notes shall be purchased at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

     The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, not just the amount in excess of $10.0 million, shall be applied as required pursuant to the preceding paragraph).

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Notwithstanding the four immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent:

          (1) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

          (2) such Asset Sale is for fair market value;

provided that any consideration not constituting Replacement Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the four preceding paragraphs.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

     The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1) pay dividends or make any other distributions on or in respect of its Capital Stock;

          (2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

          (3) transfer any of its property or assets to the Company or any other Restricted Subsidiary,

          in each case except for such encumbrances or restrictions existing under or by reason of:

             (a) applicable law;

             (b) the Indenture, the Notes and the Guarantees;

             (c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

             (d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired (including, but not limited to, such Person's direct and indirect Subsidiaries);

             (e) agreements existing on the Issue Date (other than the Credit Agreement) to the extent and in the manner such agreements are in effect on the Issue Date;

             (f) the Credit Agreement or an agreement governing any other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the Indenture; provided that, with respect to any agreement governing such other Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect than the provisions contained in the Credit Agreement as in effect on the Issue Date;

             (g) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

             (h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

             (i) customary provisions in joint venture agreements and other similar agreements in each case relating solely to the respective joint venture or similar entity or to the equity interest therein;

             (j) customary provisions imposed by agreements governing Indebtedness of a Foreign Restricted Subsidiary permitted to be incurred under the Indenture to the extent that such encumbrance or restriction relates solely to the respective Foreign Restricted Subsidiary; and

             (k) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b) and (d) through (g) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b) and (d) through (g) above.

     Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary that is not a Guarantor.

     Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

          (1) in the case of Liens securing Subordinated Indebtedness, the Notes or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

          (2) in all other cases, the Notes or the Guarantees, as the case may be, are secured on an equal and ratable basis, except for

             (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

             (b) (x) Liens securing Indebtedness permitted by clauses (2) and
        (15) of the definition of Permitted Indebtedness and (y) Liens securing Indebtedness permitted by the covenant described under "-- Limitation on Additional Indebtedness" (other than Indebtedness permitted by clauses
        (2) and (15) of the definition of Permitted Indebtedness); provided that such Indebtedness and all other Indebtedness secured by Liens permitted by this clause (y) shall, at the time such Indebtedness is incurred and after giving effect to such incurrence, not exceed an aggregate principal amount equal to the difference between (i) 1.25 times Consolidated EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available and (ii) the amount of Indebtedness then outstanding under clauses (2) and (15) of the definition of Permitted Indebtedness;

             (c) Liens securing the Notes and Guarantees;

             (d) Liens of the Company or a Restricted Subsidiary on assets of any Restricted Subsidiary of the Company and Liens on the assets of the Company in favor of a Restricted Subsidiary that is a Guarantor;

             (e) Liens securing Refinancing Indebtedness that is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under the Indenture and that has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens

                (x) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens, in each case in any material respect, than the Liens in respect of the Indebtedness being Refinanced; and

                (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced,

             (f) Liens in favor of the Company; and

             (g) Permitted Liens.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the

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Company's assets (determined on a consolidated basis for the Company and its
Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

          (1) either:

             (a) the Company will be the surviving or continuing corporation or

             (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of properties and assets of the Company and of its Restricted Subsidiaries substantially as an entirety (the "Surviving Entity")

                (x) will be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and

                (y) will expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

          (2) immediately after giving effect to such transaction and the assumption contemplated by clause (1) (b) (y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness";

          (3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1) (b) (y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

          (4) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

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     Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "-- Limitation on Asset Sales") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

          (1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation, limited liability company or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia;

          (2) such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee; and

          (3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

     Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

     Limitations on Transactions with Affiliates.

          (1) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than:

             (a) Affiliate Transactions permitted under paragraph (2) below and

             (b) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

     All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2.5 million will be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, will, prior to the consummation thereof, obtain an opinion from an Independent Financial Advisor stating that such transaction or series of related transactions are fair to the Company or to the relevant Restricted Subsidiary, as the case may be, from a financial point of view.

          (2) The restrictions set forth in clause (1) shall not apply to:

             (a) reasonable fees and compensation paid to and indemnity provided on behalf of, our officers, directors, employees or consultants or those of any Restricted Subsidiary as determined in good faith by the Company's Board of Directors or senior management,

             (b) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture,
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             (c) Restricted Payments and Permitted Investments permitted by the
        Indenture and

             (d) management or advisory fees to BRS Group or its affiliates in accordance with the terms of the Management Agreement as in effect on the Issue Date or as the same may be modified or amended; provided, however, that such modification or amendment cannot provide for the payment of such fees in an amount in excess of 1.5% of Consolidated EBITDA.

     Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Domestic Restricted Subsidiary that is not a Guarantor having total assets (after giving effect to such transfer) with a book value in excess of $500,000, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary having total assets with a book value in excess of $500,000, then such transferee or acquired or other Restricted Subsidiary shall:

          (1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture; and

          (2) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture; provided, however, that to the extent that a Restricted Subsidiary is subject to any instrument governing Acquired Indebtedness, as in effect at the time of acquisition thereof, that prohibits such Restricted Subsidiary from issuing a Guarantee, such Restricted Subsidiary shall not be required to execute such a supplemental indenture until it is permitted to issue such Guarantee pursuant to the terms of such Acquired Indebtedness; provided, further, however, that notwithstanding the above proviso, if any such Restricted Subsidiary incurs Indebtedness under or guarantees the Credit Agreement, then such Restricted Subsidiary will guarantee the Notes as well.

     Reports to Holders. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the holders of Notes, with a copy to the Trustee:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

          (2) the information that would be required to be included in all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

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     In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     Limitation on Designations of Unrestricted Subsidiaries. The Company may designate any Subsidiary of the Company (other than a Subsidiary of the Company that owns Capital Stock of a Restricted Subsidiary) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

          (1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

          (2) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the sum of:

             (a) the fair market value of the Capital Stock of such Subsidiary owned by the Company and its Restricted Subsidiaries on such date and

             (b) the aggregate amount of other Investments of the Company and its Restricted Subsidiaries in such Subsidiary on such date; and

          (3) the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Additional Indebtedness" at the time of Designation (assuming the effectiveness of such Designation).

     In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "-- Limitation on Restricted Payments" for all purposes of the Indenture in the Designation Amount. The Indenture will further provide that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

          (1) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Indebtedness); or

          (2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

     The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation"), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

          (1) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

          (2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

     All Designations and Revocations must be evidenced by Board Resolutions of the Company certifying compliance with the foregoing provisions.

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

     Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (1) the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

          (2) the failure to pay the principal of any Note, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) on the date specified for such payment in the applicable offer to purchase;

          (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets," which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (4) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has passed), aggregates $5.0 million or more at any time;

          (5) one or more judgments in an aggregate amount in excess of $5.0 million (to the extent not covered by insurance) shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

          (6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

          (7) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

     If an Event of Default (other than an Event of Default specified in clause
(6) above relating to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (its "Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above relating to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

          (1) if the rescission would not conflict with any judgment or decree;

          (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

          (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

          (5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel stating that such Event of Default has been cured or waived.

     No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;
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          (2) the Company's obligations with respect to the Notes concerning

            - issuing temporary Notes,

            - registration of Notes,

            - mutilated, destroyed, lost or stolen Notes and

            - the maintenance of an office or agency for payments;

          (3) the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; and

          (4) the Legal Defeasance provisions of the Indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance,
(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

             (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

             (b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

          (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

          (8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

          (9) certain other customary conditions precedent are satisfied.

     Notwithstanding the foregoing, the opinion of counsel required by clauses
(2)(a) and (3) above need not be delivered if all the Notes not theretofore delivered to the Trustee for cancellation:

          (1) have become due and payable;

          (2) will become due and payable on the maturity date within one year;
     or

          (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all Notes then outstanding when:

          (1) either

             (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or

             (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will be due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2) the Company has paid all other sums payable by the Company under the Indenture; and

                                        92
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          (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

          (1) reduce the amount of Notes whose Holders must consent to an amendment;

          (2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

          (3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

          (4) make any Notes payable in money other than that stated in the Notes;

          (5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

          (6) after the Company's obligation to purchase Notes arises under the Indenture, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

          (7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner that adversely affects the Holders; provided, that ranking shall not be affected by the existence or lack thereof of a security interest or by priority with respect to a security interest; or

          (8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it, and the Notes, will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the

                                        93
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existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company or of a Subsidiary of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Affiliate Transaction" has the meaning set forth under "-- Certain Covenants -- Limitation on Transactions with Affiliates."

     "Asset Acquisition" means

          (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary; or

          (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of:

          (1) any Capital Stock of any Restricted Subsidiary; or

          (2) any other property or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business;

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provided, however, that Asset Sales shall not include

          (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.5 million,

          (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets,"

          (c) disposals or replacements of obsolete equipment in the ordinary course of business,

          (d) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to the Company or one or more Restricted Subsidiaries and

          (e) any Restricted Payment permitted by the "Limitation on Restricted Payments" covenant or any Permitted Investment.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "BRS Group" means Bruckmann, Rosser, Sherrill & Co., Inc. and its
Affiliates.

     "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions (including, without limitation, the Federal Reserve System) are authorized or required by law to close in New York City.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means:

          (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

          (2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

     "Cash Equivalents" means:

          (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

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          (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

          (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through
     (5) above.

          "Change of Control" means the occurrence of one or more of the following events:

          (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of
     Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than to a Permitted Holder;

          (2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

          (3) any Person or Group, other than a Permitted Holder, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

          (4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of any such Board of Directors at the beginning of such period or whose election as a member of any such Board of Directors was previously so approved.

     "Change of Control Offer" has the meaning set forth under "-- Change of Control."

     "Change of Control Payment Date" has the meaning set forth under "-- Change of Control."

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, for any period, the sum (without duplication) of:

          (1) Consolidated Net Income; and

          (2) to the extent Consolidated Net Income has been reduced thereby,

             (a) all income taxes of the Company and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes

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

        attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business),

             (b) Consolidated Interest Expense and

             (c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means the ratio of Consolidated EBITDA during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) basis for the period of such calculation to:

          (1) the incurrence or repayment of any Indebtedness of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2) any asset sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets that are the subject of the Asset Acquisition or asset sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or any such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and that will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

          (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

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          (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to the Company for any period, the sum, without duplication, of:

          (1) Consolidated Interest Expense; plus

          (2) the product of

             (a) the amount of all dividend payments on any series of Preferred Stock of the Company (other than dividends paid or to be paid in such period in Qualified Capital Stock) paid or required to be paid during such period, and

             (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, for any period, the sum of, without duplication:

          (1) the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation,

             (a) any amortization of debt discount,

             (b) the net costs under Interest Swap Obligations,

             (c) all capitalized interest and

             (d) the interest portion of any deferred payment obligation; and

          (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

          (1) after-tax gains or losses from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonment or reserves relating thereto;

          (2) after-tax items classified as extraordinary or nonrecurring gains or losses;

          (3) the net income (or loss) of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or with any Restricted Subsidiary;

          (4) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

          (5) the net income of any Person, other than the Company or a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

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          (6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

          (7) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, any net income of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company (including, without limitation, charges related to the impairment of intangibles) and its Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (including deferred rent but excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

     "Covenant Defeasance" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."

     "Credit Agreement" means the Credit Agreement dated as of April 16, 2003 by and among the Company, the lenders from time to time party thereto in their capacities as lenders thereunder and Deutsche Bank Trust Company Americas, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designation" has the meaning set forth under "-- Certain
Covenants -- Limitation on Designations of Unrestricted Subsidiaries."

     "Designation Amount" has the meaning set forth under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries."

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

     "Domestic Restricted Subsidiary" means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States or any state thereof.

     "Equity Offering" has the meaning set forth under "-- Redemption -- Optional Redemption Upon Equity Offerings."

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

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     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company.

     "Farallon" means Farallon Partners, L.L.C. and its Affiliates.

     "Foreign Restricted Subsidiary" means a Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the deduction or amortization of any premiums, fees and expenses incurred in connection with any financings or any other permitted incurrence of Indebtedness and (ii) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17 and FASB Nos. 141 and 142.

     "Guarantee" means each guarantee of the Company's obligations under the Indenture and the Notes by the Guarantors.

     "Guarantor" means: (1) each of the Guarantors listed on Schedule A to the Indenture; and (2) each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "incur" has the meaning set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness."

     "Indebtedness" means with respect to any Person, without duplication:

          (1) all Obligations of such Person for borrowed money;

          (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3) all Capitalized Lease Obligations of such Person;

          (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

          (5) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

          (6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

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          (7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

          (8) all Obligations under currency agreements and interest swap agreements of such Person; and

          (9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price.

     For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Company. The amount of Indebtedness of any Person at any date shall be the outstanding balance on such date of all unconditional Obligations as described above, and the maximum liability upon the occurrence of the contingency giving rise to the Obligation, on any contingent Obligations at such date; provided, however, that the amount outstanding at any time of any Indebtedness incurred with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

     "Independent Financial Advisor" means a firm:

          (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and

          (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Initial Purchasers" means Deutsche Bank Securities Inc. and BNP Paribas Securities Corp.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

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     "Issue Date" means April 16, 2003.

     "Legal Defeasance" has the meaning set forth under "-- Legal Defeasance and Covenant Defeasance."

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Moody's" means Moody's Investors Service, Inc.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

          (1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

          (2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

          (3) repayment of Indebtedness that is secured by the assets sold in the relevant Asset Sale or other Indebtedness that is required to be repaid in connection with such Asset Sale; and

          (4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holder" means any of BRS Group, Farallon and their respective Affiliates.

     "Permitted Indebtedness" means, without duplication, each of the following:

          (1) Indebtedness under the Notes issued under the Indenture in an aggregate principal amount not to exceed $255.0 million and the Guarantees;

          (2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $50.0 million incurred under this clause (2), less the amount of all required principal payments actually made by the Company in respect of the loans thereunder that were incurred under this clause (2) in accordance with the provisions set forth under "-- Certain Covenants -- Limitation on Asset Sales" (which, in the case of revolving loans, are accompanied by a corresponding permanent commitment reduction);

          (3) other Indebtedness (including Capitalized Lease Obligations) of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

          (4) Purchase Money Indebtedness and Capitalized Lease Obligations of the Company and its Restricted Subsidiaries in an aggregate amount for all Indebtedness incurred pursuant to this clause (4) not to exceed $20.0 million outstanding at any one time;

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          (5)  Interest Swap Obligations covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed, at the time of incurrence thereof, the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (6) Indebtedness under Currency Agreements; provided, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (7) Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary for so long as such Indebtedness is held by the Company, a Restricted Subsidiary or the holders of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company, a Restricted Subsidiary or the holders of a Lien permitted under the Indenture; provided, that if as of any date any Person other than the Company, a Restricted Subsidiary or the holders of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness pursuant to this subclause (7);

          (8) Indebtedness of the Company to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary or the holders of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that:

             (a) any Indebtedness of the Company to any Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and

             (b) if as of any date any Person other than a Restricted Subsidiary or the holders of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company under this clause
        (8);

          (9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within four Business Days of incurrence;

          (10) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (11) Refinancing Indebtedness;

          (12) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture; provided that, in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the covenant described under "-- Certain Covenants -- Additional Subsidiary Guarantees" to the extent applicable;

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          (13) Indebtedness of the Company or any of its Restricted Subsidiaries
     in respect of bid, payment and performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

          (14) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets; and

          (15) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

     For purposes of determining any particular amount of Indebtedness under "Limitation on Incurrence of Additional Indebtedness" covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is permitted to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

     "Permitted Investments" means:

          (1) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary;

          (2) Investments in the Company by any Restricted Subsidiary; provided, that any Indebtedness incurred by the Company evidencing such Investment by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture;

          (3) Investments in cash and Cash Equivalents;

          (4) loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

          (5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or a Restricted Subsidiary's businesses and otherwise in compliance with the Indenture;

          (6) other Investments, including Investments in Unrestricted Subsidiaries, not to exceed $10.0 million at any one time outstanding;

          (7) Investments in securities of trade creditors or members received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such

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     trade creditors or members or in good faith settlement of delinquent obligations of such trade creditors or members;

          (8) Investments represented by guarantees that are otherwise permitted under the Indenture;

          (9) Investments the payment for which is Qualified Capital Stock of the Company;

          (10) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under "-- Certain
     Covenants -- Limitation on Asset Sales," and

          (11) the acquisition by the Company of obligations of one or more officers, directors or employees of the Company or any of its Subsidiaries in connection with such officers', directors' or employees' acquisition of shares of capital stock of the Company so long as no cash is paid by the Company or any of its Subsidiaries to such officers, directors or employees in connection with the acquisition of any such obligations.

     "Permitted Liens" means the following types of Liens:

          (1) Liens for taxes, assessments or governmental charges or claims either

             (a) not delinquent or

             (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (2) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (4) judgment Liens not giving rise to an Event of Default;

          (5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or of any of its Restricted Subsidiaries;

          (6) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

          (7) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary acquired after the Issue Date; provided, however, that

             (a) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and

             (b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;
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          (8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and setoff;

          (11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (12) Liens securing Indebtedness under Currency Agreements;

          (13) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness"; provided that

             (a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and

             (b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by us or a Restricted Subsidiary;

          (14) Liens on assets of a Restricted Subsidiary that is not a Guarantor to secure Indebtedness and other obligations of such Restricted Subsidiary that are otherwise permitted under the Indenture;

          (15) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

          (16) banker's Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

          (17) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

          (18) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

          (19) additional Liens not to exceed $10.0 million at any one time.

     "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

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

     "Purchase Money Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" (other than pursuant to clause (2), (4), (5), (6), (7), (8), (9),
(10), (12), (13), (14) or (15) of the definition of Permitted Indebtedness), in each case that does not:

          (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company or any Restricted Subsidiary in connection with such Refinancing); or

          (2) create Indebtedness with

             (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or

             (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that

                (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of the Company or a Guarantor, and

                (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Registration Rights Agreement" means the Registration Rights Agreement dated as of the issue date of the Notes being offered by this offering memorandum among the Company, the Guarantors and the Initial Purchasers.

     "Replacement Assets" means assets of a kind used or usable in the business of the Company and its Restricted Subsidiaries as conducted on the date of the relevant Asset Sale.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution of the Company delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "-- Certain
Covenants -- Limitation on Designations of Unrestricted Subsidiaries." Any such Designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Revocation" has the meaning set forth under "-- Certain
Covenants -- Limitation on Designations of Unrestricted Subsidiaries."

     "S&P" means Standard and Poor's Ratings Service

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

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or by such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Significant Subsidiary" will have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "Subordinated Indebtedness" means Indebtedness of the Company or any Guarantor that is by its express terms subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

     "Subsidiary", with respect to any Person, means:

          (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

          (2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Surviving Entity" has the meaning set forth under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets."

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1) the then outstanding aggregate principal amount of such Indebtedness into

          (2) the sum of the total of the products obtained by multiplying

             (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

             (b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the Company or another Wholly Owned Restricted Subsidiary.

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                         BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form without interest coupons.

     Notes sold in reliance on Rule 144A will initially be represented by permanent global Notes in fully registered form without interest coupons (each a "Restricted Global Note") and will be deposited with the Trustee as a custodian for The Depositary Trust Company ("DTC") and registered in the name of a nominee of such depositary.

     Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by temporary global Notes in fully registered form without interest coupons (each a "Temporary Regulation S Global Note") and will be deposited with the Trustee as custodian for DTC, as depositary, and registered in the name of a nominee of such depositary for the account of the operator of the Euroclear System or Cedel S.A. Each Temporary Regulation S Global Note will be exchangeable for a single permanent global Note (each a "Permanent Regulation S Global Note") after the expiration of the "distribution compliance period" (as defined in Regulation S) and the certification required by Regulation S. Prior to such time, a beneficial interest in the Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A. Beneficial interests in a Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note whether before, on or after such time, only upon receipt by the Trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

     Any beneficial interest in a Regulation S Global Note or a Restricted Global Note (each a "Global Note") that is transferred to a person who takes delivery in the form of an interest in a Restricted Global Note or a Regulation S Global Note, respectively, will, upon transfer, cease to be an interest in the type of Global Note previously held and become an interest in the other type of Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other type of Global Note for as long as it remains such an interest.

     The Global Notes (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth under the heading "Notice to Investors" herein. Subject to such restrictions, QIBs or non-U.S. purchasers may elect to take physical delivery of their certificates (each a "Certificated Security") instead of holding their interests through the Global Notes (and which are then ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Notes have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Notes. For a description of the restrictions on transfer of Certificated Securities and any interest in the Global Notes, see "Notice to Investors."

THE GLOBAL NOTES

     The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of
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

such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

     Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading "Transfer Restrictions."

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

     Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or
(ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days.

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                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder's old notes for exchange notes, including the applicability and effect of any state, local or non-U.S. tax law.

     Kirkland & Ellis has advised us that the exchange of the old notes for exchange notes pursuant to the exchange offer should not be treated as an "exchange" for federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Rather, the exchange notes received by a holder should be treated as a continuation of the old notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging old notes for exchange notes pursuant to the exchange offer.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes.

     This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes if the old senior subordinated notes were acquired as a result of market-making activities or other trading activities.

     We and our guarantor subsidiaries have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 90 days after the expiration date. In addition, until September 18, 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

     Neither we nor our guarantor subsidiaries will receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions;

     - in the over-the-counter market;

     - in negotiated transactions;

     - through the writing of options on the exchange notes or a combination of such methods of resale;

     - at market prices prevailing at the time of resale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

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     Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. An "underwriter" within the meaning of the Securities Act of 1933 includes:

          (1) any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer; or

          (2) any broker or dealer that participates in a distribution of such exchange notes.

     Any profit on any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

     Based on interpretations by the staff of the Securities and Exchange Commission in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act of 1933 and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is an "affiliate" of Town Sports within the meaning of Rule 405 under the Securities Act of 1933) who receives exchange notes in exchange for old notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with person to participate in the distribution of the exchange notes.

     However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act of 1933, unless an exemption from registration is otherwise available.

     Further, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any exchange notes. We and each of our guarantor subsidiaries have agreed, for a period of not less than 90 days from the consummation of the exchange offer, to make this prospectus available to any broker-dealer for use in connection with any such resale.

     For a period of not less than 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the old notes against liabilities under the Securities Act of 1933, including any broker-dealers.

                                 LEGAL MATTERS

     The validity of the exchange notes and the guarantees and other legal matters, including the tax-free nature of the exchange, have been passed upon on our behalf by Kirkland & Ellis, New York, New York. Certain matters under Massachusetts law will be passed upon by Epstein Becker & Green, P.C.

                                    EXPERTS

     The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We are subject to the periodic reporting and other informational requirements of the Exchange Act, as amended. Under the terms of the indenture, we agree that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will furnish to the trustee and the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Information filed with the SEC may be read and copied by the public at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of exchange notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

     Information contained in this prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other similar terminology, or by discussions of strategy. Our actual results could differ materially from those anticipated by such forward-looking statements as a result of factors described in the "Risk Factors" beginning on page 14 and elsewhere in this prospectus.

     The market and industry data presented in this prospectus are based upon third-party data. While we believe that such estimates are reasonable and reliable, estimates cannot always be verified by information available from independent sources. Accordingly, readers are cautioned not to place undue reliance on such market share data.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Consolidated Financial Statements:
  Report of Independent Auditors............................    F-2
  Consolidated balance sheets at December 31, 2001 and
     2002...................................................    F-3
  Consolidated statements of operations for the years ended
     December 31, 2000, 2001 and 2002.......................    F-4
  Consolidated statements of stockholders' deficit for the
     years ended December 31, 2000, 2001 and 2002...........    F-5
  Consolidated statements of cash flows for the years ended
     December 31, 2000, 2001 and 2002.......................    F-6
  Notes to consolidated financial statements................    F-7
  Condensed consolidated balance sheet as of March 31, 2003
     (unaudited)............................................   F-37
  Condensed consolidated statements of operations for the
     three months ended March 31, 2002 and 2003
     (unaudited)............................................   F-38
  Condensed consolidated statements of cash flows for the
     three months ended March 31, 2002 and 2003
     (unaudited)............................................   F-39
  Notes to condensed consolidated financial statements
     (unaudited)............................................   F-40

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Town Sports International, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of TOWN SPORTS INTERNATIONAL, INC. and SUBSIDIARIES (the "Company") at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Notes 2m and 4 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles effective January 1, 2002. Additionally, as discussed in Note 2r, the Company implemented the guidance in EITF Topic No. D-98, "Classification and Measurement of Redeemable Securities."

                                          /s/ PricewaterhouseCoopers LLP
February 14, 2003, except as to Notes 18 and 19
which are dated February 24, 2003 and
June 2, 2003 respectively.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      ALL FIGURES $'000, EXCEPT SHARE DATA
                           DECEMBER 31, 2001 AND 2002

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,458   $  5,551
  Accounts receivable (less allowance for doubtful accounts
    of $120 in 2002)........................................     1,355      1,333
  Inventory.................................................     1,326      1,132
  Prepaid corporate income taxes............................        --      3,012
  Prepaid expenses and other current assets.................     3,113      4,430
                                                              --------   --------
      TOTAL CURRENT ASSETS..................................    11,252     15,458
Fixed assets, net...........................................   200,120    210,823
Goodwill, net...............................................    42,145     45,531
Intangible assets, net......................................     1,294      1,675
Deferred tax assets, net....................................    19,092     20,254
Deferred membership costs...................................    14,748     14,408
Other assets................................................     7,354      6,101
                                                              --------   --------
      TOTAL ASSETS..........................................  $296,005   $314,250
                                                              ========   ========
        LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations.............................................  $  4,015   $  5,178
  Accounts payable..........................................     7,615      5,328
  Accrued expenses..........................................    18,918     21,634
  Deferred revenue..........................................    23,269     26,510
                                                              --------   --------
      TOTAL CURRENT LIABILITIES.............................    53,817     58,650
Long-term debt and capital lease obligations................   159,964    155,765
Deferred lease liabilities..................................    21,510     23,644
Deferred revenue............................................     3,609      3,435
Other liabilities...........................................     4,783      7,530
                                                              --------   --------
      TOTAL LIABILITIES.....................................   243,683    249,024
                                                              --------   --------
Commitments and contingencies
Redeemable preferred stock:
  Redeemable senior preferred stock, $1.00 par value;
    liquidation value $57,416 and $64,512 at December 31,
    2001 and 2002, respectively; authorized 100,000 shares;
    40,000 shares issued and outstanding at December 31,
    2001 and 2002...........................................    54,687     62,125
  Series A redeemable preferred stock, $1.00 par value; at
    liquidation value; authorized 200,000 shares; 153,637
    shares issued and outstanding at December 31, 2001 and
    2002....................................................    30,432     34,841
                                                              --------   --------
                                                                85,119     96,966
                                                              --------   --------
Stockholders' deficit:
  Series B preferred stock, at liquidation value............       265        303
  Class A voting common stock, $.001 par value; issued and
    outstanding 1,028,698 and 1,176,043 shares at December
    31, 2001 and 2002, respectively.........................         1          1
  Paid-in capital...........................................   (22,245)   (32,149)
  Unearned compensation.....................................      (422)      (278)
  Accumulated other comprehensive income (currency
    translation adjustment).................................        21        293
  Retained earnings (accumulated deficit)...................   (10,417)        90
                                                              --------   --------
      TOTAL STOCKHOLDERS' DEFICIT...........................   (32,797)   (31,740)
                                                              --------   --------
      TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND
       STOCKHOLDERS' DEFICIT................................  $296,005   $314,250
                                                              ========   ========

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                               ALL FIGURES $'000
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       2001       2002
                                                         --------   --------   --------
Revenues:
  Club operations......................................  $221,210   $278,200   $314,995
  Fees and other.......................................     2,618      3,433      4,432
                                                         --------   --------   --------
                                                          223,828    281,633    319,427
                                                         --------   --------   --------
Operating expenses:
  Payroll and related..................................    90,801    112,766    129,105
  Club operating.......................................    68,806     88,941     99,113
  General and administrative...........................    14,626     18,785     21,368
  Depreciation and amortization........................    26,248     32,185     31,748
                                                         --------   --------   --------
                                                          200,481    252,677    281,334
                                                         --------   --------   --------
     OPERATING INCOME..................................    23,347     28,956     38,093
Interest expense.......................................    14,300     14,918     16,559
Interest income........................................    (1,180)      (391)      (138)
                                                         --------   --------   --------
     INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION
       FOR CORPORATE INCOME TAXES......................    10,227     14,429     21,672
Provision for corporate income taxes...................     5,031      6,853      9,709
                                                         --------   --------   --------
     INCOME FROM CONTINUING OPERATIONS.................     5,196      7,576     11,963
Loss on discontinued operations (including loss on club
  closure of $996 in 2002), net of income tax benefits
  of $232, $364 and $551 for 2000, 2001 and 2002,
  respectively.........................................      (365)      (530)      (767)
Cumulative effect of a change in accounting principle,
  net of income tax benefit of $612....................        --         --       (689)
                                                         --------   --------   --------
     NET INCOME........................................     4,831      7,046     10,507
Accreted dividends on preferred stock..................    (9,016)   (10,201)   (11,543)
                                                         --------   --------   --------
     NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS......  $ (4,185)  $ (3,155)  $ (1,036)
                                                         ========   ========   ========

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                      ALL FIGURES $'000, EXCEPT SHARE DATA

              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                       PREFERRED STOCK          COMMON STOCK
                                     --------------------   --------------------                               FOREIGN
                                     SERIES B ($1.00 PAR)   CLASS A ($.001 PAR)                               CURRENCY
                                     --------------------   --------------------   PAID-IN      UNEARNED     TRANSLATION
                                     SHARES       AMOUNT      SHARES     AMOUNT    CAPITAL    COMPENSATION   ADJUSTMENT
                                     -------      -------   ----------   -------   --------   ------------   -----------
Balance at January 1, 2000.........   3,855        $204     1,014,086      $1      $ (5,484)    $ (1,240)
Stock commitment in connection with
 subordinated credit facility......                                                   1,360
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                                                     867
Amortization of unearned
 compensation......................                                                                  969
Accretion of Series B preferred
 stock dividend ($7.85 per
 share)............................                  30                                 (30)
Accretion of Series A redeemable
 preferred stock dividend ($21.90
 per share)........................                                                  (3,364)
Accretion of redeemable senior
 preferred stock dividend ($140.55
 per share plus accretion to
 liquidation value)................                                                  (5,963)
Forfeiture of unvested options.....                                                    (115)         115
Exercise of stock options..........   5,384                     3,757                    61
Repurchase of shares...............  (5,417)         (2)      (12,145)                 (449)
Other comprehensive income, net of
 taxes:
 Net income........................
 Foreign currency translation
   adjustment......................                                                                             $ 12
   Total comprehensive income......
                                     ------        ----     ---------      --      --------     --------        ----
   Balance at December 31, 2000....   3,822         232     1,005,698       1       (13,117)        (156)         12
Common stock issued in connection
 with subordinated credit
 facility..........................                            23,000
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                                                     993
Amortization of unearned
 compensation......................                                                                  156
Accretion of Series B preferred
 stock dividend ($8.63 per
 share)............................                  33                                 (33)
Accretion of Series A redeemable
 preferred stock dividend ($25.07
 per share)........................                                                  (3,852)
Accretion of redeemable senior
 preferred stock dividend ($157.90
 per share plus accretion to
 liquidation value)................                  --                              (6,658)
Deferred compensation recorded in
 connection with the issuance of
 stock options.....................                                                     422         (422)
Other comprehensive income, net of
 taxes:
 Net income........................
 Foreign currency translation
   adjustment......................                                                                                9
   Total comprehensive income......
                                     ------        ----     ---------      --      --------     --------        ----
   Balance at December 31, 2001....   3,822         265     1,028,698       1       (22,245)        (422)         21
Common stock issued in connection
 with warrant exercises............                           147,345                     1
Vesting of restricted common stock
 issued in connection with
 subordinated credit facility......                                                     917
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                                                   1,137
Amortization of unearned
 compensation......................                                                                   70
Accretion of Series B preferred
 stock dividend ($10.20 per
 share)............................                  38                                 (38)
Accretion of Series A redeemable
 preferred stock dividend ($28.71
 per share)........................                                                  (4,409)
Accretion of redeemable senior
 preferred stock dividend ($177.40
 per share plus accretion to
 liquidation value)................                                                  (7,438)
Forfeiture of unvested options.....                                                     (74)          74
Other comprehensive income, net of
 taxes:
 Net income........................
 Foreign currency translation
   adjustment......................                                                                              272
   Total comprehensive income......
                                     ------        ----     ---------      --      --------     --------        ----
   Balance at December 31, 2002....   3,822        $303     1,176,043      $1      $(32,149)    $   (278)       $293
                                     ======        ====     =========      ==      ========     ========        ====


                                        ACCUMULATED           TOTAL
                                     (DEFICIT)/RETAINED   STOCKHOLDERS'
                                          EARNINGS           DEFICIT
                                     ------------------   -------------
Balance at January 1, 2000.........       $(22,294)         $(28,813)
Stock commitment in connection with
 subordinated credit facility......                            1,360
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                              867
Amortization of unearned
 compensation......................                              969
Accretion of Series B preferred
 stock dividend ($7.85 per
 share)............................                               --
Accretion of Series A redeemable
 preferred stock dividend ($21.90
 per share)........................                           (3,364)
Accretion of redeemable senior
 preferred stock dividend ($140.55
 per share plus accretion to
 liquidation value)................                           (5,963)
Forfeiture of unvested options.....                               --
Exercise of stock options..........                               61
Repurchase of shares...............                             (451)
Other comprehensive income, net of
 taxes:
 Net income........................          4,831             4,831
 Foreign currency translation
   adjustment......................             --                12
                                                            --------
   Total comprehensive income......                            4,843
                                          --------          --------
   Balance at December 31, 2000....        (17,463)          (30,491)
Common stock issued in connection
 with subordinated credit
 facility..........................                               --
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                              993
Amortization of unearned
 compensation......................                              156
Accretion of Series B preferred
 stock dividend ($8.63 per
 share)............................                               --
Accretion of Series A redeemable
 preferred stock dividend ($25.07
 per share)........................                           (3,852)
Accretion of redeemable senior
 preferred stock dividend ($157.90
 per share plus accretion to
 liquidation value)................                           (6,658)
Deferred compensation recorded in
 connection with the issuance of
 stock options.....................                               --
Other comprehensive income, net of
 taxes:
 Net income........................          7,046             7,046
 Foreign currency translation
   adjustment......................                                9
                                                            --------
   Total comprehensive income......                            7,055
                                          --------          --------
   Balance at December 31, 2001....        (10,417)          (32,797)
Common stock issued in connection
 with warrant exercises............                                1
Vesting of restricted common stock
 issued in connection with
 subordinated credit facility......                              917
Compensation expense incurred in
 connection with Series B Preferred
 stock options.....................                            1,137
Amortization of unearned
 compensation......................                               70
Accretion of Series B preferred
 stock dividend ($10.20 per
 share)............................                               --
Accretion of Series A redeemable
 preferred stock dividend ($28.71
 per share)........................                           (4,409)
Accretion of redeemable senior
 preferred stock dividend ($177.40
 per share plus accretion to
 liquidation value)................                           (7,438)
Forfeiture of unvested options.....                               --
Other comprehensive income, net of
 taxes:
 Net income........................         10,507            10,507
 Foreign currency translation
   adjustment......................                              272
                                                            --------
   Total comprehensive income......                           10,779
                                          --------          --------
   Balance at December 31, 2002....       $     90          $(31,740)
                                          ========          ========

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               ALL FIGURES $'000
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       2001       2002
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  4,831   $  7,046   $ 10,507
                                                              --------   --------   --------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Compensation expense incurred in connection with stock
      options...............................................     1,836      1,149      1,207
    Depreciation and amortization...........................    26,642     32,667     32,025
    Goodwill impairment write-off...........................        --         --      1,301
    Club closure costs......................................        --         --        996
    Amortization of debt issuance costs.....................     1,531      1,882      1,928
    Noncash rental expense, net of noncash rental income....     2,976      4,224      1,670
    Net change in certain working capital components........     9,392      3,475      2,413
    Increase in deferred tax asset..........................    (3,326)    (4,526)    (1,162)
    (Decrease) increase in deferred membership costs........    (2,745)    (1,162)       340
    Other...................................................      (564)      (407)      (420)
                                                              --------   --------   --------
      TOTAL ADJUSTMENTS.....................................    35,742     37,302     40,298
                                                              --------   --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES.............    40,573     44,348     50,805
                                                              --------   --------   --------
Cash flows from investing activities:
  Capital expenditures, net of effect of acquired
    businesses..............................................   (47,454)   (57,811)   (41,393)
  Acquisition of businesses, net of cash acquired...........   (24,053)    (1,272)    (2,322)
  Investment in affiliate...................................      (210)        --         --
  Intangible and other assets...............................      (359)        --         --
  Landlord contributions....................................     2,028        725      3,533
                                                              --------   --------   --------
      NET CASH USED IN INVESTING ACTIVITIES.................   (70,048)   (58,358)   (40,182)
                                                              --------   --------   --------
Cash flows from financing activities:
  Redemption and liquidation of stock, including expenses...      (390)        --         --
  Net credit line borrowings (repayments)...................     9,000     13,745     (8,245)
  Subordinated credit borrowings, net of expenses...........        --      5,762      2,810
  Repayments of borrowings..................................    (2,895)    (3,404)    (5,095)
                                                              --------   --------   --------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...     5,715     16,103    (10,530)
                                                              --------   --------   --------
      NET INCREASE (DECREASE) IN CASH AND CASH
         EQUIVALENTS........................................   (23,760)     2,093         93
Cash and cash equivalents at beginning of period............    27,125      3,365      5,458
                                                              --------   --------   --------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD............  $  3,365   $  5,458   $  5,551
                                                              ========   ========   ========
Summary of the change in certain working capital components, net of effects of acquired businesses:
  Decrease (increase) in accounts receivable................  $    151   $   (304)  $   (443)
  Decrease (increase) in inventory..........................       213       (433)       194
  Decrease (increase) in prepaid expenses and other current
    assets..................................................       392       (514)      (527)
  Increase in accounts payable and accrued expenses.........     4,990      1,745      3,751
  (Increase) decrease in prepaid corporate income taxes.....      (624)     1,828     (3,012)
  Increase in deferred revenue..............................     4,270      1,153      2,450
                                                              --------   --------   --------
      NET CHANGE IN CERTAIN WORKING CAPITAL COMPONENTS......  $  9,392   $  3,475   $  2,413
                                                              ========   ========   ========

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      ALL FIGURES $'000, EXCEPT SHARE DATA

1.  NATURE OF BUSINESS

     Town Sports International, Inc. and Subsidiaries (the "Company") owns and operates 127 fitness clubs ("clubs") and partly owns and operates two additional clubs as of December 31, 2002. The Company operates in a single segment. The Company operates 85 clubs in the New York metropolitan market, 20 clubs in the Boston market, 15 clubs in the Washington, D.C. market, six in the Philadelphia market and three clubs in Switzerland. The Company's geographic concentration in the New York metropolitan market may expose the Company to adverse developments related to competition, demographic changes, real estate costs, acts of terrorism and economic down turns. The Company's Swiss operations are immaterial to the Company's financial position, results of operations, and cash flows.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Town Sports International, Inc. ("TSI") and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Certain reclassifications were made to the reported amounts at December 31, 2000 and 2001 to conform to the presentation at December 31, 2002.

B.  REVENUE RECOGNITION

     The Company receives a one-time non-refundable initiation fee and monthly dues from its members. Substantially all of the Company's members join on a month-to-month basis and can therefore cancel their membership at any time with 30 days notice. Initiation fees and related direct expenses, primarily salaries and sales commissions payable to membership consultants, are deferred and recognized, on a straight-line basis, in operations over an estimated membership life of twenty four (24) months. The amount of costs deferred do not exceed the related deferred revenue for the periods presented. Dues that are received in advance are recognized on a pro-rata basis over the periods in which services are to be provided. Revenues from ancillary services are recognized as services are performed. Management fees earned for services rendered are recognized at the time the related services are performed.

     The Company recognizes revenue from merchandise sales upon delivery to the member.

     In connection with advance receipts of fees or dues, the Company is required to maintain surety bonds totaling $3,317 pursuant to various state consumer protection laws.

C.  INVENTORY

     Inventory consists of athletic equipment, supplies, headsets for the club entertainment system and clothing for sale to members. Inventories are valued at the lower of cost or market by the first-in, first-out method.

D.  FIXED ASSETS

     Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which are thirty years for building and improvements, five years for club equipment, furniture, fixtures and computer equipment, and three years for computer software. Leasehold improvements are amortized over the shorter of their estimated

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

useful lives or the remaining period of the lease. Expenditures for maintenance and repairs are charged to operations as incurred. The cost and related accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The costs related to developing web applications, developing HTML web pages and installing developed applications on the web servers are capitalized and classified as computer software. Web site hosting fees and maintenance costs are expensed as incurred.

E.  ADVERTISING AND CLUB PREOPENING COSTS

     Advertising costs and club preopening costs are charged to operations during the period in which they are incurred except for production costs related to television and radio advertisements, which are expensed when the related commercials are first aired. Total advertising costs incurred by the Company during the years ended December 31, 2000, 2001 and 2002 totaled $7,387, $9,327, and $8,888, respectively.

F.  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     The most significant assumptions and estimates relate to the allocation and fair value ascribed to assets acquired in connection with the acquisition of clubs under the purchase method of accounting, the useful lives, recoverability and impairment of fixed and intangible assets, deferred income tax valuation, valuation of and expense incurred in connection with stock options and warrants, legal contingencies and the estimated membership life.

G.  CORPORATE INCOME TAXES

     Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the financial statement and tax bases of assets and liabilities ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

H.  STATEMENTS OF CASH FLOWS

     Supplemental disclosure of cash flow information:

                                                      YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                      2000      2001      2002
                                                     -------   -------   -------
Cash paid:
  Interest (net of amounts capitalized)............  $13,353   $13,887   $15,035
  Income taxes.....................................    9,054    10,087    13,187
Noncash investing and financing activities:
  Acquisition of fixed assets included in accounts
     payable and accrued expenses..................    3,757     7,538     3,901
  Acquisition of equipment and software financed by
     lessors.......................................    3,951     2,853     2,575
See Notes 6, 9, 10 and 11 for additional noncash
  investing and financing activities

I.  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments which have original maturities of three months or less when acquired to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

J.  DEFERRED LEASE LIABILITIES AND NONCASH RENTAL EXPENSE

     The Company recognizes rental expense for leases with scheduled rent increases on the straight-line basis over the life of the lease.

K.  FOREIGN CURRENCY

     Transactions denominated in a foreign currency have been translated into U.S. dollars at the rates of exchange at the transaction dates. Assets and liabilities have been translated at the respective year-end exchange rates. For all periods presented foreign exchange gains and losses were not material.

     In March 2000, the Company acquired two Swiss clubs that were previously managed by the Company. In December 2001, the Company opened a third Swiss club. These clubs use the local currency as their functional currency and, accordingly, their assets and liabilities are translated into U.S. dollars at year-end exchange rates while their income and expense items are translated into U.S. dollars at the average exchange rate for the period. Adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are included in the currency translation adjustment in stockholders' deficit. Comprehensive income represents changes to stockholders' deficit except those resulting from investments from, and distributions to, stockholders. The difference between the Company's net income and comprehensive income is the effect of foreign exchange translation adjustments, which was immaterial for 2000 and 2001, and was $272 for 2002.

L.  INVESTMENTS IN AFFILIATED COMPANIES

     The Company has investments in Capitol Hill Squash Club Associates ("CHSCA") and Kalorama Sports Management Associates ("KSMA") (collectively referred to as the "Affiliates"). The Company has a limited partnership interest in CHSCA, which provides the

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company with approximately 20% of the CHSCA profits, as defined. The Company has a co-general partnership and limited partnership interest in KSMA, which entitles it to receive approximately 45% of the KSMA profits, as defined. The Affiliates have operations, which are similar, or related to, those of the Company. The Company accounts for these Affiliates in accordance with the equity method. The assets, liabilities, equity and operating results of the Affiliates and the Company's pro rata share of the Affiliates' net assets and operating results were not material for all periods presented.

M.  INTANGIBLE ASSETS, GOODWILL AND DEBT ISSUANCE COSTS

     Intangible assets consist of membership lists, a beneficial lease and covenants-not-to-compete. Such intangibles are stated at cost and are being amortized by the straight-line method over their estimated lives. Membership lists are amortized over 24 months and covenants-not-to-compete are amortized over the contractual life, generally five years. The beneficial lease is being amortized over the remaining life of the underlying club lease.

     In accordance with the Statement on Financial Accounting Standards ("SFAS") No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, goodwill has not been amortized subsequent to December 31, 2001. For the years ended December 31, 2000 and December 31, 2001 goodwill was amortized by the straight-line method over the remaining lives of the underlying club leases, five to fifteen years. See also Note 4 for further discussion on Goodwill and Other Intangible Assets.

     Debt issuance costs are classified within other assets and are being amortized as additional interest expense over the life of the underlying debt, four to seven years, using the interest method. Amortization of debt issue costs was $1,531, $1,882, and $1,928 for December 31, 2000, 2001 and 2002,
respectively.

N.  ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets, such as fixed assets and intangible assets are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired, in which case the asset's carrying value would be reduced to fair value.

     Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of discontinued operation to include a component of an entity and eliminates the exemption to consolidation when control over a subsidiary is likely to be temporary. In 2002, the Company discontinued operations at two wholly-owned clubs. As a result of the adoption of SFAS No. 144 the Company has accounted for these two clubs as discontinued operations. See Note 17 for further discussion on discontinued operations.

O.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. Such amounts are held, primarily, in a single commercial bank. The Company holds no collateral for these financial instruments.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

P.  STOCK-BASED EMPLOYEE COMPENSATION

     For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method ("APB No. 25"). In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock is not greater than the amount an employee must pay to acquire the stock as defined; however, to the extent that stock options are granted to employees with variable terms or if the fair value of the Company's stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense. The fair value of options or warrants granted to nonemployees for financing are recorded as deferred financing costs and amortized into interest expense using the interest method. See Note 10 for further discussion on stock options and warrants.

     The following table illustrates the effect on net loss attributed to common stockholders if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board issued Statement No. 123, ("SFAS 123") Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                       YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                       2000      2001      2002
                                                      -------   -------   -------
Net loss attributed to common stockholders, as
  reported..........................................  $(4,185)  $(3,155)  $(1,036)
Deduct:
  Total stock-based employee compensation expense
     (income) determined under fair value based
     method for all stock option awards, net of
     related tax effects............................     (235)      145       104
                                                      -------   -------   -------
Pro forma net loss attributed to common stock-
  holders...........................................  $(3,950)  $(3,300)  $(1,140)
                                                      =======   =======   =======

     Since option grants vest over several years and additional grants are expected in the future, the pro forma results noted above are not likely to be representative of the effects on future years of the application of the fair value based method.

     For the purposes of the above pro forma information, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. For the years ended December 31, 2000 and 2001, the weighted-average fair value of the option grants was approximately $47.11 and $111.89, respectively. The following weighted-average assumptions were used in computing the fair value of options grants: expected volatility of 69% for the year ended December 31, 2000 and 72% for the year ended December 31, 2001, risk-free interest rate of approximately 6.6% and 4.6% for December 31, 2000 and 2001, respectively, expected lives of five years for December 31, 2000 and 2001, and a zero divided yield for all periods.

Q.  RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, Reporting Gains

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and Losses from Extinguishment of Debt, and SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking -- Fund Requirements. The provisions of this statement are effective January 1, 2003. This Statement also amends SFAS No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic impact similar to sale-leaseback transactions and amends certain other authoritative pronouncements. These provisions of SFAS No. 145, adopted in May 2002, had no impact on our consolidated financial position or results of operations. In the event we extinguish our long-term debt obligations prior to their original maturities, the related debt extinguishment costs will be reported within operating income, rather than an extraordinary item.

     In July 2002, the FASB issued Statement No. 146, ("SFAS 146") Accounting for Costs Associated with Exit or Disposal Activities, which we are required to adopt on January 1, 2003. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. We do not expect that adoption of the standard will have a material adverse effect on our consolidated financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 requires the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. Accordingly, the Company will apply the recognition provisions of Interpretation No. 45 prospectively to guarantee activities initiated after December 31, 2002.

     In December, 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of SFAS 123, which provided alternative transition methods to the expensing of employee stock-based compensation under SFAS 123. The Company is not required to adopt the fair value method prescribed by SFAS 123 and, accordingly, will continue to account for stock-based compensation under the intrinsic value method in accordance with APB No. 25.

R.  SERIES A REDEEMABLE PREFERRED STOCK

     As described in Note 9, the Company has issued 153,637 shares of Series A Redeemable Preferred Stock ("Series A"). The Company has reclassified its 2001 financial statements to account for a redemption feature included in the Series A stock in accordance with the guidance in EITF Topic No. D-98: Classification and Measurement of Redeemable Securities ("EITF Topic No. D-98"). EITF Topic No. D-98 provided additional guidance on the appropriate classification of redeemable preferred stock upon the occurrence of an event that is not solely within the control of an issuer. EITF Topic No. D-98 requires retroactive application in the first fiscal quarter ending after December 15, 2001 by reclassifying financial statements of prior periods. The carrying value of the Series A stock, which was previously presented as a component of stockholders' deficit, has been reclassified as redeemable preferred stock outside of stockholders' deficit. The reclassification of the 2001 financial statements for the Series A stock had no effect on the Company's net income, net loss attributable to common stockholders or total

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assets. The following sets forth the overall effect of the reclassification on the Company's stockholders' deficit at December 31, 2001:

Stockholders' deficit prior to reclassification.............  $ (2,365)
Reclassification of Series A stock..........................  $(30,432)
Stockholders' deficit after the reclassification............  $(32,797)

3.  FIXED ASSETS

     Fixed assets as of December 31, 2001 and 2002, are shown at cost, less accumulated depreciation and amortization, and are summarized below:

                                                                DECEMBER 31,
                                                             -------------------
                                                               2001       2002
                                                             --------   --------
Leasehold improvements....................................   $177,315   $211,480
Club equipment............................................     45,547     50,937
Furniture, fixtures and computer equipment................     27,717     33,779
Computer software.........................................      3,769      4,503
Building and improvements.................................      4,995      4,995
Land......................................................        986        986
Construction in progress..................................     18,471      8,631
                                                             --------   --------
                                                              278,800    315,311
  Less, Accumulated depreciation and amortization.........     78,680    104,488
                                                             --------   --------
                                                             $200,120   $210,823
                                                             ========   ========

     Depreciation and leasehold amortization expense for the years ended December 31, 2000, 2001 and 2002, was $20,484, $25,780 and $30,645,
respectively.

4.  GOODWILL AND INTANGIBLE ASSETS

     Effective January 1, 2002 we implemented SFAS 142. There were no changes to the estimated useful lives of amortizable intangible assets due to the SFAS 142 implementation. In connection with the SFAS 142 transitional impairment test the Company recorded a $1,301 write-off of goodwill. A deferred tax benefit of $612 was recorded as a result of this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689, in the first quarter of 2002. The write-off of goodwill related to four, remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. Goodwill has been allocated to reporting units that closely reflect the regions served by our four trade names; New York Sports Club, Boston Sports Club, Washington Sports Club and Philadelphia Sports Club, with certain more remote clubs that do not benefit from a regional cluster being considered single reporting units.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of reported net income for the years ended December 31, 2000 and 2001 to net income adjusted for the impact of SFAS 142 over that same period is as follows:

                                                              FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Net income as reported......................................  $ 4,831    $ 7,046
Goodwill amortization.......................................    3,545      4,436
Deferred tax benefit........................................   (1,064)    (1,344)
                                                              -------    -------
  NET INCOME AS ADJUSTED....................................  $ 7,312    $10,138
                                                              =======    =======

     A summary of our acquired amortizable intangible assets and goodwill as of December 31, 2001 and 2002 is as follows:

                                                            DECEMBER 31, 2001
                                                  -------------------------------------
                                                   GROSS
                                                  CARRYING   ACCUMULATED        NET
                                                   AMOUNT    AMORTIZATION   INTANGIBLES
                                                  --------   ------------   -----------
Acquired intangible assets:
  Membership lists..............................  $ 9,753      $ (8,906)      $   847
  Covenants-not-to-compete......................    1,276          (901)          375
  Beneficial lease..............................      223          (151)           72
                                                  -------      --------       -------
                                                  $11,252      $ (9,958)      $ 1,294
                                                  =======      ========       =======
Goodwill........................................  $55,702      $(13,557)      $42,145
                                                  =======      ========       =======

                                                            DECEMBER 31, 2002
                                                  -------------------------------------
                                                   GROSS
                                                  CARRYING   ACCUMULATED        NET
                                                   AMOUNT    AMORTIZATION   INTANGIBLES
                                                  --------   ------------   -----------
Acquired intangible assets:
  Membership lists..............................  $11,054      $ (9,605)      $ 1,449
  Covenants-not-to-compete......................      876          (711)          165
  Beneficial lease..............................      223          (162)           61
                                                  -------      --------       -------
                                                  $12,153      $(10,478)      $ 1,675
                                                  =======      ========       =======
Goodwill........................................  $58,557      $(13,026)      $45,531
                                                  =======      ========       =======

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortization expense of the above acquired intangible assets for each of the five years ending December 31, 2007 will be as follows:

                                                               AMORTIZATION
YEAR ENDING DECEMBER 31,                                         EXPENSE
------------------------                                       ------------
2003........................................................      $1,045
2004........................................................         590
2005........................................................          11
2006........................................................          11
2007........................................................          11
Thereafter..................................................           7
                                                                  ------
                                                                  $1,675
                                                                  ======

     Amortization expense of intangible assets for the years ended December 31, 2000, 2001 and 2002, was $5,765, $6,403 and $1,103, respectively.

5.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
Accrued payroll.............................................  $ 6,334   $ 7,817
Accrued interest............................................    2,782     2,731
Accrued construction in progress and equipment..............    3,845     2,650
Accrued occupancy costs.....................................    3,324     3,514
Accrued other...............................................    2,633     4,922
                                                              -------   -------
                                                              $18,918   $21,634
                                                              =======   =======

6.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations consist of the following:

                                                                DECEMBER 31,
                                                             -------------------
                                                               2001       2002
                                                             --------   --------
Series B 9 3/4% Senior Notes, due 2004.....................  $125,000   $125,000
Line of credit borrowings..................................    22,745     14,500
Subordinated credit borrowings.............................     6,000      9,000
Notes payable for acquired businesses......................     2,931      6,230
Capital lease obligations..................................     7,303      6,213
                                                             --------   --------
                                                              163,979    160,943
  Less, Current portion due within one year................     4,015      5,178
                                                             --------   --------
     LONG-TERM PORTION.....................................  $159,964   $155,765
                                                             ========   ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate long-term debt and capital lease obligations maturing during the next five years and thereafter is as follows:

YEAR ENDING DECEMBER 31,                                       AMOUNT DUE
------------------------                                       ----------
2003........................................................    $  5,178
2004........................................................     152,242
2005........................................................       1,188
2006........................................................         619
2007........................................................         632
Thereafter..................................................       1,084
                                                                --------
                                                                $160,943
                                                                ========

     In October 1997, the Company issued $85,000 of Series B 9 3/4% Senior Notes ("Senior Notes"), due October 2004. The net proceeds from the Senior Notes totaled approximately $81,700. The transaction fees of approximately $3,300, were accounted for as deferred financing costs. In June 1999, the Company issued $40,000 of Senior Notes at a price of 98.75%, providing the Company with $39,500 of proceeds before expenses relating to the issuance. The transaction fees of approximately $3,900 were accounted for as deferred financing costs. The Senior Notes bear interest at an annual rate of 9 3/4%, payable semi-annually. The Senior Notes are redeemable at the option of the Company on or after October 15, 2001. For redemption prior to October 15, 2004, the Company would be required to pay a premium as defined. The Senior Notes are non-collateralized and rank "pari passu" with all unsubordinated debt and senior in right of payment with all subordinated indebtedness of the Company. The note indenture under which the Senior Notes were issued contains certain covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, engage in transactions with affiliates, incur liens and engage in asset sales.

     The Company has a line of credit with its principal bank for direct borrowings and letters of credit of up to $25,000. The line of credit carries interest at the Company's option based upon the Eurodollar borrowing rate plus 2.50% or the bank's prime rate plus 1.50%, as defined and the Company is required to pay a commitment commission of 0.375% per annum based upon the daily unutilized amount. There were $10,500 of Eurodollar and $4,000 of prime rate based borrowings outstanding against this line as of December 31, 2002. The amount available for borrowing has been further reduced by outstanding letters of credit totaling $1,900 (see Note 8). Amounts available for future borrowings as of December 31, 2002 were $8,600. The interest rate charged on the Eurodollar borrowings and prime rate based borrowings outstanding at December 31, 2002 were 4.0% and 6.25%, respectively. In May 2001, the Credit Agreement was amended to extend the maturity date to July 15, 2004. The Company paid $188 in bank structuring fees and $50 in legal fees related to this amendment. The line, as amended, contains various covenants including interest coverage and a leverage ratio as well as restrictions on the payment of dividends. The line is collateralized by a mortgage on land, building and equipment, which, as of December 31, 2002, had an aggregate book value of approximately $3,848, and by all other assets of the Company.

     In November 2000, the Company entered into a Subordinated Credit Agreement (the "Subordinated Agreement") with an affiliate of a stockholder of the Company. This Subordinated Agreement provides for up to $20,000 of principal borrowings and expires December 31, 2004. Interest on principal borrowings accrues at 12.75% per annum; 9.75% of which is payable on a monthly basis and the remaining 3% is accruable and payable, at the

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

option of the Company, through maturity. The total amount of accrued and unpaid interest may not exceed $2,500. The Company is charged a fee of 0.083% per month based on the portion of the facility not utilized. In connection with this agreement the Company paid a commitment fee of $225 to the lender, approximately $73 of legal fees, and committed to issue 16,000 shares of common stock to the lender. Such shares were issued during December 2001 and had an estimated fair value of $1,360 as of the date the lender committed to provide the financing. The aforementioned legal fees and fair value of the common stock were accounted for as deferred financing costs at the time the agreement was entered into. In December 2001 the Company issued an additional 7,000 shares of restricted common stock to the lender, which would have been forfeited by the lender in the event that the agreement was terminated prior to November 30, 2002. As the agreement was not terminated, these restricted shares became unrestricted in November 2002. The Agreement contains similar, but less restrictive covenants than those with the line of credit, as amended. There were $9,000 of Subordinated credit borrowings outstanding as of December 31, 2002. In 2002, an additional commitment fee of $125 was paid to the lender pending an increase in the facility of $5,500.

     Notes payable were incurred upon the acquisition of various clubs and are subject to the Company's right of offset for possible post acquisition adjustments arising out of operations of the acquired clubs. These notes are stated at rates of between 5% and 9%, and are non-collateralized. The notes are due on various dates through 2012.

     The carrying value of long-term debt, other than the Senior Notes, approximates fair market value as of December 31, 2001 and 2002 as the debt is generally short-term in nature. The Senior Notes have a fair value of approximately $128,125 and $125,000, based on the quoted market price as of December 31, 2001 and 2002, respectively.

     The Company's interest expense and capitalized interest related to funds borrowed to finance club facilities under construction for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                      2000      2001      2002
                                                     -------   -------   -------
Interest costs expensed............................  $14,300   $14,918   $16,559
Interest costs capitalized.........................      660       907       354
                                                     -------   -------   -------
                                                     $14,960   $15,825   $16,913
                                                     =======   =======   =======

     The Company leases equipment under noncancelable capital leases. The initial lease terms range from three to five years, after which the Company has the right to purchase the equipment at amounts defined by the agreements.

     As of December 31, 2002, minimum rental payments, under all capital leases, including payments to acquire leased equipment, are as follows:

                                                                  MINIMUM
YEAR ENDING DECEMBER 31,                                       ANNUAL RENTAL
------------------------                                       -------------
2003........................................................      $4,172
2004........................................................       2,827
2005........................................................         478
                                                                  ------
                                                                   7,477
  Less, Amounts representing interest.......................       1,264
                                                                  ------
     PRESENT VALUE OF MINIMUM CAPITAL LEASE PAYMENTS........      $6,213
                                                                  ======

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The cost of leased equipment included in club equipment was approximately $10,083 and $12,658 at December 31, 2001 and 2002, respectively; and the related accumulated depreciation was $3,421 and $5,686, respectively.

7.  RELATED PARTY TRANSACTIONS

     The Company entered into a professional service agreement with Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"), a stockholder of the Company for strategic and financial advisory services on December 10, 1996. Fees for such services are $250 per annum, and are payable while BRS owns 20% or more of the outstanding Common stock of the Company. No amounts were due BRS at December 31, 2001 and 2002.

     The Company's Subordinated Agreement was entered into with an affiliate of a stockholder of the Company.

8.  LEASES

     The Company leases office, warehouse and multi-recreational facilities and certain equipment under noncancelable operating leases. In addition to base rent, the facility leases generally provide for additional rent based on increases in real estate taxes and other costs. Certain leases give the Company the right to acquire the leased facility at defined prices based on fair value and provide for additional rent based upon defined formulas of revenue, cash flow or operating results of the respective facilities. Under the provisions of certain of these leases, the Company is required to maintain irrevocable letters of credit, which total $1,900 as of December 31, 2002.

     The leases expire at various times through December 31, 2027, and certain leases may be extended at the Company's option.

     Future minimum rental payments under noncancelable operating leases are as follows:

                                                                  MINIMUM
YEAR ENDING DECEMBER 31,                                       ANNUAL RENTAL
------------------------                                       -------------
2003........................................................     $ 46,276
2004........................................................       47,527
2005........................................................       47,462
2006........................................................       47,328
2007........................................................       45,425
Aggregate thereafter........................................      355,940
                                                                 --------
                                                                 $589,958
                                                                 ========

     Rent expense, including the effect of deferred lease liabilities, for the years ended December 31, 2000, 2001 and 2002 was $33,293, $42,341 and $52,085,
respectively. Such amounts include additional rent of $4,962, $7,119 and $8,368, respectively.

     The Company, as landlord, leases space to third party tenants under noncancelable operating leases and licenses. In addition to base rent, certain leases provide for additional rent based on increases in real estate taxes, indexation, utilities and defined amounts based on the

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

operating results of the lessee. The leases expire at various times through December 31, 2008. Future minimum rentals receivable under noncancelable leases are as follows:

                                                                  MINIMUM
YEAR ENDING DECEMBER 31,                                       ANNUAL RENTAL
------------------------                                       -------------
2003........................................................      $1,383
2004........................................................       1,014
2005........................................................         619
2006........................................................         480
2007........................................................         284
Aggregate thereafter........................................         116
                                                                  ------
                                                                  $3,896
                                                                  ======

     Rental income, including noncash rental income, for the years ended December 31, 2000, 2001 and 2002 was $1,706, $1,879 and $2,132, respectively.
Such amounts include additional rental charges above the base rent of $630, $775 and $807, respectively.

9.  REDEEMABLE PREFERRED STOCK

  Redeemable Senior Preferred Stock

     During November 1998, the Company issued 40,000 shares of mandatorily redeemable Senior stock ("Senior") and 143,261 warrants. During 2002, 71,630 of these warrants were exercised. The Senior stock has no voting rights except as required by law. The warrants have an exercise price of $0.01, expire in November 2008 and are exercisable into an equal number of shares of Class A Common Stock. After payment of fees and expenses of approximately $365, the Company received net proceeds of $39,635. Upon issuance, a $3,416 value was ascribed to the warrants. The initial fair value of the Senior stock ($36,219) is being accreted to its liquidation value using the interest method. The Senior stock is redeemable in November 2008. In the event that certain defined events occur, the number of warrants exercisable will be reduced. The Company, at its option, can redeem the Senior stock at any time without premium.

     The Senior stock has liquidation preferences over Series A, Series B and Common Stock. The Senior stock may, at the option of the holder, be converted into Common Stock upon the initial public offering ("IPO") of the Company's common stock at a conversion rate equal to the IPO price.

     The Senior stock has a liquidation value of $1,000 per share plus cumulative unpaid dividends of $24,512, as of December 31, 2002. The Senior stockholders are entitled to a cumulative 12% annual dividend, based upon the per share price of $1,000.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of transactions related to the Senior stock is as follows:

                                                              CARRYING   LIQUIDATION
                                                               VALUE        VALUE
                                                              --------   -----------
Proceeds received in connection with the November 1998
  issuance of Senior stock and warrants.....................  $40,000      $40,000
Expenses incurred in connection with issuance...............     (365)          --
Fair value ascribed to warrants at issuance.................   (3,416)          --
                                                              -------      -------
     Value of senior stock at date of issuance..............   36,219       40,000

Accretion to Senior stock liquidation value.................      369           --
Accretion of Senior stock dividends.........................    5,478        5,478
                                                              -------      -------
January 1, 2000 Senior stock................................   42,066       45,478

Accretion to Senior stock liquidation value.................      341           --
Accretion of Senior stock dividends.........................    5,622        5,622
                                                              -------      -------
December 31, 2000 Senior stock..............................   48,029       51,100

Accretion to Senior stock liquidation value.................      342           --
Accretion of Senior stock dividends.........................    6,316        6,316
                                                              -------      -------
December 31, 2001 Senior stock..............................   54,687       57,416

Accretion to Senior stock liquidation value.................      342           --
Accretion of Senior stock dividends.........................    7,096        7,096
                                                              -------      -------
December 31, 2002 Senior stock..............................  $62,125      $64,512
                                                              =======      =======

     Cumulative unpaid dividends on Senior stock are payable upon certain defined events which include: the dissolution, liquidation or winding up of the Company; the redemption of such shares; or the sale of substantially all of the assets of the Company.

  Series A Redeemable Preferred Stock

     During fiscal years 1997 and 1998, the Company issued 152,455 and 1,182 shares, respectively, of Series A redeemable preferred stock. As of December 31, 2001 and 2002, 153,637 shares of Series A stock were outstanding. Series A stock has liquidation preferences over Common Stock in the event of a liquidation, dissolution or winding up of the Company. Series A stock has no conversion features or voting rights except as required by law, and rank "pari passu." Series A stock has a liquidation value of $100 per share plus cumulative unpaid dividends of $19,479 as of December 31, 2002. Series A stockholders are entitled to a cumulative 14% annual dividend based upon the per share price of $100. The Company may, at its sole discretion, pay any dividends by cash or by the issuance of additional Series A shares. The Company may at any time redeem all or any portion of the Series A stock at a price equal to the liquidation value plus cumulative unpaid dividends.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of transactions related to Series A stock is as follows:

                                                                        CARRYING
                                                              SHARES     VALUE
                                                              -------   --------
Proceeds received in connection with the issuance of Series
  A stock...................................................  153,637   $15,364
Accretion of Series A stock dividends.......................       --     7,852
                                                              -------   -------
January 1, 2000 Series A stock..............................  153,637    23,216
Accretion of Series A stock dividends.......................       --     3,364
                                                              -------   -------
December 31, 2000 Series A stock............................  153,637    26,580
Accretion to Series A stock dividends.......................       --     3,852
                                                              -------   -------
December 31, 2001 Series A stock............................  153,637    30,432
Accretion to Series A stock dividends.......................       --     4,409
                                                              -------   -------
December 31, 2002 Series A stock............................  153,637   $34,841
                                                              =======   =======

     In the event of a change in control as defined, each holder of Series A stock then outstanding may require the Corporation, and the Corporation shall be obligated, to redeem all or any portion of the Series A stock owned by such holder.

10.  STOCKHOLDERS' DEFICIT

A.  CAPITALIZATION

     The Company's certificate of incorporation, as amended, provides for the issuance of up to 3,500,000 shares of capital stock, consisting of 2,500,000 shares of Class A Voting Common Stock ("Class A"), par value $0.001 per share; 500,000 shares of Class B Non-voting Common Stock ("Class B"), par value of $0.001 per share, (Class A and Class B are collectively referred to herein as "Common Stock"); and 200,000 shares of Series B Preferred Stock ("Series B") par value $1.00 per share.

     All stockholders have preemptive rights to purchase a pro-rata share of any future sales of securities, as defined.

  Common Stock

     Class A stock and Class B stock each have identical terms with the exception that Class A stock is entitled to one vote per share, while Class B stock has no voting rights, except as required by law. In addition, Class B stock is convertible into an equal number of Class A shares, at the option of the holder of the majority of the Class B stock. To date, the Company has not issued Class B stock.

  Series B Preferred Stock

     During December 1996, the Company issued 3,857 shares of Series B preferred stock, 3,822 shares of which are outstanding as of December 31, 2001 and 2002. Series B stock has liquidation preferences over Common Stock in the event of a liquidation, dissolution or winding up of the Company. Series B stock has no voting rights except as required by law, and rank "pari passu." Upon consummation of an IPO, at the option of the holder, each Series B stock is convertible into Class A Common Stock at prices, at which the Class A Common Stock is sold in such IPO. The Company may at any time redeem all or any portion of the Series B stock at a

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

price equal to the liquidation value plus cumulative unpaid dividends. Series B stock has a liquidation value of $35 per share plus cumulative unpaid dividends of $170 as of December 31, 2002. Series B stockholders are entitled to a cumulative 14% annual dividend based upon the per share price of $35. The Company may, at its sole discretion, pay any dividends by cash or by the issuance of additional Series B shares.

     In the event of a change in control, as defined, each holder of Series B stock then outstanding may require the Corporation, and the Corporation shall be obligated, to redeem all or any portion of the Series B stock owned by such holder. The Series B preferred stockholders do not control a majority of the votes of the board of directors through direct representation or other rights.

B.  STOCK OPTIONS AND WARRANTS

  Class A Common Stock Options

     During the year ended May 31, 1997, the Company adopted the Town Sports International Inc. Common Stock Option Plan (the "Plan"). The provisions of the Plan, as amended and restated, provide for the Company's Board of Directors to grant to executives and key employees options to acquire 107,274 shares of Class A stock.

     Grants vest in full at various dates between December 2007 and 2010. The vesting of these grants will be accelerated in the event that certain defined events occur including the achievement of annual equity values or the sale of the Company. The term of each of these grants is ten or eleven years.

     In accordance with APB No. 25, Accounting for Stock Issued to Employees, the Company recorded unearned compensation in connection with the 1998 Grants and the 2001 Grants. Such amount is included within stockholders' deficit and represented the difference between the estimated fair value of the Class A stock on the date of amendment or grant, respectively, and the exercise price. Unearned compensation will be amortized as compensation expense over the vesting period. During the years ended December 31, 2000, 2001 and 2002, amortization of unearned compensation totaled $969, $156 and $70, respectively.

     As of December 31, 2002, there were 13,729 shares reserved for future option awards.

     As of December 31, 2000, 2001 and 2002, a total of 68,279, 76,474 and
75,819 Class A Common stock options were exercisable, respectively.

  Series B Preferred Stock Options

     During the year ended May 31, 1997, the Company granted 164,783 options ("Series B Options") to certain employees which entitle the holders to purchase an equal number of shares of Series B stock at an exercise price of $10.00 per share. Series B Options were fully vested on the date of grant and expire on December 31, 2021. The terms of the Series B Options also contain provisions whereby the exercise price will be reduced, or in certain cases, the option holder will receive cash in accordance with a formula as defined. The aggregate value of, either a reduction in exercise price, or the distribution of cash is deemed compensatory and, accordingly, is recorded as a compensation expense. For the years ended December 31, 2000, 2001 and 2002 compensation expense recognized in connection with Series B Options totaled $867, $993 and $1,137, respectively. There are no shares of Series B Preferred Stock reserved for future option grants.

     All Series B Preferred stock options were exercisable upon grant.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the stock option activity for the years ended December 31, 2000, 2001 and 2002:

                                                   WEIGHTED                 WEIGHTED
                                                   AVERAGE                  AVERAGE
                                         CLASS A   EXERCISE     SERIES B    EXERCISE
                                         COMMON     PRICE       PREFERRED    PRICE
                                         -------   --------     ---------   --------
Balance at January 1, 2000.............  81,562    $ 11.42       163,690     $10.00
  Granted..............................  17,446    $ 75.00(i)         --
  Exercised............................  (4,035)   $  3.42        (5,384)    $10.00
  Forfeited............................  (2,291)   $ 14.58            --
                                         -------                ---------
Balance at December 31, 2000...........  92,682    $ 23.88       158,306     $10.00
  Granted..............................   7,400    $100.00(ii)        --
  Exercised............................    (788)   $ 32.53            --
  Forfeited............................    (512)   $ 25.76            --
                                         -------                ---------
Balance at December 31, 2001...........  98,782    $ 29.32       158,306     $10.00
  Exercised............................  (3,100)   $ 22.93            --
  Forfeited............................  (2,200)   $ 84.57            --
                                         -------                ---------
Balance at December 31, 2002...........  93,482    $ 28.23       158,306     $10.00
                                         =======                =========

---------------

(i) Option exercise price was equal to market price on the grant date

(ii) Option exercise price of these options were less than the estimated fair value on the grant date.

     The following table summarizes stock option information as of December 31, 2002:

                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                        -------------------------------------   -----------------------
                                       WEIGHTED-
                                        AVERAGE     WEIGHTED-                 WEIGHTED-
                                       REMAINING     AVERAGE                   AVERAGE
                          NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
                        OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
                        -----------   -----------   ---------   -----------   ---------
Class A Common:
  1997 Grants.........     50,936      48 months     $  1.00       50,936      $  1.00
  1998 Grants.........      9,200      64 months     $ 17.50        9,200      $ 17.50
  1999 Grants.........     10,300      72 months     $ 53.00        7,210      $ 53.00
  2000 Grants.........     16,946      84 months     $ 75.00        8,473      $ 75.00
  2001 Grants.........      6,100     103 months     $100.00           --      $100.00
                        -----------                             -----------
Total Grants..........     93,482                                  75,819           --
                        ===========                             ===========
Series B Preferred....    158,306     239 months     $ 10.00      158,306      $ 10.00
                        ===========                             ===========

  Warrants to buy Common Stock

     In connection with the issuance of a Subordinated note (which has subsequently been repaid) on December 10, 1996, warrants to buy 124,022 Class A Common Shares were issued at an exercise price of $0.01 per share. Original issue discount arising upon this issue totaled approximately $123. 10,000 warrants were exercised on December 10, 1996. The amount of warrants outstanding was reduced in November 1998 by 38,308 to 75,714 in

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

connection with the issuance of the Senior stock. During 2002, these warrants were fully exercised.

11.  ASSET ACQUISITIONS

     During the period from January 1, 2000 through December 31, 2002, the Company completed the acquisition of 19 fitness clubs. With the exception of the Health Development Corporation ("HDC") acquisition discussed below, the individual acquisitions were not material to the financial position, results of operations or cash flows of the Company. The table below summarizes the aggregate purchase price and the purchase price allocation to assets acquired:

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                        2000      2001     2002
                                                       -------   ------   ------
Number of clubs acquired.............................       13        2        4
                                                       =======   ======   ======
Purchase prices payable in cash at closing...........  $24,053   $1,272   $2,322
Issuance and assumption of notes payable.............    2,238      250    4,725
                                                       -------   ------   ------
     TOTAL PURCHASE PRICES...........................  $26,291   $1,522   $7,047
                                                       =======   ======   ======
Allocation of purchase prices:
  Goodwill...........................................  $19,926   $1,316   $4,479
  Fixed assets.......................................    6,809      235    1,955
  Membership lists...................................    3,548      181    1,432
  Covenants-not-to-compete...........................       25       --       --
  Other net liabilities acquired.....................     (372)    (172)    (108)
  Deferred revenue...................................   (3,645)     (38)    (711)
                                                       -------   ------   ------
     TOTAL ALLOCATION OF PURCHASE PRICES.............  $26,291   $1,522   $7,047
                                                       =======   ======   ======

     For financial reporting purposes, these acquisitions have been accounted for under the purchase method and, accordingly, the purchase prices have been assigned to the assets and liabilities acquired on the basis of their respective fair values on the date of acquisition. The excess of purchase prices over the net tangible assets acquired has been allocated to membership lists acquired, covenants-not-to-compete and goodwill. The results of operations of the clubs have been included in the Company's consolidated financial statements from the respective dates of acquisition and with the exception of HDC, the impact of these acquisitions on the consolidated financial statements of the Company was not material.

     In July 2000, the Company acquired HDC, a Massachusetts Corporation. HDC's operations included eight clubs in Massachusetts and one club in New Hampshire. HDC also provided management services at three facilities in the greater Boston area. HDC was purchased for $18,700 in cash. Including approximately $525 of transaction costs, the aggregate purchase price amounted to $19,200.

     Assuming the acquisition of HDC occurred at the beginning of 2000, unaudited pro forma revenues would have been $234,771, unaudited pro forma net income would have been $4,179 and unaudited pro forma net loss to common shareholders would have been $4,837. This unaudited pro forma information has been prepared assuming the HDC acquisition had taken place at the beginning of the respective periods reported herein. The pro forma adjustments give effect in amortization of goodwill, amortization of membership lists, interest expense on acquisition debt, adjustment to rent expense and the related income tax effects.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Immediately prior to the acquisition HDC sold the land and buildings related to two of its fitness clubs and entered into leases with the new landlords of these clubs. Rent expense, interest on mortgages and building depreciation related to those two clubs have also been adjusted. The unaudited pro forma financial information for HDC is presented for information purposes only and may not be indicative of the results of operations as they would have been had the Company completed the acquisition as of and for the periods noted above, nor is it indicative of the results of operations which may occur in the future. Anticipated efficiencies form the consolidation of HDC and the Company have been excluded from the amounts included in the pro forma summaries presented above.

12.  REVENUE FROM CLUB OPERATIONS

     Revenues from club operations for the years ended December 31, 2000, 2001 and 2002 are summarized below:

                                                    YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   2000       2001       2002
                                                 --------   --------   --------
Membership dues................................  $181,415   $227,073   $257,917
Initiation Fees................................    10,969     13,287     14,361
Other club revenues............................    28,826     37,840     42,717
                                                 --------   --------   --------
                                                 $221,210   $278,200   $314,995
                                                 ========   ========   ========

13.  CORPORATE INCOME TAXES

     The provision (benefit) for income taxes for the year ended December 31, 2000, 2001 and 2002 consists of the following:

                                                     YEAR ENDED DECEMBER 31, 2000
                                                     -----------------------------
                                                                 STATE
                                                     FEDERAL   AND LOCAL    TOTAL
                                                     -------   ---------   -------
Current............................................  $ 5,875    $ 2,482    $ 8,357
Deferred...........................................   (3,170)      (156)    (3,326)
                                                     -------    -------    -------
                                                     $ 2,705    $ 2,326    $ 5,031
                                                     =======    =======    =======

                                                     YEAR ENDED DECEMBER 31, 2001
                                                     -----------------------------
                                                                 STATE
                                                     FEDERAL   AND LOCAL    TOTAL
                                                     -------   ---------   -------
Current............................................  $ 7,964    $ 3,415    $11,379
Deferred...........................................   (3,357)    (1,169)    (4,526)
                                                     -------    -------    -------
                                                     $ 4,607    $ 2,246    $ 6,853
                                                     =======    =======    =======

                                                     YEAR ENDED DECEMBER 31, 2002
                                                     -----------------------------
                                                                 STATE
                                                     FEDERAL   AND LOCAL    TOTAL
                                                     -------   ---------   -------
Current............................................  $ 6,483    $ 4,388    $10,871
Deferred...........................................     (536)      (626)    (1,162)
                                                     -------    -------    -------
                                                     $ 5,947    $ 3,762    $ 9,709
                                                     =======    =======    =======

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the net deferred tax asset as of, December 31, 2001 and 2002 are summarized below:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
Deferred tax assets:
  Deferred lease liabilities................................  $ 9,129   $ 9,821
  Deferred revenue..........................................    6,013     5,954
  Fixed assets and intangible assets........................    5,993     5,032
  Compensation expense incurred in connection with stock
     options................................................    4,444     4,855
  State net operating loss carry-forwards...................      411     1,151
  Other.....................................................       47        (1)
                                                              -------   -------
                                                               26,037    26,812
                                                              -------   -------
Deferred tax liabilities:
  Deferred costs............................................   (6,387)   (6,174)
  Acquired membership liabilities...........................     (274)       --
                                                              -------   -------
                                                               (6,661)   (6,174)
                                                              -------   -------
       NET DEFERRED TAX ASSETS, PRIOR TO VALUATION
          ALLOWANCE.........................................   19,376    20,638
Valuation allowance.........................................     (284)     (384)
                                                              -------   -------
       NET DEFERRED TAX ASSETS..............................  $19,092   $20,254
                                                              =======   =======

     As of December 31, 2002, the Company has state net operating loss ("NOL") carry-forwards of approximately $12,525. Such amounts expire between December 31, 2003 and December 31, 2021. The Company's $384 valuation allowance has been maintained for NOL carryforwards in Virginia, where the Company is not generating taxable income.

     Foreign income and the effect of foreign income taxes was immaterial.

     The following table accounts for the differences between the actual provision and the amounts obtained by applying the statutory U.S. Federal income tax rate of 35% to the income before provision for corporate income taxes:

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             2000      2001      2002
                                                             -----     -----     -----
Federal statutory tax rate.................................   35%       35%       35%
State and local income taxes, net of federal tax benefit
  and change of valuation allowance........................    8         8         9
Change in state effective income tax rate..................    3         1        --
Non-deductible goodwill and other permanent differences....    4         3         1
Other......................................................  (1)        --        --
                                                              --        --        --
                                                              49%       47%       45%
                                                              ==        ==        ==

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  SEPTEMBER 11, 2001 EVENTS

     The terrorist attacks of September 11, 2001 ("the September 11 events"), resulted in a tremendous loss of life and property. Secondarily, those events have interrupted the operations at four clubs located in downtown Manhattan. Three of the affected four clubs were back in operation by October 2001, while the fourth club reopened in September 2002.

     The Company carries business interruption insurance to mitigate certain lost revenue and profits experienced with the September 11 events. In this regard in the third quarter of 2001 a $175 insurance receivable was recorded representing an estimate of costs incurred in September 2001. Such costs included rent, payroll benefits, and other club operating costs incurred during period of closure. In 2002, we collected this $175 receivable and received additional on account payments of $1,025. These on account payments were classified with fees and other revenues.

     Although we have business interruption insurance to cover certain lost profits at all four clubs, we cannot predict with any degree of certainty what future amounts will actually be received from the insurance carriers. Furthermore we cannot, at this time, determine whether the assets related to the fourth club location have been permanently impaired. We will continue to gather information to better assess whether or not the assets of this club have been permanently impaired. We are communicating with our insurance carrier on an ongoing basis in order to better assess the relief we could expect to receive for such coverage. In January 2003, we received and recorded an additional $1,300 on account payment.

15.  CONTINGENCIES

     On February 13, 2003, an individual filed suit against the Company in the Supreme Court, New York County, alleging that on January 14, 2003, he sustained an injury at one of our club locations resulting in serious bodily injury. His complaint seeks $250,000 in damages for personal injuries, in addition to $250,000 of punitive damages. The Company has in force $51,000 of insurance coverage to cover claims of this nature. The Company intends to vigorously contest this lawsuit and presently anticipates that these matters will be covered by insurance.

     The Company is a party to various lawsuits arising in the normal course of business. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

16.  EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for the Company to make discretionary contributions; however, the Company elected not to make contributions for the year ended December 31, 2000. The Plan was amended, effective January 1, 2001, to provide for an employer matching contribution in an amount equal to 25% of the participant's contribution with a limit of five hundred dollars per individual, per annum. Employer matching contributions totaling $200 were made in February 2002 and 2003 for the Plan years ended December 31, 2001 and 2002, respectively.

17.  DISCONTINUED OPERATIONS

     In the fourth quarter of 2002, the Company closed two remote underperforming, wholly-owned clubs. In connection with the closure of one of the clubs the Company recorded club

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

closure costs of $996 related to the write-off of fixed assets. The Company has accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the consolidated statement of operations and prior periods have been reclassified in accordance with SFAS No. 144.

     Revenues and pre-tax losses for these discontinued clubs were $1,221 and $597 in 2000, $1,659 and $894 in 2001, and $1,606 and $322 in 2002,
respectively.

18.  SUBSEQUENT EVENTS

     In January 2003, an executive officer of the Company exercised 9,530 Series B options to purchase Series B stock. On February 24, 2003, several officers of the Company exercised 148,775 Series B options. All Series B stock issued in connection with these February exercises were sold to affiliates of Rosewood Capital L.P., a stockholder of the Company.

19.  GUARANTORS

     The Company and all of its domestic subsidiaries have unconditionally guaranteed the $255,000 of 9 5/8% Senior Notes. However the Company's Swiss subsidiaries have not provided guarantees on these Senior Notes.

     The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for 2000, 2001 and 2002. The financial information illustrates the composition of the combined guarantors.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               ALL FIGURES $'000
                               DECEMBER 31, 2002

                                                                     NON-
                                                    SUBSIDIARY    GUARANTOR
                                         PARENT     GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ------------   ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents...........  $   1,575    $  3,635      $   341       $      --       $  5,551
  Accounts receivable, net............      1,840       1,173           99          (1,779)         1,333
  Inventory...........................         --       1,106           26              --          1,132
  Prepaid corporate income taxes......      3,012          --           --              --          3,012
  Intercompany receivable (payable)...    (18,996)     20,469       (1,473)             --             --
  Prepaid expenses and other current
    assets............................      5,837       2,093           --          (3,500)         4,430
                                        ---------    --------      -------       ---------       --------
      Total current assets............     (6,732)     28,476       (1,007)         (5,279)        15,458
Investment in subsidiaries............    206,413          --           --        (206,413)            --
Fixed assets, net.....................     11,273     198,050        1,500              --        210,823
Goodwill, net.........................         --      44,927          604              --         45,531
Intangible assets, net................         --       1,569          106              --          1,675
Deferred tax assets, net..............     20,866        (490)        (122)             --         20,254
Deferred membership costs.............         --      14,408           --              --         14,408
Other assets..........................      5,038       1,063           --              --          6,101
                                        ---------    --------      -------       ---------       --------
      Total assets....................  $ 236,858    $288,003      $ 1,081       $(211,692)      $314,250
                                        =========    ========      =======       =========       ========
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt
    and capital lease obligations.....  $   5,178    $     --      $    --       $      --       $  5,178
  Accounts payable....................        214       5,114           --              --          5,328
  Accrued expenses....................      9,470      13,398          545          (1,779)        21,634
  Deferred revenue....................         --      26,510           --              --         26,510
                                        ---------    --------      -------       ---------       --------
      Total current liabilities.......     14,862      45,022          545          (1,779)        58,650
Long-term debt and capital lease
  obligations.........................    155,765       3,500           --          (3,500)       155,765
Deferred lease liabilities............        625      23,019           --              --         23,644
Deferred revenue......................          7       3,345           83              --          3,435
Other liabilities.....................        373       7,157           --              --          7,530
                                        ---------    --------      -------       ---------       --------
      Total liabilities...............    171,632      82,043          628          (5,279)       249,024
                                        ---------    --------      -------       ---------       --------
REDEEMABLE PREFERRED STOCK
Redeemable senior preferred stock.....     62,125          --           --              --         62,125
Series A preferred stock..............     34,841          --           --              --         34,841
                                        ---------    --------      -------       ---------       --------
                                           96,966          --           --              --         96,966
                                        ---------    --------      -------       ---------       --------
Stockholders' deficit
  Series B preferred stock............        303          --           --              --            303
  Common stockholders' deficit........    (32,336)    205,960          160        (206,120)       (32,336)
  Accumulated other comprehensive
    income............................        293          --          293            (293)           293
                                        ---------    --------      -------       ---------       --------
      Total stockholders' deficit.....    (31,740)    205,960          453        (206,413)       (31,740)
                                        ---------    --------      -------       ---------       --------
      Total liabilities, redeemable
         preferred stock and
         stockholders' deficit:.......  $ 236,858    $288,003      $ 1,081       $(211,692)      $314,250
                                        =========    ========      =======       =========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               ALL FIGURES $'000
                               DECEMBER 31, 2001

                                                                     NON-
                                                    SUBSIDIARY    GUARANTOR
                                          PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                         --------   ----------   ------------   ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents............  $    190    $  5,192      $     76      $      --       $  5,458
  Accounts receivable, net.............     1,614       1,110            60         (1,429)         1,355
  Inventory............................        --       1,305            21             --          1,326
  Intercompany receivable (payable)....     8,757      (6,948)       (1,809)            --             --
  Prepaid expenses and other current
    assets.............................     5,135       1,478            --         (3,500)         3,113
                                         --------    --------      --------      ---------       --------
      Total current assets.............    15,696       2,137        (1,652)        (4,929)        11,252
  Investment in subsidiaries...........   172,786          --            --       (172,786)            --
  Fixed assets, net....................    11,002     187,743         1,375             --        200,120
  Goodwill, net........................        --      41,541           604             --         42,145
  Intangible assets, net...............        --       1,240            54             --          1,294
  Deferred tax assets, net.............    19,681        (491)          (98)            --         19,092
  Deferred membership costs............        19      14,729            --             --         14,748
  Other assets.........................     6,213       1,141            --             --          7,354
                                         --------    --------      --------      ---------       --------
      Total assets.....................  $225,397    $248,040      $    283      $(177,715)      $296,005
                                         ========    ========      ========      =========       ========
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt and
    capital lease obligations..........  $  4,015    $     --      $     --      $      --          4,015
  Accounts payable.....................       199       7,416            --             --          7,615
  Accrued expenses.....................     8,062      12,052           233         (1,429)        18,918
  Deferred revenue.....................        --      23,269            --             --         23,269
                                         --------    --------      --------      ---------       --------
      Total current liabilities........    12,276      42,737           233         (1,429)        53,817
Long-term debt and capital lease
  obligations..........................   159,723       3,500           241         (3,500)       159,964
Deferred lease liabilities.............       682      20,828            --             --         21,510
Deferred revenue.......................        --       3,540            69             --          3,609
Other liabilities......................       394       4,389            --             --          4,783
                                         --------    --------      --------      ---------       --------
      Total liabilities................   173,075      74,994           543         (4,929)       243,683
                                         --------    --------      --------      ---------       --------
REDEEMABLE PREFERRED STOCK
Redeemable senior preferred stock......    54,687          --            --             --         54,687
Series A preferred stock...............    30,432          --            --             --         30,432
                                         --------    --------      --------      ---------       --------
                                           85,119          --            --             --         85,119
                                         --------    --------      --------      ---------       --------
Stockholders' deficit
  Series B preferred stock.............       265          --            --             --            265
  Common shareholders' deficit.........   (33,083)    173,046          (281)      (172,765)       (33,083)
  Accumulated other comprehensive
    income.............................        21          --            21            (21)            21
                                         --------    --------      --------      ---------       --------
      Total stockholders' deficit......  $(32,797)    173,046          (260)      (172,786)       (32,797)
                                         --------    --------      --------      ---------       --------
      Total liabilities, redeemable
         preferred stock and
         stockholders' deficit.........  $225,397    $248,040      $    283      $(177,715)      $296,005
                                         ========    ========      ========      =========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                         NON-
                                                        SUBSIDIARY    GUARANTOR
                                              PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                             --------   ----------   ------------   ------------   ------------
Revenues:
  Club operations..........................  $    241    $310,926      $  3,828       $     --       $314,995
  Fees and other...........................     2,187       6,290            --         (4,045)         4,432
                                             --------    --------      --------       --------       --------
                                                2,428     317,216         3,828         (4,045)       319,427
                                             --------    --------      --------       --------       --------
Operating expenses:
  Payroll and related......................    22,184     105,390         1,531             --        129,105
  Club operating...........................       564     101,088           945         (3,484)        99,113
  General and administrative...............       437      21,149           343           (561)        21,368
  Depreciation and amortization............     2,857      28,509           382             --         31,748
                                             --------    --------      --------       --------       --------
                                               26,042     256,136         3,201         (4,045)       281,334
                                             --------    --------      --------       --------       --------
  Operating income.........................   (23,614)     61,080           627             --         38,093
Interest expense...........................    16,548         351            10           (350)        16,559
Interest income............................      (488)         --            --            350           (138)
                                             --------    --------      --------       --------       --------
  Income from continuing operations before
    provision for corporate income taxes...   (39,674)     60,729           617             --         21,672
Provision for corporate income taxes.......   (17,766)     27,296           179             --          9,709
                                             --------    --------      --------       --------       --------
  Income from continuing operations before
    equity earnings........................   (21,908)     33,433           438             --         11,963
Equity earnings from subsidiaries..........    32,415          --            --        (32,415)            --
Loss on discontinued operations, net of
  income tax benefit of $551...............        --        (767)           --             --           (767)
Cumulative effect of a change in accounting
  principle, net of income tax benefit of
  $612.....................................        --        (689)           --             --           (689)
                                             --------    --------      --------       --------       --------
  Net income...............................  $ 10,507    $ 31,977      $    438       $(32,415)      $ 10,507
                                             ========    ========      ========       ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                         NON-
                                                        SUBSIDIARY    GUARANTOR
                                              PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                             --------   ----------   ------------   ------------   ------------
Revenues:
  Club operations..........................  $    113    $275,482      $  2,605       $     --       $278,200
  Fees and other...........................     1,272       6,012            --         (3,851)         3,433
                                             --------    --------      --------       --------       --------
                                                1,385     281,494         2,605         (3,851)       281,633
                                             --------    --------      --------       --------       --------
Operating expenses:
  Payroll and related......................    20,083      91,537         1,146             --        112,766
  Club operating...........................       447      91,089           705         (3,300)        88,941
  General and administrative...............       390      18,658           288           (551)        18,785
  Depreciation and amortization............     2,636      29,021           528             --         32,185
                                             --------    --------      --------       --------       --------
                                               23,556     230,305         2,667         (3,851)       252,677
                                             --------    --------      --------       --------       --------
  Operating income.........................   (22,171)     51,189           (62)            --         28,956
Interest expense...........................    14,904         352            12           (350)        14,918
Interest income............................      (722)        (19)           --            350           (391)
                                             --------    --------      --------       --------       --------
  Income from continuing operations before
    provision for corporate income taxes...   (36,353)     50,856           (74)            --         14,429
Provision for corporate income taxes.......   (17,268)     24,108            13             --          6,853
                                             --------    --------      --------       --------       --------
  Income from continuing operations before
    equity earnings........................   (19,085)     26,748           (87)            --          7,576
Equity earnings from subsidiaries..........    26,131          --            --        (26,131)            --
Loss on discontinued operations, net of
  income tax benefit of $364...............        --        (530)           --             --           (530)
                                             --------    --------      --------       --------       --------
  Net income...............................  $  7,046    $ 26,218      $    (87)      $(26,131)      $  7,046
                                             ========    ========      ========       ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                         NON-
                                                        SUBSIDIARY    GUARANTOR
                                              PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                             --------   ----------   ------------   ------------   ------------
Revenues:
  Club operations..........................  $      5    $219,462       $1,744        $     (1)      $221,210
  Fees and other...........................     1,142       5,261           --          (3,785)         2,618
                                             --------    --------       ------        --------       --------
                                             $  1,147    $224,723       $1,744        $ (3,786)      $223,828
                                             --------    --------       ------        --------       --------
Operating expenses:
  Payroll and related......................    17,818      72,274          709              --         90,801
  Club operating...........................       239      71,368          419          (3,220)        68,806
  General and administrative...............     1,128      13,866          198            (566)        14,626
  Depreciation and amortization............     1,783      23,868          597              --         26,248
                                             --------    --------       ------        --------       --------
                                             $ 20,968    $181,376       $1,923        $ (3,786)      $200,481
                                             --------    --------       ------        --------       --------
  Operating income.........................   (19,821)     43,347         (179)             --         23,347
Interest expense...........................    14,243         389           18            (350)        14,300
Interest income............................    (1,525)         (5)          --             350         (1,180)
                                             --------    --------       ------        --------       --------
  Income from continuing operations before
    provision for corporate income taxes...   (32,539)     42,963         (197)             --         10,227
Provision for corporate income taxes.......   (16,003)     21,037           (3)             --          5,031
                                             --------    --------       ------        --------       --------
  Income from continuing operations before
    equity earnings........................   (16,536)     21,926         (194)             --          5,196
Equity earnings from subsidiaries..........    21,367          --           --         (21,367)            --
Loss on discontinued operations, net of
  income tax benefit of $232...............        --        (365)          --              --           (365)
                                             --------    --------       ------        --------       --------
  Net income...............................  $  4,831    $ 21,561       $ (194)       $(21,367)      $  4,831
                                             ========    ========       ======        ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                  NON-
                                                 SUBSIDIARY    GUARANTOR
                                       PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                       -------   ----------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income.........................  $10,507    $ 31,977      $   438        $(32,415)      $ 10,507
                                       -------    --------      -------        --------       --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization......    2,857      28,786          382              --         32,025
  Goodwill impairment write-off and
    club closure costs...............       --       2,297           --              --          2,297
  Compensation expense in connection
    with stock options...............    1,207          --           --              --          1,207
  Noncash rental expense, net of
    noncash rental income............      (78)      1,748           --              --          1,670
  Amortization of debt issuance
    costs............................    1,928          --           --              --          1,928
  Changes in operating assets and
    liabilities......................   (3,483)      4,768          306              --          1,591
  Other..............................  (32,061)       (742)         (32)         32,415           (420)
                                       -------    --------      -------        --------       --------
      Total adjustments..............  (29,630)     36,857          656          32,415         40,298
                                       -------    --------      -------        --------       --------
Net cash provided by operating
  activities.........................  (19,123)     68,834        1,094              --         50,805
Net cash used in investing
  activities.........................   (3,128)    (36,805)        (249)             --        (40,182)
Net cash used in financing
  activities.........................   23,636     (33,586)        (580)             --        (10,530)
                                       -------    --------      -------        --------       --------
Net change in cash and cash
  equivalents........................    1,385      (1,557)         265              --             93
Cash and cash equivalents at
  beginning of period................      190       5,192           76              --          5,458
                                       -------    --------      -------        --------       --------
Cash and cash equivalents at end of
  period.............................  $ 1,575    $  3,635      $   341        $     --       $  5,551
                                       =======    ========      =======        ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                  NON-
                                                 SUBSIDIARY    GUARANTOR
                                       PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ----------   ------------   ------------   ------------
Cash flows from operating
  activities:
  Net income (loss).................  $  7,046    $ 26,218       $ (87)        $(26,131)      $  7,046
                                      --------    --------       -----         --------       --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization.....     2,636      29,503         528               --         32,667
  Compensation expense in connection
    with stock options..............     1,149          --          --               --          1,149
  Noncash rental expense, net of
    noncash rental income...........        56       4,168          --               --          4,224
  Amortization of debt issuance
    costs...........................     1,882          --          --               --          1,882
  Changes in operating assets and
    liabilities.....................    (6,317)      4,005          99                          (2,213)
  Other.............................   (26,775)        229           8           26,131           (407)
                                      --------    --------       -----         --------       --------
      Total adjustments.............   (27,369)     37,905         635           26,131         37,302
                                      --------    --------       -----         --------       --------
Net cash provided by (used) in
  operating activities..............   (20,323)     64,123         548               --         44,348
Net cash used in investing
  activities........................    (3,893)    (53,751)       (714)              --        (58,358)
Net cash provided by (used) in
  financing activities..............    24,349      (8,491)        245               --         16,103
                                      --------    --------       -----         --------       --------
    Net change in cash and cash
      equivalents...................       133       1,881          79               --          2,093
Cash and cash equivalents at
  beginning of period...............        57       3,311          (3)              --          3,365
                                      --------    --------       -----         --------       --------
Cash and cash equivalents at end of
  period............................  $    190    $  5,192       $  76         $     --       $  5,458
                                      ========    ========       =====         ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               ALL FIGURES $'000
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                  NON-
                                                 SUBSIDIARY    GUARANTOR
                                       PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ----------   ------------   ------------   ------------
Cash flows from operating
  activities:
  Net income (loss).................  $  4,831    $ 21,561      $  (194)       $(21,367)      $  4,831
                                      --------    --------      -------        --------       --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization.....     1,783      24,262          597              --         26,642
  Compensation expense in connection
    with stock options..............     1,836          --           --              --          1,836
  Noncash rental expense, net of
    noncash rental income...........        (8)      2,984           --              --          2,976
  Amortization of debt issuance
    costs...........................     1,531          --           --              --          1,531
  Changes in operating assets and
    liabilities.....................      (669)      4,036          (46)             --          3,321
  Other.............................   (21,952)         21                       21,367           (564)
                                      --------    --------      -------        --------       --------
      Total adjustments.............   (17,479)     31,303          551          21,367         35,742
                                      --------    --------      -------        --------       --------
Net cash provided by operating
  activities........................   (12,648)     52,864          357              --         40,573
Net cash used in investing
  activities........................   (24,920)    (43,731)      (1,397)             --        (70,048)
Net cash provided by (used) in
  financing activities..............    37,257     (32,579)       1,037              --          5,715
                                      --------    --------      -------        --------       --------
Net change in cash and cash
  equivalents.......................      (311)    (23,446)          (3)             --        (23,760)
Cash and cash equivalents at
  beginning of period...............       368      26,757           --              --         27,125
                                      --------    --------      -------        --------       --------
Cash and cash equivalents at end of
  period............................  $     57    $  3,311      $    (3)       $     --       $  3,365
                                      ========    ========      =======        ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      ALL FIGURES $'000, EXCEPT SHARE DATA
                                 MARCH 31, 2003

                                                               MARCH 31,
                                                                  2003
                                                              ------------
                                                              (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents.................................    $  9,052
  Accounts receivable, net of allowance for doubtful
     accounts of $113 at March 31, 2003.....................         636
  Inventory.................................................       1,021
  Prepaid corporate income taxes............................       2,404
  Prepaid expenses and other current assets.................       4,247
                                                                --------
          Total current assets..............................      17,360
Fixed assets, net of accumulated depreciation of $112,472 at
  March 31, 2003............................................     210,606
Goodwill....................................................      45,676
Intangible assets, net of accumulated amortization of
  $10,701 at March 31, 2003.................................       1,315
Deferred tax asset, net.....................................      17,350
Deferred membership costs...................................      14,569
Other assets................................................       5,641
                                                                --------
          Total assets......................................    $312,517
                                                                ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  DEFICIT
Current liabilities:
  Current portion of long-term debt and capital lease
     obligations............................................    $  4,991
  Accounts payable..........................................       4,540
  Accrued expenses..........................................      22,581
  Deferred revenue..........................................      30,532
                                                                --------
          Total current liabilities.........................      62,644
Long-term debt and capital lease obligations................     143,847
Deferred lease liabilities..................................      24,295
Deferred revenue............................................       3,623
Other liabilities...........................................       7,395
                                                                --------
          Total liabilities.................................     241,804
                                                                --------
REDEEMABLE PREFERRED STOCK:
Redeemable senior preferred stock, $1.00 par value;
  liquidation value $66,391 at March 31, 2003; authorized
  100,000 shares; 40,000 shares issued and outstanding at
  March 31, 2003............................................      64,089
Series A preferred stock, at liquidation value 153,637
  shares issued and outstanding at March 31, 2003...........      36,061
                                                                --------
                                                                 100,150
                                                                --------
Stockholders' deficit:
  Series B preferred stock, at liquidation value issued and
     outstanding 109,541 at March 31, 2003..................       9,005
  Class A voting common stock, $.001 par value; issued and
     outstanding 1,176,043 shares...........................           1
  Paid-in capital...........................................     (41,130)
  Unearned compensation.....................................        (268)
  Accumulated other comprehensive income (currency
     translation adjustment)................................         338
  Retained earnings.........................................       2,617
                                                                --------
          Total stockholders' deficit.......................     (29,437)
                                                                --------
          Total liabilities, redeemable preferred stock and
          stockholders' deficit.............................    $312,517
                                                                ========

         See notes to the condensed consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
                               ALL FIGURES $'000

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 2002           2003
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Revenues:
  Club operations...........................................    $75,940        $84,690
  Fees and other............................................        934          2,212
                                                                -------        -------
                                                                 76,874         86,902
                                                                -------        -------

Operating expenses:
  Payroll and related.......................................     31,034         32,770
  Club operating............................................     24,150         26,662
  General and administrative................................      4,941          5,021
  Depreciation and amortization.............................      7,857          8,299
                                                                -------        -------
                                                                 67,982         72,752
                                                                -------        -------
  Operating income..........................................      8,892         14,150
Interest expense............................................      4,124          4,232
Interest income.............................................        (39)           (22)
                                                                -------        -------
  Income from continuing operations before provision for
     corporate income taxes.................................      4,807          9,940
Provision for corporate income taxes........................      2,387          4,099
                                                                -------        -------
  Income from continuing operations.........................      2,420          5,841
Loss on discontinued operations, net of income tax benefit
  of $48....................................................        (66)            --
Cumulative effect of a change in accounting principle, net
  of income tax benefit of $612.............................       (689)            --
                                                                -------        -------
  Net income................................................      1,665          5,841
Accreted dividends on preferred stock.......................     (2,779)        (3,226)
                                                                -------        -------
  Net income (loss) loss attributable to common
     stockholders...........................................    $(1,114)       $ 2,615
                                                                =======        =======

         See notes to the condensed consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
                               ALL FIGURES $'000

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 2002           2003
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income................................................   $  1,665       $  5,841
                                                               --------       --------
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      7,965          8,299
  Goodwill impairment write-off.............................      1,301             --
  Compensation expense in connection with stock options.....        281            187
  Noncash rental expense, net of noncash rental income......        713            522
  Share of net income in affiliated companies...............       (157)          (211)
  Amortization of debt issuance costs.......................        471            597
  Change in certain working capital components..............     10,573          5,564
  Decrease (increase) in deferred tax asset.................     (1,413)         2,903
  Increase in deferred membership costs.....................       (856)          (160)
  Other.....................................................         26             64
                                                               --------       --------
    Total adjustments.......................................     18,904         17,765
                                                               --------       --------
    Net cash provided by operating activities...............     20,569         23,606
                                                               --------       --------
Cash flows from investing activities:
  Capital expenditures, net of effects of acquired
    businesses in 2002......................................    (20,101)        (7,418)
  Acquisition of business...................................       (275)            --
  Landlord contributions....................................      1,283             --
                                                               --------       --------
    Net cash used in investing activities...................    (19,093)        (7,418)
                                                               --------       --------
Cash flows from financing activities:
  Net line of credit repayment..............................         --        (10,500)
  Repurchase of preferred stock.............................         --           (583)
  Repayments of borrowings..................................     (1,105)        (1,604)
                                                               --------       --------
    Net cash used in financing activities...................     (1,105)       (12,687)
                                                               --------       --------
    Net increase in cash and cash equivalents...............        371          3,501
Cash and cash equivalents at beginning of period............      5,458          5,551
                                                               --------       --------
    Cash and cash equivalents at end of period..............   $  5,829       $  9,052
                                                               ========       ========
Summary of change in certain working capital components, net of effects of acquired businesses:
  Decrease in accounts receivable...........................        247       $    697
  Decrease in inventory.....................................        118            111
  Decrease in prepaid expenses, prepaid income taxes, and
    other current assets....................................        938          1,002
  (Decrease) increase in accounts payable and accrued
    expenses................................................      4,230           (455)
  Increase in deferred revenue..............................      5,040          4,209
                                                               --------       --------
    Net changes in working capital..........................   $ 10,573       $  5,564
                                                               ========       ========
  Supplemental disclosures of cash flow information:
    Noncash investing and financing activities:

    The Company assumed $445 of long term debt in connection with a club acquisition during the three month period ended March 31, 2002.

    The Company acquired $950 of club equipment financed by lessors during the three month period ended March 31, 2002.

    See also Note 7 for cashless stock option exercises in 2003.

         See notes to the condensed consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003
                      ALL FIGURES $'000, EXCEPT SHARE DATA
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the Company's December 31, 2002 consolidated financial statements and notes thereto, included on Form 10-K. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. Certain information and footnote disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations. The Company believes that the disclosures made are adequate to make the information presented not misleading. The information reflects all adjustments which, in the opinion of Management, are necessary for a fair presentation of the financial position and results of operations for the interim periods set forth herein. All such adjustments, except for the cumulative effect of a change in accounting principle, are of a normal and recurring nature. The results for the quarter ended March 31, 2003 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2003.

2.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                              MARCH 31,
                                                                2003
                                                               (000'S)
                                                              ---------
Series B 9 3/4% Senior Notes, due 2004......................  $125,000
Line of Credit borrowings...................................     4,000
Subordinated credit borrowings..............................     9,000
Notes payable for acquired businesses.......................     5,659
Capital lease obligations...................................     5,179
                                                              --------
                                                               148,838
Less, Current portion due within one year...................     4,991
                                                              --------
Long-term portion...........................................  $143,847
                                                              ========

     The Company has a line of credit, with its principal banks for direct borrowings and letters of credit of up to $25,000. The line of credit carries interest at the Company's option, based upon the Eurodollar borrowing rate plus 2.50% or the bank's prime rate plus 1.50%, as defined. There were $4,000 of prime rate borrowings outstanding as of March 31, 2003 and outstanding letters of credit issued totaled $2,000. As of March 31, 2003 the interest rate charged on the outstanding prime rate borrowings was 5.75%. The unutilized portion of the line of credit as of March 31, 2003, was $19,000. This line of credit was terminated April 16, 2003 and replaced with a new credit facility (See Note 9).

     The line of credit contains various covenants including interest coverage and a leverage ratio as well as restrictions on the payment of dividends.

     In November 2000, the Company entered into a Subordinated Credit Agreement (the "Agreement") which provides for up to $20,000 of principal borrowings. The interest on principal borrowings accrues at the greater of 12.75% or the bank's prime rate plus 3.0% per annum. On a monthly basis, 9.75% is payable and the remaining 3.0% is accruable or payable at the option of the Company through maturity. As of March 31, 2003 the rate in effect was 12.75%. There were $9,000 of outstanding borrowings under the Agreement as of March 31, 2003. The Agreement contains similar, but less restrictive covenants than those of the line of credit. This Subordinated Credit Agreement was terminated on April 16, 2003 in connection with a refinancing of the Company's debt. (See Note 9)

3.  SEPTEMBER 11, 2001 EVENTS

     The terrorist attacks of September 11, 2001 ("the September 11 events"), resulted in a tremendous loss of life and property. Secondarily, those events have interrupted the operations at four clubs located in downtown Manhattan. Three of the affected four clubs were back in operation by October 2001, while the fourth club reopened in September 2002.

     The Company carries business interruption insurance to mitigate certain lost revenue and profits experienced with the September 11 events. In this regard in the third quarter in 2001 a $175 insurance receivable was recorded representing an estimate of costs incurred in September 2001. Such costs included rent, payroll benefits, and other club operating costs incurred during period of closure. In 2002, we collected this $175 receivable and received additional on-account payments of $1,025. In January 2003, we received and recorded an additional $1,300 on-account payment. These on-account payments have been classified with fees and other revenues.

     Although we have business interruption insurance to cover certain lost profits at all four clubs, we cannot predict with any degree of certainty what future amounts will actually be received from the insurance carriers. Furthermore we cannot, at this time, determine whether the assets related to the fourth club location have been permanently impaired. We will continue to gather information to better assess whether or not the assets of this club have been permanently impaired. We are communicating with our insurance carrier on an ongoing basis in order to better assess the relief we could expect to receive for such coverage.

4.  GOODWILL AND OTHER INTANGIBLES

     Effective January 1, 2002 the Company implemented the Financial Accounting Standards Board Statement No. 141 Business Combinations and Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In connection with the SFAS 142 transition impairment test the Company recorded a $1.3 million write-off of goodwill in the quarter ended March 31, 2002. A deferred tax benefit of $612 was recorded with this goodwill write-off, resulting in a net cumulative effect of change in accounting principle of $689, in the first quarter of 2002. The write-off of goodwill related to four, remote underperforming clubs. The impairment test was performed with discounted estimated future cash flows as the criteria for determining fair market value. Goodwill has been allocated to reporting units that closely reflect the regions served by the four trade names; New York Sports Club, Boston Sports Club, Washington Sports Club and Philadelphia Sports Club, with certain more remote clubs that do not benefit from a regional cluster being considered a single reporting unit. The Company performed an impairment test in the quarter ended March 31, 2003 and determined that goodwill was not impaired.

     Below is a summary of the Company's acquired goodwill and intangible assets as of March 31, 2003.

                                                         AS OF MARCH 31, 2003
                                                              ($'000'S)
                                  ------------------------------------------------------------------
                                  GROSS CARRYING AMOUNT   ACCUMULATED AMORTIZATION   NET INTANGIBLES
                                  ---------------------   ------------------------   ---------------
Membership Lists................         $10,917                  $ (9,782)              $ 1,135
Covenants-not-to-compete........             876                      (754)                  122
Beneficial Lease................             223                      (165)                   58
                                         -------                  --------               -------

                                         $12,016                  $(10,701)              $ 1,315
                                         =======                  ========               =======
Goodwill........................         $58,742                  $(13,066)              $45,676
                                         =======                  ========               =======

     The amortization expense of the above acquired intangible assets for each of the five years ended December 31, 2007 is as follows:

AGGREGATE AMORTIZATION EXPENSE ($000'S)
---------------------------------------
For the year ended 12/31/03(a)           $   939
For the year ended 12/31/04                  591
For the year ended 12/31/05                   11
For the year ended 12/31/06                   11
For the year ended 12/31/07                   11
                                         -------
                                         $ 1,563
                                         =======

---------------

(a) Amortization expense for the three months ended March 31, 2003 amounted to $248,000.

5.  STOCK-BASED EMPLOYEE COMPENSATION

     For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method ("APB No. 25"). In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock is not greater than the amount an employee must pay to acquire the stock as defined; however, to the extent that stock options are granted to employees with variable terms or if the fair value of the Company's stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense. The fair value of options or warrants granted to nonemployees for financing are recorded as deferred financing costs and amortized into interest expense using the interest method.

     The following table illustrates the effect on net income (loss) attributed to common stockholders if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board issued Statement No. 123, ("SFAS 123") Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                               QUARTERS ENDED
                                                                 MARCH 31,
                                                                 ($'000'S)
                                                              ----------------
                                                               2002      2003
                                                              -------   ------
Net income (loss) attributed to common stockholders, as
  reported..................................................  $(1,114)  $2,615
Add:
  Stock-based employee compensation expense included in
     reported net income (loss) attributed to common
     stockholders, net of related tax effects...............       23        6
Deduct:
  Total stock-based employee compensation expense determined under fair value based method for all stock option
     awards net of related tax effects......................      (32)     (48)
                                                              -------   ------
Pro forma net income (loss) attributed to common
  stockholders..............................................  $(1,123)  $2,573
                                                              =======   ======

     Since option grants vest over several years and additional grants are expected in the future, the pro forma results noted above are not likely to be representative of the effects on future years of the application of the fair value based method.

6.  DISCONTINUED OPERATIONS

     In the fourth quarter of 2002, the Company sold or closed two remote underperforming, wholly-owned clubs. The Company has accounted for these two clubs as discontinued operations and, accordingly, the results of their operations have been classified as discontinued in the consolidated statement of operations, and prior periods have been reclassified in accordance with the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Revenues and pre-tax losses for these discontinued clubs were $434 and $114 respectively in the first quarter ended March 31, 2002.

7.  EXERCISE OF STOCK OPTIONS

     In January 2003, an executive officer of the Company exercised 9,530 Series B preferred stock, and in turn these newly issues shares were repurchased by the Company for $540 and were retired. In addition, the same officer sold 548 previously held shares of Series B preferred stock back to the Company for $43 which were also retired. On February 24, 2003, several executives of the Company exercised and converted 148,775 Series B preferred stock options into 106,267 shares of Series B preferred stock. The difference between the 148,775 options exercised and the 106,267 shares issued is due to the remittance of these shares to the Company to cover the purchase price of the stock. The remitted shares were subsequently retired by the Company. The executives sold all of Series B preferred stock issued in connection with these February exercises to an affiliate of Rosewood Capital L.P., a stockholder of the Company.

8.  CONTINGENCIES

     On February 13, 2003, an individual filed suit against the Company in the Supreme Court, New York County, alleging that on January 14, 2003, he sustained an injury at one of the Company's club locations resulting in serious bodily injury. His complaint seeks $250,000 in damages for personal injuries, in addition to $250,000 of punitive damages. The Company has in force $51,000 of insurance coverage to cover claims of this nature. The Company intends to vigorously contest this lawsuit and presently anticipates that these matters will be covered by insurance.

     In addition, the Company is a party to various lawsuits arising in the normal course of business. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 9.  SUBSEQUENT EVENT

     On April 16, 2003 the Company successfully completed a refinancing of its debt. This refinancing included an offering of $255,000 of Senior Notes ("Notes") that will mature April 15, 2011, and the entering into of a new $50,000 senior secured revolving credit facility (the "Senior Credit Facility") that will expire April 15, 2008. The Notes accrue interest at 9 5/8% per annum and interest is payable semiannually on April 15, and October 15. The Company will file a registration statement with the Securities and Exchange Commission within 120 days of the issue date of the Notes, for notes having substantially identical terms as the Notes as part of an offer to exchange freely tradable exchange notes for the Notes. The Company will use its best efforts to cause that registration to become effective within 210 days of the issue date. The use of proceeds from the Note offering are as follows:

                                                              ($000'S)
                                                              --------
Redemption of existing Series B Senior Notes, principal and
  interest..................................................  $126,049
Call premium on existing Series B Senior Notes..............     3,048
Redemption of Senior Preferred Stock........................    66,975
Repayment of line of credit principal borrowings and
  interest..................................................     4,013
Repayment of subordinated credit principal borrowings and
  interest..................................................     9,060
Underwriting fees and other closing costs...................     7,743
Available for general corporate purposes....................    38,112
                                                              --------
Total use of funds..........................................  $255,000
                                                              ========

     The Senior Credit Facility contains various covenants including limits in capital expenditures, the maintenance of a Consolidated Interest Coverage ratio of not less than 2.25:1.00 during 2003, and a maximum permitted total leverage ratio of 4.00:1.00 during 2003.

NOTE 10.  GUARANTORS

     The Company and all of its domestic subsidiaries have unconditionally guaranteed the $255,000 of 9 5/8% Senior Notes. However the Company's Swiss subsidiaries have not provided guarantees on these Senior Notes.

     The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for the three month periods ended March 31, 2002 and 2003. The financial information illustrates the composition of the combined guarantors.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                              ALL FIGURES IN $'000
                                 MARCH 31, 2003
                                  (UNAUDITED)

                                                                    NON-
                                                  SUBSIDIARY      GUARANTOR
                                       PARENT     GUARANTORS    SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                      ---------   -----------   -------------   -------------   -------------
ASSETS
Current assets:
  Cash and equivalents..............  $     508    $  8,057        $   487        $      --       $  9,052
  Accounts receivable, net..........      1,924         476            103           (1,867)           636
  Inventory.........................         --         993             28               --          1,021
  Prepaid corporate income taxes....      2,404          --             --               --          2,404
  Intercompany receivable
    (payable).......................    (22,419)     23,990         (1,571)              --             --
  Prepaid expenses and other current
    assets..........................      4,402       3,345             --           (3,500)         4,247
                                      ---------    --------        -------        ---------       --------
      Total current assets..........    (13,181)     36,861           (953)          (5,367)        17,360
Investment in subsidiaries..........    216,248          --             --         (216,248)            --
Fixed assets, net...................     10,823     198,325          1,458               --        210,606
Goodwill, net.......................         --      44,945            731               --         45,676
Intangible assets, net..............         --       1,322             (7)              --          1,315
Deferred tax assets, net............     17,966        (491)          (125)              --         17,350
Deferred membership costs...........         --      14,569             --               --         14,569
Other assets........................      4,590       1,051             --               --          5,641
                                      ---------    --------        -------        ---------       --------
      Total assets..................  $ 236,446    $296,582        $ 1,104        $(221,615)      $312,517
                                      =========    ========        =======        =========       ========

LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt
    and capital lease obligations...  $   4,991    $     --        $    --        $      --       $  4,991
  Accounts payable..................        112       4,428             --               --          4,540
  Accrued expenses..................     10,112      13,964            372           (1,867)        22,581
  Deferred revenue..................         --      30,532             --               --         30,532
                                      ---------    --------        -------        ---------       --------
      Total current liabilities.....     15,215      48,924            372           (1,867)        62,644
Long-term debt and capital lease
  obligations.......................    149,528      (2,181)            --           (3,500)       143,847
Deferred lease liabilities..........        613      23,682             --               --         24,295
Deferred revenue....................         10       3,528             85               --          3,623
Other liabilities...................        367       7,028             --               --          7,395
                                      ---------    --------        -------        ---------       --------
      Total liabilities.............    165,733      80,981            457           (5,367)       241,804
                                      ---------    --------        -------        ---------       --------

REDEEMABLE PREFERRED STOCK
Redeemable senior preferred stock...     64,089          --             --               --         64,089
Series A preferred stock............     36,061          --             --               --         36,061
                                      ---------    --------        -------        ---------       --------
                                        100,150          --             --               --        100,150
                                      ---------    --------        -------        ---------       --------
Stockholders' deficit
  Series B preferred stock..........      9,005          --             --               --          9,005
  Common stockholders' deficit......    (38,780)    215,601            309         (215,910)       (38,780)
  Accumulated other comprehensive
    income..........................        338          --            338             (338)           338
                                      ---------    --------        -------        ---------       --------
      Total stockholder's deficit...    (29,437)    215,601            647         (216,248)       (29,437)
                                      ---------    --------        -------        ---------       --------
      Total liabilities, redeemable
         preferred stock and
         stockholder's deficit:.....  $ 236,446    $296,582        $ 1,104        $(221,615)      $312,517
                                      =========    ========        =======        =========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                              ALL FIGURES IN $'000
                                 MARCH 31, 2003
                                  (UNAUDITED)

                                                                           NON-
                                                          SUBSIDIARY    GUARANTOR
                                                PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                -------   ----------   ------------   ------------   ------------
Revenues:
  Club operations.............................  $    25    $83,475        $1,190             --        $84,690
  Fees and other..............................    1,600      1,617            --        $(1,005)         2,212
                                                -------    -------        ------        -------        -------
                                                $ 1,625    $85,092        $1,190         (1,005)       $86,902
                                                -------    -------        ------        -------        -------
Operating expenses:
  Payroll and related.........................    5,481     26,863           426             --         32,770
  Club operating..............................     (937)    28,111           353           (865)        26,662
  General and administrative..................     (420)     5,483            98           (140)         5,021
  Depreciation and amortization...............      809      7,401            89             --          8,299
                                                -------    -------        ------        -------        -------
                                                $ 4,933    $67,858        $  966        $(1,005)       $72,752
                                                -------    -------        ------        -------        -------
  Operating income............................   (3,308)    17,234           224             --         14,150
Interest expense..............................    4,272         48            --            (88)         4,232
Interest income...............................     (110)        --            --             88            (22)
                                                -------    -------        ------        -------        -------
  Income before provision for corporate income
    taxes.....................................   (7,470)    17,186           224             --          9,940
Provision for corporate income taxes..........   (3,519)     7,545            73             --          4,099
                                                -------    -------        ------        -------        -------
  Income before Equity earnings...............  $(3,951)   $ 9,641        $  151        $    --        $ 5,841
Equity earnings from subsidiaries.............    9,792         --            --         (9,792)            --
                                                -------    -------        ------        -------        -------
  Net Income..................................  $ 5,841    $ 9,641        $  151        $(9,792)       $ 5,841
                                                =======    =======        ======        =======        =======

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                              ALL FIGURES IN $'000
                                 MARCH 31, 2002
                                  (UNAUDITED)

                                                                           NON-
                                                          SUBSIDIARY    GUARANTOR
                                                PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                -------   ----------   ------------   ------------   ------------
Revenues:
  Club operations.............................  $     4    $75,066         $870         $    --        $75,940
  Fees and other..............................      471      1,412           --            (949)           934
                                                -------    -------         ----         -------        -------
                                                    475     76,478          870            (949)        76,874
                                                -------    -------         ----         -------        -------
Operating expenses:
  Payroll and related.........................    5,618     25,072          344              --         31,034
  Club operating..............................       89     24,651          219            (809)        24,150
  General and administrative..................      (21)     5,014           88            (140)         4,941
  Depreciation and amortization...............      729      7,002          126                          7,857
                                                -------    -------         ----         -------        -------
                                                  6,415     61,739          777            (949)        67,982
                                                -------    -------         ----         -------        -------
  Operating income............................   (5,940)    14,739           93              --          8,892
Interest expense..............................    4,121         88            3             (88)         4,124
Interest income...............................     (127)        --           --              88            (39)
                                                -------    -------         ----         -------        -------
  Income from continuing operations before
    provision for corporate income taxes......   (9,934)    14,651           90              --          4,807
Provision for corporate income taxes..........   (4,933)     7,293           27              --          2,387
                                                -------    -------         ----         -------        -------
  Income from continuing operations before
    equity earnings...........................   (5,001)     7,358           63              --          2,420
  Equity earnings from subsidiaries...........    6,666         --           --          (6,666)            --
  Loss on discontinued operations, net of
    income tax benefit of $48.................       --        (66)          --              --            (66)
Cumulative effect of a change in accounting
  principle, net of income tax benefit of
  $612........................................       --       (689)          --              --           (689)
                                                -------    -------         ----         -------        -------
  Net income..................................  $ 1,665    $ 6,603         $ 63         $(6,666)       $ 1,665
                                                =======    =======         ====         =======        =======

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                              ALL FIGURES IN $'000
                                 MARCH 31, 2003
                                  (UNAUDITED)

                                                                  NON-
                                                 SUBSIDIARY    GUARANTOR
                                       PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ----------   ------------   ------------   ------------
Cash flows from operating
  activities:
  Net income........................  $  5,841    $  9,641      $    151         (9,792)      $  5,841
                                      --------    --------      --------       --------       --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization.....       809       7,401            89             --          8,299
  Compensation expense in connection
    with stock options..............       187          --            --             --            187
  Noncash rental expense, net of
    noncash rental income...........       (17)        539            --             --            522
  Share of net income in affiliated
    companies.......................      (211)         --            --             --           (211)
  Amortization of debt issuance
    costs...........................       597          --            --             --            597
  Changes in operating assets and
    liabilities.....................     5,402       3,079          (174)            --          8,307
  Other.............................    (9,729)        (28)           29          9,792             64
                                      --------    --------      --------       --------       --------
      Total adjustments.............    (2,962)     10,991           (56)         9,792         17,765
                                      --------    --------      --------       --------       --------
Net cash provided by operating
  activities........................     2,879      20,632            95             --         23,606
Net cash used in investing
  activities........................      (360)     (7,011)          (47)            --         (7,418)
Net cash used in financing
  activities........................    (3,586)     (9,199)           98             --        (12,687)
                                      --------    --------      --------       --------       --------
Net change in cash and cash
  equivalents.......................    (1,067)      4,422           146             --          3,501
Cash and cash equivalents at
  beginning of period...............     1,575       3,635           341             --          5,551
                                      --------    --------      --------       --------       --------
Cash and cash equivalents at end of
  period............................  $    508    $  8,057      $    487       $     --       $  9,052
                                      ========    ========      ========       ========       ========

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                              ALL FIGURES IN $'000
                                 MARCH 31, 2002
                                  (UNAUDITED)

                                                                  NON-
                                                 SUBSIDIARY    GUARANTOR
                                       PARENT    GUARANTORS   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                       -------   ----------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income.........................  $ 1,665    $  6,603      $     63       $(6,666)       $  1,665
                                       -------    --------      --------       -------        --------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization......      729       7,110           126            --           7,965
  Goodwill impairment write-off......       --       1,301            --                         1,301
  Compensation expense in connection
    with stock options...............      281          --            --            --             281
  Noncash rental expense, net of
    noncash rental income............      (15)        728            --            --             713
  Share of net income in affiliated
    companies........................     (157)         --            --            --            (157)
  Amortization of debt issuance
    costs............................      471          --            --            --             471
  Changes in operating assets and
    liabilities......................    3,244       5,041            19                         8,304
  Other..............................   (6,601)         41           (80)        6,666              26
                                       -------    --------      --------       -------        --------
      Total adjustments..............   (2,048)     14,221            65         6,666          18,904
                                       -------    --------      --------       -------        --------
    Net cash provided by operating
      activities.....................     (383)     20,824           128            --          20,569
Net cash used in investing
  activities.........................     (821)    (18,240)          (32)           --         (19,093)
Net cash provided by (used) in
  financing activities...............    1,189      (2,399)          105            --          (1,105)
                                       -------    --------      --------       -------        --------
Net change in cash and cash
  equivalents........................      (15)        185           201            --             371
Cash and cash equivalents at
  beginning of period................      190       5,192            76            --           5,458
                                       -------    --------      --------       -------        --------
Cash and cash equivalents at end of
  period.............................  $   175    $  5,377      $    277       $    --        $  5,829
                                       =======    ========      ========       =======        ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including September 18, 2003, (the 90th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                        TOWN SPORTS INTERNATIONAL, INC.

                     9 5/8% SENIOR EXCHANGE NOTES DUE 2011

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                 June 20, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------